STATE OF ISRAEL

This description of the State of Israel is dated as of June 29, 2009 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2008.

STATE OF ISRAEL

LIST OF TABLES

i

Tables and Supplementary Information:

ii

* These areas are subject to agreements between Israel and the Palestinian Authority. The Palestinian Authority has gradually taken responsibility for administering certain self-rule areas, including the Gaza Strip and parts of the West Bank (Judea and Samaria).

Except as otherwise specified, all amounts in this report are expressed in New Israeli Shekels (“NIS”) or in U.S. dollars (“$”, “US$”, “dollars” or “USD”). Any amounts stated in dollars in this report as of a stated date or for a stated period that were converted from NIS into dollars, were either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel calculates the representative foreign exchange rate for dollars for any day as the average of the NIS/$ buying and selling rates prevailing in the market on such date. The representative NIS/$ exchange rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	Year
	2004	2005	2006	2007	2008
December 31	4.308	4.603	4.225	3.846	3.802
Yearly Average	4.482	4.488	4.456	4.108	3.588

Source: Bank of Israel.

On December 31, 2008, the Bank of Israel representative foreign exchange rate for US$ was NIS3.802 per US$1. The average exchange rate for the year 2008 was NIS3.588 per US$1. In October 2000, all restrictions on foreign currency derivative transactions with nonresidents were abolished. For a further discussion of the convertibility of the NIS, see “Balance of Payments and Foreign Trade — Foreign Exchange Controls and International Reserves” below.

In June 2008, the NIS became one of the seventeen currencies eligible for payment settlements through the Continuous Linked Settlement (“CLS”) Bank system (“CLS Bank”). CLS eligibility eliminates part of the risk associated with foreign exchange transactions across time zones, enhancing the NIS systemic stability. Currently, over half of all CLS Bank members are able to settle the Shekel immediately.

The fiscal year of the Government of Israel (the “Government”) ends December 31. The twelve-month period which ended on December 31, 2008 is referred to in this Prospectus as “2008”, and other years are referred to in a similar manner.

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.

Figures in this report are as of December 31, 2008, except as otherwise indicated.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.

Economic Developments.  The economic recovery that began in 2004 and gained strength in 2005, 2006 and 2007, slowed in 2008. Despite a strong growth in GDP during the years 2004 and 2005 (5.2% on average), in 2008 the rate of growth slowed to 4.0%, with negative growth in the last quarter of the year. The United States sub-prime market crisis of 2008 and the broader global financial crisis have had far reaching effects that impacted, both directly and indirectly, the economies of many countries around the world including Israel. The decline of stock markets, both abroad and domestically, has eroded the value of the assets held by the public in Israel. Consequently, a decrease in private consumption may be anticipated. Additionally, Israel’s economy is small and open, and thus particularly vulnerable to general economic downturns in other developed countries. Such downturns may cause a drop in demand for export goods from Israel which, in turn, could lead to a decline in income for the country.

Israel had a current account surplus of 0.8% of GDP in 2008 and ample foreign currency reserves ($42 billion as of December 31, 2008, compared with $29 billion as of December 31, 2007). These numbers reflect a high degree of economic stability and have alleviated some of the effects of the global financial crisis on economic activity in Israel. Israel also has a balance of $3.8 billion (subject to reduction under certain conditions) available for borrowing under the U.S. loan guarantee program, under which the United States will guarantee all payments of principal and interest on bonds issued by Israel. The loan guarantees will be available until 2011 (with an option for an additional year). Additionally, Israel’s economy has limited exposure to complex assets such as collateralized debt obligations or mortgage-backed securities. The level of collateral financing in Israel is also lower than that of many countries, with a combined loan-to-value ratio of 60 – 70%. Housing prices have remained relatively stable for the last decade and thus, Israel has not developed a housing bubble to date.

On March 26, 2009, Israel issued in the global markets a USD 1.5 billion of 5.125% 10-year bonds. This was the largest bond offering ever issued by the State of Israel.

Balance of Payments and Foreign Trade.  As a result of a more rapid expansion of exports as compared with the expansion of imports, as well as additional income derived from investment by Israelis living abroad, Israel’s current account transformed into a small surplus in 2003 and peaked with a surplus of $7.2 billion in 2006. In 2008, the current account had a surplus of $1.6 billion. Total exports (excluding diamonds) constituted 38.5% of GDP in 2007 and 40.0% of GDP in 2008. Also benefiting the local economy has been an increase in tourism. In 2008, more than 2.1 million visitors arrived. This is a 20.8% increase compared to 2007, which registered the previous record of 1.8 million visitors. United States visitors were 20% of total entries, Russia — 12%, France — 9%, UK — 6% and Germany — 5%. Israel is a party to free trade agreements with its major trading partners, and it is one of the few nations that is a party to free trade agreements with both the United States and the European Union (“EU”).

Fiscal Policy.  Israel’s budget deficit was 2.1% in 2008, following a zero deficit in 2007. The relative stability of the Israeli economy is supported by the Government’s fiscal policy, which led to a decrease in the ratio of the public debt to GDP in recent years. Israel’s gross public debt as a percentage of GDP in 2008 (78.3%) was an improvement compared to 2007 (79.8% in 2007, 85.5% in 2006 and 94.3% in 2005). The lower deficits of 2007 and 2008 may be attributed to the fact that government revenues and GDP growth exceeded budget forecasts, while government expenditures were slightly lower than planned.

No new budget was passed by December 31, 2008 (See: Political Situation). Israeli law states that only  1/12th of the previous year’s budget can be spent per month until the delayed budget is eventually passed. The budget is expected to be passed by mid-July, 2009.

Inflation and Monetary Policy.  During recent years, relatively non-contractionary monetary policy was applied, leading to an inflation rate that, on average, has been in the middle of Bank of Israel’s target range for the years 2005 – 2008. As of May 2009, due to global recession, expansionary monetary policy in OECD(1)

(1)	Organization for Economic Co-operation and Development.

countries and lower inflation expectations, the key interest rate was set at 0.5%. At the end of 2008, the consumer price index (“CPI”) inflation rate was 3.8%, following a 12 month average CPI for 2008 of 4.6%.

Labor Market.  Significant improvement was gained in recent years in the labor market. The unemployment rate declined from 7.3% in 2007 to an average of 6.1% in 2008. Moreover, both the number of Israeli employees and the labor participation rate rose in 2008.

Capital Markets.  The Tel-Aviv Stock Exchange (“TASE”) has suffered a downturn due to the financial crises around the world. The TASE 100 Index (which is comprised of the 100 largest companies by market capitalization) rose 25.3% in 2007, but fell 51.1% in 2008. The TASE’s market capitalization also fell, from $235.2 billion at the end of 2007 to $133.6 billion at the end of 2008. Despite the downward trend in the indexes, most securities are currently trading with a high level of liquidity. In the first half of 2009, the stock market has partially recovered, but remains lower then mid 2008 levels.

Despite the global financial crisis in 2008, the interbank loan market in Israel has functioned normally, both with respect to its volume of activity and the level of interest paid. In Israel, there is no significant spread between the interbank interest rate and the central bank’s target interest rate.

Currently, the Israeli banking authorities are monitoring each bank on an ongoing basis, and the situation of the banking system as a whole as well. In addition, the Bank of Israel maintains ongoing contact with the Ministry of Finance and the Israel Securities Authority in order to obtain a comprehensive view of the financial markets, ensure coordination and decide on what policies and measures should be implemented in the future.

Furthermore, the Bank of Israel announced several steps to increase the liquidity of the financial system. Beginning in January 2009, the Bank has reduced the absorption of surplus liquidity that it carries out via the issue of ‘makam’ (short-term bills issued by the Bank). In addition to the one-day and one-week monetary loans and deposits offered through auctions to the banking system, the Bank now offers longer term loans and deposits. Moreover, the interest spread between the credit window and the deposit window for commercial banks will be reduced from ± 1 percentage points around the Bank interest rate to ± 0.25 percentage points.

On December 15, 2008, the Knesset Finance Committee approved the creation of a pension safety net for savers close to retirement age. The pension safety net is designated to partially compensate for market losses by pension funds for savers near retirement age. The two conditions for receiving benefits are: recipients must be 57 or over and possess pension savings (provident funds, pension funds and life insurance) that do not exceed NIS 1.5 million. The total amount of savings protected by the safety net is estimated at about NIS 100 billion.

In light of the global economic crisis, Israel also began a new program aimed at accelerating the economy. The program allocates funds towards infrastructure, research and development, the credit sector and the labor market, designed to promote continuing growth in the economy. In order to support the financial sector, Israel will provide State guarantees for the banking sector, and establish private investment funds with government capital to increase availability of credit from the non-banking system.

The program also has a specific mandate on the credit sector, using existing funds and creating new credit funds. The new and existing funds will be operated with an emphasis on small and medium-size businesses, as it is understood that their resources for dealing with the credit crunch are more limited. All the said activities are expected to increase the supply of credit for these businesses by some NIS 2.5 billion. In order to strengthen the labor market on an immediate basis, the government will encourage the creation of new workplaces, employment training, professional retraining and increased demand for Israeli workers.

Among the measures taken in the area of investment in research and development is the establishment of a new research and development center. The center is expected to employ more than 200 employees at high salary levels, and to encourage quality research and development work.

The current budget for these projects breaks down as follows:

•	NIS 9.5 billion for investment in infrastructure — NIS 6.255 billion for road infrastructure; NIS 1.677 billion for public transportation;
•	NIS 0.2 – 0.5 billion guarantees for residential construction;

•	NIS 309 million for education;
•	NIS 190 million for water and sewage;
•	NIS 62 million for promoting tourism;
•	Between NIS 0.3 billion and 1.55 billion for credit funds and NIS 0.18 billion for private equity funds for small and medium enterprises;
•	NIS 0.7 billion for research and development investments; and
•	NIS 0.54 billion for active labor market policies.

Political Situation.  On July 30, 2008, Prime Minister Ehud Olmert announced that he would not run for re-election ahead of the Kadima primaries set for Sept. 17, 2008. On Sept. 21, 2008, Prime Minister Olmert submitted his official letter of resignation as Prime Minister to President Shimon Peres, pursuant to Article 19 of the Basic Law. Tzipi Livni, the winner of the Kadima primaries, was given 42 days to form a government coalition of at least 61 seats in the Knesset. Unable to do so, Livni called for general elections to be held in early 2009. Therefore, Prime Minister Olmert, his government and the Knesset remained in office until the general elections were held on February 10, 2009.

On February 10, 2009, Israel held a general election. In a general election, the electorate votes for a party rather than for individuals, and the 120 seats in the Knesset (Israel’s parliament) are assigned in proportion to each party’s percentage of the total national vote. Since a government requires the Knesset’s confidence to function, it must have a supporting coalition of at least 61 of the 120 Knesset members. Since the inception of the State of Israel, no party has received enough Knesset seats to be able to form a government by itself; thus all Israeli governments have been based on coalitions of several parties, with those remaining outside the government making up the opposition.

On February 18, 2009, the Israeli President Mr. Shimon Peres (the “President”) received the official election results from the Chairman of the Central Election Committee. No individual party had sufficient Knesset seats to control the Knesset, so a coalition government was required to be formed. According to Israeli law, the President has seven days from the date of the official results of the elections within which to choose, after discussions with all elected parties, a party leader who then has the opportunity to create a coalition government. The President should choose the party leader that he believes has the best chance of forming the most stable coalition in the light of the Knesset election results. After the President announces his decision, the elected party leader chosen by the President has 42 days within which to assemble a coalition government. If a viable coalition government is not formed within 42 days, the President may then assign the task of forming a coalition to another Knesset member. On February 19, 2009, the President chose Mr. Benjamin Netanyahu, leader of the Likud party, to assemble the coalition. On March 31, 2009, Mr. Benjamin Netanyahu, introduced the new government.

In response to over 8,000 rockets striking Israel since Israel’s 2005 pullout from the Gaza strip, on December 27th, 2008, Israel commenced a military incursion (Operation “Cast Lead”) into the Hamas-led Gaza territory. On January 18th, 2009, Israel declared a unilateral cease-fire (followed a week later by a call for cease-fire from Hamas). By January 21st, 2009, Israel had withdrawn completely from the Gaza strip territory. The impact of Operation “Cast Lead” on Israel’s economy has been limited as most businesses in Israel’s southwest, near the Gaza strip, continued to operate during the incursion. Israel’s financial and industrial center, located out of the rocket range, continued to operate in full scale. The ports and other trade facilities continued to operate as usual as well. Despite the fact that after the declared cease-fire, rockets continue to be launched into Israel from the Gaza strip, efforts continue to be made to promote negotiations aimed at long term peace.

Privatization.  In recent years, the Government has made significant progress in the privatization of state-owned enterprises and the reduction of State subsidies. From 1986 through April 2008, 95 Government Companies (as defined below (see “The Economy — Role of the State in the Economy”)) have been transferred to private hands, and the Government’s proceeds from privatization were approximately $14.2 billion. In 2007, proceeds from privatization totaled $1.4 billion. Proceeds from privatization in 2008 have been minimal.

Table No. 2

Selected Economic Indicators
(In Billions of NIS Unless Noted)

	2004	2005	2006	2007	2008
Main Indicators
GDP (billions, at constant 2005 prices)	NIS568.6	NIS597.8	NIS628.8	NIS662.5	NIS689.3
Percentage change, real GDP	5.0%	5.1%	5.2%	5.4%	4.0%
GDP per capita (at constant 2005 prices) (in NIS)	83,505	86,257	89,138	92,269	94,301
Percentage change, GDP per capita	3.2%	3.3%	3.3%	3.5%	2.1%
Inflation (change in CPI – annual average)	-0.4%	1.3%	2.1%	0.5%	4.6%
Industrial production	7.1%	4.7%	8.5%	4.8%	7.0%
Business sector product (at constant 2005 prices)	409.0	433.9	461.7	490.3	511.9
GDP (at current prices)	563.7	597.8	640.8	673.6	714.3
Permanent average population (thousands)	6,809	6,930	7,054	7,180	7,310
Unemployment rate	10.3%	9.0%	8.4%	7.3%	6.1%
Foreign direct investment (net inflows, in billions of dollars)	2.4	4.3	14.8	10.0	10.5
Trade Data
Exports (f.o.b.) of goods and services (NIS, at constant 2005 prices)	246.1	256.6	272.2	295.5	304.4
Imports (f.o.b.) of goods and services (NIS, at constant 2005 prices)	249.7	258.5	267.7	299.2	305.9
Government Debt(1)
Total Gross Government Debt (at end-of-year current prices)	540.9	551.3	535.1	524.4	547.0
Total Gross Government Debt as percentage of GDP	96.0%	92.2%	83.5%	77.9%	76.6%
External Debt(2)
External Debt Liabilities (in millions of dollars)	78,674	77,553	86,528	89,120	85,263
Net External Debt (in millions of dollars)	-10,445	-1,098	-33,280	-2,972	-46,304

(1)	Government debt (excluding local authorities’ debt).
(2)	Source: Bank of Israel.

Sources: Central Bureau of Statistics, Bank of Israel, Ministry of Finance.

STATE OF ISRAEL

Introduction

The State of Israel (the “State” or “Israel”) is a highly developed, industrialized democracy. Since 1990, Israel has seen improvements in most economic indicators. GDP increased on average by 3.9% annually from 1996 through 2008. During 2001 and 2002, a number of negative factors converged including the ongoing security unrest in Israel, which negatively affected tourism; the global technology slump, which slowed investments in high-tech companies; and the global economic slowdown, which negatively affected Israeli exports. As a result, GDP decreased by 0.3% in 2001 and by 0.6% in 2002. An economic recovery began in 2003 and accelerated during 2004, 2005, 2006 and 2007. During these years the GDP increased by 4.5% on average per year. This growth rate was the result of several factors: reduction of the fiscal deficit, growth of global economic activity, increased activity in high-tech sectors, and relatively low real interest rates.

After five years of rapid growth, the rate of growth slowed in 2008 as the global crisis erupted and affected the economy. The global crisis had a large negative effect on economies around the world. However, several characteristics of Israel’s economy and financial system served to moderate the effects of the crisis. Some of these characteristics were the small government deficit, a balance of payments surplus in the current account, the resilience of the banking system, strong banking supervision, a stable real estate market and limited exposure of financial institutions to foreign toxic assts.

The Israeli economy is foreign trade-oriented. Exports grew in 2004, 2005, 2006 and 2007 by 9.1% on average. In 2008, the growth rate of exports slowed to 3% reflecting the effects of the global economic crisis. By 2008, exports of services and goods (excluding diamonds) constituted 40% of GDP. Exports of high-tech industries continued to grow in 2008 and amounted to more than half of the exports of goods. Exports of services continued the rapid growth by 9.5% in 2008 (7.5% in 2007), a significant part of which can be attributed to tourism which also rose in 2008 (see “Balance of Payments and Foreign Trade”). Exports of goods (in US$ terms, excluding diamonds, ships and aircrafts) to the European Union in 2008 rose by 12.2%, to the United States by 16.4% and to the rest of the world by 22.7%.

Since 1990, Israel has made substantial progress in opening its economy, and major trade barriers and tariffs have been removed. Israel has entered into free trade agreements with its major trading partners, and Israel is one of the few nations that is a party to free trade agreements with both the United States and the European Union. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) countries, as well as with Canada, Turkey and Mexico.

The rate of inflation in the last decade was relatively low and stood at 2.2% on average. The CPI rose by 3.8 percent in 2008, influenced by the increase of commodity prices in the world and by increases in housing rent prices.

The total budget deficit (excluding net lending and the realized profits of the Bank of Israel) averaged 3.0% of GDP per year between 1995 and 2000. The total budget deficit increased on average to 4.2% of GDP in 2001 – 2004, mainly as a result of a decline in GDP and in tax revenue. The implementation of a decisive fiscal policy starting in mid-2003, backed by the loan guarantees provided by the U.S. government, contributed significantly to macroeconomic stability by raising fiscal credibility and lowering economic uncertainty. In 2005 and 2006, the total budget deficits were 1.8% and 1% of GDP, respectively and dropped to zero in 2007, mainly reflecting the higher than expected government tax revenues. In 2008, the deficit increased to 2.1% due to the continued cuts in tax rates, the slowdown in economic activity and the drop in the capital markets, all of which had a negative effect on tax revenue.

The current account deficit of the balance of payments that existed between 1995 and 2002 transitioned into a small surplus in 2003 and has been positive ever since 2004, primarily due to the growing expansion of exports, as compared with the expansion of imports during that period. One of the factors that contributed to the growing surplus is the significant expansion of financial investments of Israeli residents abroad, which produced higher interest and dividend income, partially because of higher interest rates abroad. These surpluses in the current account reflect a high degree of external stability both by international standards and compared to the Israeli economy in the mid-1990s. The current account surplus reached 5.0% of the GDP in 2006 and 2.6% of GDP in 2007. In 2008, the current account surplus was reduced to 0.8% of GDP ($1.6 billion) because of rising imports and the increasing deficit of foreign investment income. In 2008, investment income to foreign entities from Israel was greater than investment income to Israel from abroad, although both declined from the previous year.

The unemployment rate continued to decrease in recent years. The average unemployment rate decreased from 10.3% in 2004 to 9.0% 2005. In 2006 it dropped further to 8.4% and declined to 7.3% in 2007. In 2008, the unemployment rate continued to decline to an average of 6.1%. Both the number of Israeli employees and the labor participation rate rose in recent years. The rate of participation in the civilian labor market (as a percentage of the population aged 15 and above) rose to 56.5% in 2008, and the number of employees rose by 3.3%.

Israel’s productive and highly educated population remains a principal strength of the economy. Based on 2007 statistics, approximately 42.7% of the Israeli population over the age of 15 has had 13 or more years of schooling. In addition, from 1990 through 2007, approximately 1.2 million immigrants arrived, increasing Israel’s population by more than 25%. The new immigrants are generally highly educated and include a high percentage of scientific, academic, managerial, technical and other professional workers. Although this wave of immigration initially placed strains on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants have been successfully integrated into the economy. Today, the employment rate of immigrants who came to Israel in the first half of the 1990s is similar to that of native-born Israelis.

Over the past three decades, Israel has made progress in reducing the hostilities that have existed with Arab countries in the region since the establishment of the State in 1948. Nevertheless, the unrest in the areas administered by the Palestinian Authority, which began in September 2000 and intensified during 2001 and 2002, has been a major setback in the peace process. Since 2003, there has been an improvement in the security situation, as it relates to the Israeli-Palestinian conflict, which is reflected by the relative decline in the number of terrorist attacks and security incidents. The first peace agreement between Israel and its neighbors was the 1979 Camp David peace accord with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In 2005, Israel implemented the Disengagement Plan, in which it dismantled all Israeli communities in the Gaza Strip, four Israeli towns in the northern West Bank and all of its military installations in those areas. In July and August 2006, Israel was engaged in a war against the Lebanese terror organization Hezbollah in Lebanon (the “Second Lebanon War”). See “— International Relations” below. Since the disengagement from Gaza, Palestinian terrorist organizations have been firing increasing number of rockets into Israel. During the month of May 2007, Palestinians launched from Gaza 300 Qassam rockets at Sderot and the western Negev. Hamas claimed responsibility for the attack. In 2008, Hamas continued to fire rockets into Southern Israel and on December 27th, Israel commenced a military incursion into the Gaza Strip. This operation (Operation “Cast Lead”) concluded on January 18th, 2009. The Israeli economy was not notably affected by this operation.

Geography

Israel lies on the western edge of Asia bordering the Mediterranean Sea. It is bounded on the north by Lebanon and Syria, on the east by Jordan, on the west by the Mediterranean Sea and Egypt, and on the south by Egypt and the Gulf of Eilat. Israel has a total land area (excluding the Gaza Strip and the West Bank) of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, was estimated to be 7.37 million as of December 31, 2008, up from 7.24 million as of December 31, 2007. During the period from 1990 through 2008, Israel’s population grew by 50%, largely as a result of immigration. In 2007, approximately 10% of the population was 65 years of age or older, 31% was between the ages of 35 and 65, 31% was between the ages of 15 and 34, and 28% was under the age of 15. Approximately 90% of the population lives in urban areas. Nineteen percent of the population lives in Israel’s three largest cities: Jerusalem (population 747,600), Tel-Aviv (population 390,100) and Haifa (population 264,900).

The Israeli population is composed of a variety of ethnic and religious groups. At the end of 2007, 75.6% of the total Israeli population was Jewish, 16.6% was Muslim, 2% was Christian, 1.6% was Druze and 4.2% were not classified by religion. Israel’s Declaration of Independence and various decisions by Israel’s Supreme Court guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages of Israel and English is commonly used.

Immigration

Israel has experienced a continuous flow of immigrants, in part due to Israel’s Law of Return which provides that any Jewish immigrant is entitled to become a citizen of Israel. Since 1990, and primarily between 1990 and 2003, the flow of immigrants has increased dramatically. The substantial influx of immigrants during these years totaling 1.1 million increased Israel’s population by more than 23% over this period. Over the same period, total population growth was 42.5%. Approximately 83% of all immigrants to Israel since 1990 have come from the former Soviet Union. Many of these immigrants are highly educated. Of the immigrants who arrived since 1990 who were over 15 years of age, 58% had over 13 years of schooling. Of the immigrants who arrived between 1990 and 2003, approximately 62% held scientific, academic, managerial, technical or other skilled jobs. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990.

Form of Government and Political Parties

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution. Rather, a number of basic laws govern the fundamental functions of the State, including the electoral system, the government, the legislature and the judiciary, and guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These laws are given special status by Israeli courts relative to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset, Israel’s parliament. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the country’s laws, judicial decisions and Declaration of Independence.

The President is the head of state and is elected by the Knesset for a single seven-year term. The President has no veto powers and the duties of the office are mainly ceremonial. The President selects one of the Knesset members to form the government, after consulting with different parties’ representatives. This Knesset member becomes Prime Minister. The current President, Shimon Peres, was elected on June 13, 2007. The Prime Minister is the head of Israel’s Government and appoints a cabinet to assist in governing the country.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. The entire country constitutes a single electoral constituency. Each party receiving more than 2.0% of the total votes cast is assigned membership in the Knesset in proportion to its percentage of the total national vote. Knesset elections are held every four years, unless the Knesset votes for elections to take place earlier or if the Knesset fails to pass the annual budget by the end of March.

If a 61-vote majority of the Knesset subsequently passes a vote of no confidence in the government and proposes an alternate candidate, the government will dissolve and the President will select the alternate candidate to form a new government. If the alternate candidate fails to form a new government, new elections will be held. The Prime Minister, with the approval of the President, also has the authority to dissolve the Knesset. However, a majority of Knesset members may require the President to appoint another Knesset member to form a new government. If this Knesset member fails to form a new government, new elections will be held.

Currently, Israel has two major political parties, Kadima and Likud. Since the establishment of the State of Israel in 1948, the Government has been a coalition government led by Avoda, Likud or Kadima and supported by a majority of the members of the Knesset.

The following table presents the distribution of current Knesset seats by party as of April 2009:

Table No. 3

Distribution of Knesset Seats by Party

Number of Seats
Kadima	28
Likud	27
Israel Beitenu	15
Avodah (Labor)	13
Shas	11
Torah and Shabbat Judaism	5
United Arab List – Arab Renewal	4
National Union	4
Hadash	4
Meretz	3
Jewish House – New Mafdal	3
National Democratic Assembly	3
Total	120

Following the February 2009 elections, the President selected Benjamin Netanyahu to form a government. In March 2009, Prime Minister Benjamin Netanyahu formed a new coalition, consisting of the following parties: Likud, Israel Beitenu, Avodah, Shas, Torah and Shabbat Judaism and Jewish House — New Mafdal. Yuval Steinitz was appointed Minister of Finance.

The judicial power in Israel is exercised by the Supreme Court, District Courts and Magistrate Courts, as well as municipal courts, labor courts, administrative tribunals and religious courts. The six District Courts (located in Jerusalem, Tel-Aviv, Haifa, Beer-Sheva, Nazareth and Petach Tikva) hear all cases not within the exclusive jurisdiction of the Magistrate Courts or the specialized courts and also hear appeals from the Magistrate Courts. The Supreme Court has ultimate appellate jurisdiction over all decisions rendered by District Courts. The Supreme Court also exercises original jurisdiction by sitting as the High Court of Justice in matters outside the jurisdiction of any other court or tribunal and where it is necessary to grant relief in the interest of justice. In its capacity as the High Court of Justice, the Supreme Court hears petitions in matters of constitutional and administrative law and reviews acts of the executive branch and the Knesset. In addition, the High Court of Justice may order religious courts and labor courts to adjudicate any particular matter, or to set aside any proceeding held or decision given. Judges are appointed by the President upon election by the Judges’ Election Committee, the majority of whose members represent the legal profession. Some marital and family matters, and certain other matters related to personal status, are handled by religious courts. Most religions have their own religious courts.

National Institutions

Israel has four so-called National Institutions: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. The National Institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each of the National Institutions is independent of the Government and finances its activities through private and public sources, including donations from abroad. In 2008, the National Institutions were responsible for net unilateral transfers into Israel of $0.4 billion.

International Relations

Over the past three decades, Israel has made progress in reducing the hostilities that have existed between Israel and the region’s Arab countries since the establishment of the State of Israel in 1948. As a result of the historic visit to Israel by the President of Egypt in 1977 and the intensive negotiations held by the two countries, Egypt and Israel signed a peace treaty on March 26, 1979, which was the first between Israel and one of its neighboring countries. The Madrid Conference in 1991 marked the start of a broader peace process in the Middle East.

On October 26, 1994, Israel and Jordan signed a peace treaty. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation and plan regional economic development initiatives. In addition, the agreement with Jordan, and subsequent progress in Israel’s negotiations with the Palestinians, enabled Israel to begin to establish economic and political relations with other countries in the region, in both North Africa and the Gulf states. In October 1999, Israel and Mauritania established full diplomatic relations. Mauritania was the third Arab country after Egypt and Jordan with which Israel exchanged ambassadors (in recent months and following operation Cast lead, both Mauritania and Qatar have frozen their relations with Israel and Israel’s legations were shut down. In Latin America, Venezuela also had severed its relations with Israel). Israeli authorities continue their efforts to promote peaceful relations and increase economic opportunities, with a particular focus on the goal of enhancing regional development.

In September 1993, the mutual recognition and the signing of a Declaration of Principles between Israel and the Palestinian Liberation Organization was a turning point in Israeli-Arab relations. A number of interim agreements were concluded and the Palestinian Authority (the “PA”) was established. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo, and the 1995 Interim Agreement on the West Bank and the Gaza Strip signed in Washington, D.C., Israel withdrew from Jericho and much of the Gaza Strip, as well as from six additional West Bank towns. The PA gradually took responsibility for administering the Gaza Strip and those areas of the West Bank designated as self-rule areas. Several rounds of negotiations were held between Israel and the PLO in 2000, aimed at achieving a permanent agreement and an end to the conflict. Unfortunately, those negotiations did not result in an agreement. Since September 2000, relations between Israel and the PA have deteriorated due to violence conducted by Palestinian terror organizations against Israeli targets and citizens in violation of all bilateral agreements signed since 1993, as well as the election in January 2006 of the Hamas terrorist organization to head the Palestinian Authority. This has also resulted in significant damage to economic relations, primarily in the area of bilateral trade.

A performance-based, three-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was put forward by the United States, the United Nations, the European Union and Russia in April 2003. While the Road Map was accepted by both the Israeli and the Palestinian sides, implementation of the Road Map has faced a number of serious obstacles, including opposition by certain groups, ongoing Palestinian terrorist activity and, more recently, the refusal of the Hamas-led Palestinian Authority to accept the conditions for legitimacy set out by the international community: namely, the renunciation of terrorism and violence, the recognition of the right of Israel to exist and acceptance of previous agreements and obligations, including the Road Map.

In view of the obstacles facing implementation of the Road Map, the Government of Israel approved, on June 6, 2004, the Disengagement Plan, evacuated all civilians and withdrew all military forces from the Gaza Strip and parts of the northern West Bank.

Implementation of the disengagement from Gaza was completed in August 2005 and included the formal dismantling of Israel’s military government in the Gaza Strip and withdrawal of all Israeli troops from the ‘Philadelphi Route’ along the border between the Gaza Strip and Egypt. The withdrawal brought an end to Israeli presence and authority over the area, which began after the Six-Day War in June 1967. Disengagement from parts of the northern West Bank was completed in September 2005. In a joint statement on September 20, 2005, representatives of the United States, Russia, the European Union and the UN welcomed the successful implementation of the disengagement plan and the “moment of opportunity that it brings to renew efforts on the Roadmap.”

Although disengagement from Gaza was designed to create the opportunity for peace, in the year following disengagement (January 2006), the terrorist organization Hamas emerged victorious from elections in the Palestinian Authority. In light of the establishment of the Hamas-led government, Israel adopted a dual strategy towards the Palestinians, maintaining pressure against Hamas and the extremists while not closing the door to dialogue with the moderates among the Palestinians towards a negotiated two-state solution to the Israeli-Palestinian conflict. The international Quartet reiterated its commitment to a Palestinian government committed to nonviolence, recognition of Israel, and acceptance of previous agreements and obligations, including the Roadmap.

The Hamas takeover of the Gaza Strip in June 2007 and the subsequent formation of the new moderate Fatah-led Palestinian government under President Mahmoud Abbas and Prime Minister Salam Fayyad opened the door to a resumption of talks between Israel and the Palestinians, but the talks, launched at a conference in Annapolis, Maryland in November 2007, did not achieve their goal of reaching an agreement by the end of 2008.

Following the disengagement from Gaza, Palestinian terrorist organizations began firing locally-manufactured rockets into Israel at increasing numbers. In 2007, over two thousand three hundred rockets and mortars were fired from Gaza into Israel, and in 2008 the number of rockets and mortars launched was more than 2,700. As the range of these missiles was continually increasing, by the end of 2008, over one million Israelis found themselves within the range of terrorist rocket and mortar attacks. In December 2008, unable to tolerate the continued firing of rockets and mortars at its citizens, as well as the continued smuggling of weapons and ammunition to Hamas and other terrorist organizations through tunnels under the Egypt-Gaza border, Israel responded to the attacks with a three week military operation, operation “Cast Lead”. While at the conclusion of the operation Hamas still exercised authority in the Gaza Strip, its operational capabilities were considerably weakened, and international efforts to prevent cross-border smuggling to terrorists were intensified.

Although Israel has entered into various agreements with Arab countries and the PLO, and various declarations have been signed in connection with the efforts to resolve some of the economic and political problems in the Middle East, no prediction can be made as to whether, and under what terms, a complete resolution of these problems will be achieved. To date, Israel has not entered into a peace treaty with either Lebanon or Syria. On May 23, 2000, in accordance with a Government decision, Israeli military forces unilaterally withdrew from South Lebanon in compliance with United Nations Security Council Resolution 425, as confirmed by the Security Council and Secretary General of the United Nations. In July 2006, an attack of the Lebanese terrorist organization Hezbollah on Israeli military patrol within the Israeli border led to the Second Lebanon War, which included heavy fighting during July and August 2006. The war ended with UN Resolution 1701, which called the government of Lebanon to take full control of Lebanon and prohibited the presence of paramilitary forces, including Hezbollah, south of the Litani river.

Since 1948, the members of the Arab League have maintained a trade boycott of Israel. The primary tier of the boycott prohibits the importation of Israeli-origin goods and services by member states. The secondary tier of the boycott prohibits individuals in Arab League states from engaging in business with foreign firms that contribute to Israel’s military or economic development, and the tertiary tier of the boycott prohibits business dealings with firms that do business with blacklisted entities. In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycott tiers of Israel, signifying a major shift in Israel’s relations with several Arab nations in the region. These Gulf states, as well as four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel.

Prior to the recent security unrest, Israel and its Arab neighbors had taken several initiatives to encourage the development of economic relations among the countries of the region. The formation of additional regional economic organizations was proposed to enhance cooperation between Israel and other countries of the region. Among these, the most important are the Middle East Development Bank (MEDB), the Middle Eastern-Mediterranean Tourist and Travel Association (MEMTTA) and the Regional Business Council (RBC).

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1991, the United States provided Israel with an additional one-time special grant of $650 million due to expenses incurred by Israel as a result of the Gulf War. In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the recent influx of immigrants. In April 2003, the United States approved up to $9 billion in loan guarantees for the State of Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States confirmed Israel’s request to extend the program for two more years, and in 2006, the program was again extended through fiscal year 2011 (with an option for an additional year). The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. For United States fiscal year 2003, the amount of this reduction was $289.5 million. For United States fiscal year 2006, a reduction of $795.8 million was made. To date, Israel has borrowed $4.1 billion under the 2003 loan guarantee program. Subject to further reductions, the amount that remains available is $3.814 billion. The proceeds of the guaranteed loans may be used to refinance existing debt (see “Public Debt — External Public Debt” below).

The Government of Israel and the United States have agreed to reduce foreign assistance to Israel. This reduction involves a phase-out of U.S. Economic Support Fund (“ESF”) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that began in fiscal year 1999. Over the same time period, the United States will increase annually the level of its Foreign Military Financing (“FMF”) assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance. From U.S. fiscal year 1999 through 2008, each year the level of ESF assistance has been reduced by $120 million and the level of FMF assistance has been increased by $60 million. The level of ESF assistance for U.S. fiscal year 2007 was $120 million. ESF assistance ceased in 2008. In August 2007, the United States and Israel signed a Memorandum of Understanding which outlined defense aid to be provided to Israel in the amount of $30 billion over the next ten years, starting in 2009.

Israel currently maintains diplomatic relations with more than 160 countries. Israel has established or re-established commercial, trade and diplomatic relations with several republics of the former Soviet Union, nations of Eastern Europe, and other countries that had been aligned politically with the former Soviet Union. Furthermore, the developments toward peace in the region in the last decade have facilitated the growth of commercial, trade and diplomatic relations with several Asian countries, including Japan, South Korea, China and India.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the UN, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development, and the Inter-American Development Bank.

Israel has been a signatory to the General Agreement on Tariffs and Trade (“GATT”) of 1947 since 1962 and it is a founding member of the World Trade Organization (“WTO”). In addition, Israel actively participates in plurilateral initiatives conducted under the framework of the WTO, such as the Government Procurement Agreement and the Information Technology Agreement.

In March 1996, the Council of Ministers of the Organization for Economic Co-operation and Development (“OECD”) approved Israel’s request to participate in the organization’s activities, and Israel has accordingly joined certain OECD committees as an observer. Since February 2000, Israel has been in a dialogue with OECD leadership in order to promote Israel’s admission to the organization as a full member. In May 2007, OECD countries invited Israel to begin discussions on its accession to the organization. Israel has an extensive network of free trade agreements with most of its trading partners: United States, European Union, EFTA, Turkey, Canada, Mexico and Jordan. Approximately 75% of Israel’s foreign trade is conducted under its bilateral free trade agreements, which provide duty free access and other preferential treatment schemes. On December 18, 2007, Israel signed a free trade agreement with the MERCOSUR trade block (Brazil, Argentine, Uruguay and Paraguay), and has become the first country outside Latin America to have signed a free trade agreement with this trade block.

In 1975, Israel signed a free trade agreement with the European Economic Community (EEC) that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the European Union, which came into force in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to services, competition, government procurement, and cooperation in many areas including research and development. It also expands the liberalization in agricultural products. At the end of 2004, Israel and the European Union approved an Action Plan (within the European Neighborhood Policy) to address several issues including but not limited to services, dispute settlement for trade matters and standardization. Since 1996, Israel has participated in the EU Framework Programs for Research and Development, which allow Israeli firms and academic institutions to participate in European Union research and development projects. Israel is the only country outside Europe to enjoy this special status, a status granted to Israel largely in recognition of its role as a key technological player in the global arena. Under the Fifth Research and Development Program, more than 500 Israeli projects have been implemented, with a total value of more than EUR150 million. In November 2002, Israel was admitted to the EU’s Sixth Research and Development Program and gained access to EUR17 billion in research and development tenders from European Union countries. Israel is a full associated member of the Seventh Framework Program for Science and Technology since it was launched on December 22, 2006. This program, which is the biggest in the world involving the academia as well as business and industry sectors, has provided Israel with access to EUR50 billion in research and development tenders from the European Union. In addition, in 2004 Israel joined the EU GALILEO program for the development of a space navigation system.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of all tariffs on all industrial products effective January 1, 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries.

In recent years, Israel, with the assistance of the United States, has developed new regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004. The above mentioned agreements allow Egypt and Jordan to export products to the United States free of export duties if the products contain inputs from Israel (8% of input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% of input from Israel in the Israeli-Egyptian QIZ agreement). The purpose of this trade initiative has been to support prosperity and stability in the Middle East by encouraging regional economic integration.

In order to promote its international economic cooperation, and, in particular, to promote Israeli investments in emerging markets, Israel has signed 32 bilateral investment treaties. The treaties provide investors from countries that are party to the treaties with basic security and protection rights when investing in another party’s country. Some of those rights include repatriation of investments and returns, a prohibition on expropriation or nationalization other than for public purposes, prompt, adequate and effective compensation, and no less favorable treatment as compared to investors from countries that are not party to the treaties.

Israel is also a party to 44 conventions for the avoidance of double taxation that cover most aspects of income tax and capital gains tax. Three more tax treaties were signed but have not yet been ratified. Most of Israel’s tax treaties are based on the OECD Model Tax Convention on Income and on Capital. Some of the treaties also include provisions from the UN Model Double Taxation Convention between Developed and Developing Countries. The conventions provide investors from countries that are parties to the conventions with greater certainty when investing in another party’s country and contribute to economic cooperation between the countries that are parties to the conventions.

In July 2008, Israel and the EU signed an agreement that further deepens the liberalization of trade in agricultural and processed agricultural products. Furthermore, in 2008, Israel and the EU launched negotiations towards a Free Trade Area in services.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2008 was $27,300. From 2004 to 2007, real GDP growth averaged 5.2% annually (3.3% per capita). The economic growth during the years 2004 through 2007 was related to: the improvement in the global economy, as manifested by the expansion of global trade and demand for high-tech products; the adoption of a firm fiscal policy; a relatively calm security situation (apart from the Second Lebanon War, which had a minimal effect on the economy); and a less restrictive monetary policy. These years were characterized by a rapid growth of all components of the GDP, with private consumption, investments and external trade growth.

The first part of 2008 showed strong economic growth consistent with the preceding five year period, and characterized by a high level of economic activity and low unemployment rates. The second half of this year, however, showed the beginning of a slowdown due to the global economic crisis.

The global financial crisis has had far reaching effects that impacted, both directly and indirectly, the economies of many countries around the world. Israel, however, has been effected to a lesser extent. Israel’s strong economic starting point as well as several characteristics of Israel’s economy and financial system served to moderate the effects of the crisis.

Most of the deficiencies that led to the development of the financial crisis did not exist in Israel. During recent years, Israel has enjoyed a balance-of-payments surplus and a low fiscal deficit. A bubble in the housing market did not develop in Israel. The liability-to-asset ratio level of finance in mortgages in Israel did not exceed 90% percent (except in special cases), and was usually closer to 60 – 70% percent. The Israeli capital market has not reached the level of complexity of its American counterpart. Although Israeli financial institutions have invested in MBS’, CDS’ and other similar derivatives, such investments have not been made on a large scale. In addition, the availability of credit in the Israeli capital market is much lower than in the USA. As a result, the level of leverage in Israel is much lower than that of the USA.

The effect of the crisis as the year progressed was apparent in the drop in exports and in the slowdown in the rate of increase of private consumption. In 2008, exports of goods and services increased by only 3.0% and private consumption increased by 3.9%. The composition of Israel’s trade of goods reflects the industrialized nature of its economy. In 2008, exports consisted primarily of manufactured goods, in particular high-tech goods, while raw materials and investment goods comprised 80% of imported goods. Exports have always been a significant part in Israel’s economic growth. During the period 1995 to 2008, exports of industrialized goods (excluding diamonds) grew by an annual average of 10% (in USD terms). In 2003, with the upturn in the business cycle, exports began to recover, growing by 8.1%. The recovery in exports gained momentum in 2004, as exports rose sharply, by 17.5%. The expansion in exports continued in 2005 and 2006 as well, albeit at a lower rate than in 2004 (4.2% and 6.1% in real terms, respectively). In 2007, exports grew by 8.5%. In 2008, exports grew by 3%, led by increase in hi-tech exports. Exports of services grew by 9.5% in 2008 (7.5% in 2007 and 7.4% in 2006), with a significant growth in tourism and transportation services.

Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the past 20 years, however, a central aim of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance these goals, the Government has pursued a policy of privatizing state-owned enterprises, including banks (see “— Role of the State in the Economy” below). The Government has also pursued stability-oriented monetary and fiscal policies.

Inflation had an average annual rate of 0.5% during the period 2003 – 2005. In 2006, the annual inflation rate increased to 2.1%. In 2007, inflation declined to 0.5%. In 2008, inflation increased to 4.6% (3.8% end-of-period) due to rising global commodity prices. The Bank of Israel is committed to a price stability with an inflation target between 1 to 3 percent.

Gross Domestic Product

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents working abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).

From October 2000 until the beginning of 2003, the GDP growth rate declined mainly due to: the global economic slowdown, the adverse effects of Palestinian terrorism on tourism, construction, agriculture and exports to the Palestinian Authority areas. Growth was negative 0.3% and negative 0.6% in the years 2001 and 2002, respectively. The recovery process began in 2003 and gained momentum in 2004, 2005, 2006 and 2007 with GDP growth rate increasing to 5%, 5.1%, 5.2% and 5.4% in each of these years. After five years of rapid growth, the rate of growth slowed to 4.0% in 2008 due to the global crisis and its effect on the economy. The first half of 2008 showed a continued growth with a real gross domestic product growth rate of 4.9%. The second half of the year showed a reversal in trends with the real gross domestic product growth rate slowing to 1.3%.

Table No. 4

Main Economic Indicators
(In Billions of NIS Unless Noted)

	2004	2005	2006	2007	2008
Growth (Percent Change)
Real gross domestic product	5.0%	5.1%	5.2%	5.4%	4.0%
GDP per capita.	3.2%	3.3%	3.3%	3.5%	2.1%
Inflation (change in CPI – annual average)	-0.4%	1.3%	2.1%	0.5%	4.6%
Industrial production	7.1%	4.7%	8.5%	4.8%	7.0%
Constant 2005 Prices
GDP	568.6	597.8	628.8	662.5	689.3
Business sector product	409.0	433.9	461.7	490.3	511.9
Current Prices
GDP	563.7	597.8	640.8	673.6	714.3
Business sector product	404.1	433.9	470.2	497.6	528.4
Permanent Average Population (thousands)	6,809	6,930	7,054	7,180	7,310

Source: Central Bureau of Statistics.

Table No. 5

Resources and Use of Resources
(In Billions of NIS at Constant 2005 Prices)

	2004	2005	2006	2007	2008
Resources
GDP	568.6	597.8	628.8	662.5	688.7
Imports of goods and services	249.7	258.5	267.7	299.2	305.9
Total	818.3	856.2	896.5	961.7	994.6
Use of Resources
Private consumption	321.1	333.5	346.8	370.0	384.3
Public consumption	151.0	153.5	157.7	162.2	166.8
Gross Domestic Capital Formation	99.8	112.5	119.8	134.2	139.3
Exports of goods and services	246.1	256.6	272.2	295.5	304.4
Total	818.0	856.1	896.5	961.9	994.8

Source: Central Bureau of Statistics.

Savings and Investments

In 2008, gross national saving as a percent of national income (which is defined as GNP plus income from abroad transferred to individuals and the Government) decreased to 19.4% compared with 20.2% in 2007 and 23.1% in 2006. In the current year, the ratio of private saving as a percent of disposable private income was 12.8% compared to 13.8% in 2007 and 17.4% in 2006. The ratio of the gross saving (without deduction of consumption of fixed capital) decreased to 24.9% in 2008 from 26.3% in 2007 and 29.5% in 2006.

Gross domestic capital formation, the sum of investments in fixed assets and the change in inventories, increased by 3.8%, down from 12.0% in 2007. In 2008, gross fixed investment increased by 5.1% in real terms following increases of 15.5% and 9.9% in 2006 and 2007, respectively.

Investment in machinery, equipment and transport vehicles increased by 7.7% in 2008 following an increase of 24.6% in 2007. Investment in residential construction in 2008 increased by 3.8%, following an increase of 6.0% in 2007.

Business Sector Product

Business sector product in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Business sector product decreased by 1.6% and by 2.4% in 2001 and in 2002, respectively. Since 2003, business sector product began to grow again, increasing by 6.8%, 6.1%, 6.4% and 6.2% in 2004, 2005, 2006 and 2007, respectively. The development of the business sector product in 2008 reflected the growing effects of the global crisis during the year, with a slowdown of the growth rate of the business product to 4.4%.

Table No. 6

Composition and Growth of Business Sector Product

	Annual Growth (Real Terms)					Percentage of Total 2008
	2004	2005	2006	2007	2008
Total business sector	6.80%	6.20%	6.40%	6.20%	4.40%	104.5	%(2)
Trade and services	8.6	7.9	8.3	8.0	3.2	58.8
Manufacturing(1)	3.4	9.2	11.2	4.2	7.4	21.5
Transport and communications	1.3	2.1	5.8	4.4	1.4	11.0
Construction	-7.5	0.8	7.7	5.3	2.3	7.3
Agriculture	17.4	7.9	-0.1	-0.3	-5.2	2.8
Water and electricity	0.3	6.5	4.0	6.5	0.1	3.1

(1)	Excluding diamonds.
(2)	Total does not add up exactly to 100% due to statistical rounding.

Source: Bank of Israel.

Trade and Services.  The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. The trade and services sector increased by 8.3% in real terms in 2006, by 8.0% in 2007 and by 3.2% in 2008.

Manufacturing.  Manufacturing (excluding diamonds) increased by 11.1% in real terms in 2006, by 4.2% in 2007 and by 7.4% in 2008.

Table No. 7

Manufacturing by Category

	Annual Real Percentage Change
	2004	2005	2006	2007	2008
Total (excluding diamonds)	6.9	3.6	9.9	4.4	7.1
Food, beverages and tobacco	1.7	0.4	2.1	2.9	-1.4
Mining	-2.8	2.1	-0.3	-1	1
Textiles and clothing	-2.3	0.8	4	-4	-2.7
Leather and leather products	-8.5	0.2	6.8	6.3	-0.7
Wood and wood products	7.8	1	3.9	7.6	2.7
Paper and paper products	0	4.5	1.8	4.1	-0.5
Publishing and printing	5.1	2.2	4.4	-0.3	-3
Chemical products and refined petroleum	12.4	4.6	23.8	-1.6	30.5
Rubber and plastic products	6	9.4	4.5	9.4	7.6
Non-metallic mineral products	-8.2	4.6	4	8.2	-1.6
Basic metal	7.7	2.3	0.2	6.3	-7
Metal products	6.6	4.5	11.9	2.4	1.4
Machinery and equipment	-6.9	-1.1	6.9	10	15.4
Electric motors	-3.1	0	6.2	7.6	1.8
Electric and electronic equipment	8.3	4.4	11.4	7.3	6.3
Communication equipment	21.8	7.3	24.1	12.8	-3.9
Transport equipment	16.6	4.2	3.5	13.1	13.2
Jewelry and goldsmiths	-3.3	4.5	-11.9	-7.8	-12.3
Other	-0.9	5.3	0.4	17.2	3.1

Source: Bank of Israel.

Table No. 8

Industrial Production Index
(Base: Year 2004)

	2004	2005	2006	2007	2008
Index Level(1)	100.1	103.7	113.9	119.0	127.4
Annual Real Percentage Change	6.9%	3.6%	9.9%	4.4%	7.1%

(1)	Excludes diamonds.

Source: Central Bureau of Statistics.

Transportation.  Buses are the major form of public transportation. Bus routes exist in all cities in Israel and connect Israel’s major cities smaller towns and rural areas. Israel also has a network of over 17,000 kilometers of roads, including highways that link Tel-Aviv with Haifa, Jerusalem and Dimona. Government-owned railways run from Nahariya on the northern coastline to Dimona in the south, linking some of Israel’s major cities and the southern part of the country.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded the Israel National Roads Company LTD (“INRC”), a Government Company (as defined below (see “— Role of the State in the Economy”)) responsible for the inter-urban road system, traffic management and control, planning, development and maintenance of the roads and their safety. The budget for INRC projects in 2008 was approximately NIS3 billion. In recent years, the Government has approved a number of major road construction projects, including the “Cross-Israel Highway” — Israel’s North-South toll highway. The 86-kilometer central sections of this highway were opened to traffic in January 2004, at the end of

2007 a 19-kilometer section was opened, and two additional sections of this highway, totaling 32 kilometers, are currently under construction. A 16-kilometer section in the south of the State was opened mid-2008, and a 17-kilometer section in the north of the State is scheduled to open in August 2009. Other projects include the Carmel Tunnel (to be completed in 2011), a fast toll lane at the east entrance to Tel-Aviv (to be completed in 2010) and Highway 431 which will serve the south-eastern suburban part of Tel-Aviv (to be completed in 2009) and, unlike existing highways, is implemented as a private-financial-initiative.

The Government considers the development of an advanced railway system a top priority. In 2000, the Government issued a tender to establish a light rail build-operate-transfer (“B.O.T.”) project in Jerusalem. In 2003, the Government issued a tender to set up a light rail BOT project in metropolitan Tel-Aviv. The first Tel-Aviv line is expected to commence operations in 2015. The first Jerusalem line is expected to commence operation in 2010. In 2004, the Government decided to invest $4.5 billion over five years in a rail development program. As part of this development plan (i) the old line between Jerusalem and Tel-Aviv (via Beit-Shemesh) was rehabilitated and opened to the public in April 2005, (ii) a direct and upgraded line between Jerusalem and Tel-Aviv is scheduled to commence operations in 2016, (iii) the line between Tel-Aviv and Ben-Gurion International Airport was opened to the public in March 2005, and its extension through Modi’in was opened in 2007, and (iv) several new and improved lines, such as Tel-Aviv-Rishon Le-Zion, Haifa-Beit She’an, Kfar Saba-Rananna-Tel-Aviv, and Ashkelon-Beer-Sheva, are scheduled to commence operations in 2010 and 2012.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, by the Red Sea. In 2008, 22.5 million tons of freight were unloaded and 18 million tons were loaded at Israeli ports. In July 2004, the Knesset decided on a structural reform of the seaports in order to enhance competition and improve efficiency of the ports, thereby strengthening Israel’s foreign trade. As mandated by legislation, the Israel Ports Authority ceased operations on February 16, 2005 and was replaced by four Government-owned companies. Israel Ports Development and Assets Company Ltd. serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd., the three port-operating companies, received a mandate to operate port facilities that have been leased to them (in Ashdod and Haifa, for terms of 49 years; in Eilat, for a term of four years). Among the major projects are the development of the “Hayovel” terminal in Ashdod which commenced operations in May 2005, and the “Hacarmel” terminal in Haifa, which is scheduled to commence operations in 2009. The Israel Ports Development and Assets Company Ltd. is investing approximately NIS3.9 billion in these two projects.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel-Aviv. Ben Gurion Airport served approximately 11.1 million passengers in 2008, compared with 10.1 million passengers in 2007 and 8.8 million in 2006, with flights to and from most major cities in Europe, Asia and North America. A new terminal opened at Ben Gurion Airport in November 2004 in order to increase the capacity for annual passenger arrivals and departures to approximately 16 million passengers. The financing for this expansion was derived exclusively from Airports Authority revenues and private project financing.

Communications.  The telecommunications market (not including television) presently contributes approximately 4% of the Gross National Income, NIS29B out of NIS714B. In 2008, the average ratio of household communications expenditures out of total household consumption expenditure was 5.5% ($150 per month). Israel’s communications market is characterized by fundamental technological and regulatory structural changes, large investments, and rapid development. The market is currently comprised of four domestic cellular operators, four international telephony service providers, one cable television provider, one satellite television provider and two fixed domestic telephony operators with universal service obligation.

While Bezeq, the Israel Telecommunications Corp. Ltd. (“Bezeq”), remains the main fixed telephony service operator, the cable companies have acquired more than 470,000 voice telephony subscribers, mainly in the households segment. In September 2004, the domestic fixed telephony market was opened to competition after the Ministry of Communications promulgated regulations allowing new entrants to provide services without the attendant obligations to provide services over large areas. Under these new regulations, four new operators were licensed to provide domestic fixed telephony services.

After being limited to three competing operators before, international telecommunications services have been opened to complete competition since the end of 2004. As of December 2007, Israel has four companies offering international telephony services. Israel has four cellular telephone network operators which provide digital technology, countrywide coverage and modern, third generation services. As of 2009 there were approximately 9.1 million cellular subscriptions, more than one cellular phone, on average, per capita. Total cellular market revenues in 2008 were approximately NIS18.5 billion.

Three major Internet service providers and about seventy smaller ones serve more than three million users, including more than 65% of households and more than 80% of businesses. Fixed broadband service in Israel (by either Cable Modem or ADSL) is used in 99% of households that have Internet service. The cable company and Bezeq are obligated to provide universal deployment of broadband Internet access service.

The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts through 1993. As of 2001, there were three national public TV channels broadcasting in Israel and one national commercial channel. In 2002, a second commercial channel started to operate via cable and satellite and a fourth public Arabic-speaking satellite-delivered channel was launched. In addition, a Russian-speaking channel and an Israeli music channel, which are commercial special-interest TV channels, began broadcasting in 2003. A fifth public TV channel, with broadcasting related to the Knesset, started operating via cable and satellite in 2004.

The cable television market has a single cable television operator (the result of a merger of three regional operators) and a single direct broadcast satellite (“DBS”) operator that began operations in 2000. About 42% of all households subscribe to cable television, and 25% of households subscribe to the DBS service.

Construction.  In 2007, investment in residential construction increased by 2.9%, compared to a 6% increase in 2006 and following a low level of activity in residential building that began in 1998. Prices of housing, which comprises about a fifth of CPI, decreased by 2.2% in 2007, following an increase of 1.2% in 2006.

Agriculture.  In 2008, agricultural exports totaled $1.25 billion, representing 2.1% of total merchandise exports. Agricultural value of production in 2008 was NIS24.8 billion: livestock (42.2%) and crops (57.8%). In 2008, 2.3% of all Israeli employees were working in agriculture, compared to 2.2% in 2007. Investments in agriculture amounted to 1.7% of fixed investments in 2008.

The Government has implemented structural reforms in order to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency and reducing pollution levels emanating from dairy farms. The effects of this reform may be noticed in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units, which receive fewer subsidies from the Government.

Water and Electricity.  The scarcity of fresh water is a serious problem for the entire Middle East region. Since 2000, the Government significantly increased investment in the water and electricity sectors. Israel is conducting discussions with Jordan and the PA with respect to the allocation of water resources. The primary sources of fresh water in Israel are the Sea of Galilee, the eastern mountain region aquifer (a portion of which is located under the West Bank) and the coastline region aquifer along Israel’s western border. Water from these sources is distributed throughout Israel by pipeline, including distributions to the arid areas in the south.

Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a state-owned enterprise (see “— Role of the State in the Economy” below). The remaining 25% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2008, Mekorot Water Co. spent NIS710 million on capital investments related to water distribution, an increase from NIS673 million spent during 2007.

Approximately 57% of Israel’s total water use and 39% of Israel’s fresh water use is attributable to agriculture. As almost all of Israel’s existing fresh water resources are already being consumed, Israel is investing resources to develop additional water sources, mainly from treated wastewater and desalinated seawater. Currently, desalination plants are being built by both local and foreign private sector companies through build-operate-own (“B.O.O.”) and B.O.T. projects. When all the plants are operational, the Government expects to purchase , by the year 2013, approximately 500 million cubic meters of desalinated seawater per year from the plants at an estimated cost of NIS1.7 billion per year. According to recent government decisions, the costs of purchasing desalinated seawater will be covered by the water tariffs. During 2008, the Government purchased a total of approximately 140 million cubic meters of desalinated seawater from the desalination plant in Ashkelon, which commenced operations in August 2005, and the desalination plant in Palmachim, which commenced operations in May 2007. In addition, further development of agriculture involves intensifying the yield from land that is already irrigated and the reuse of treated wastewater. During 2008, the reuse of treated wastewater was approximately 75% (387 million cubic meters), and the Government plans to increase its reuse of treated wastewater up to approximately 95% by the year 2012. As a result, in recent years there has been a reduction in the size of certain agricultural crops, such as cotton, that require large amounts of water. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which permit efficient irrigation.

Israel has also increased its investment in purification and improvement of wells and sewage treatment plants. The 2008 Government budget includes provisions for both grants and loans to stimulate capital investment in these programs. The Government has also taken steps to facilitate the establishment of regional companies to assume responsibility from Israel’s municipalities for the treatment of water and sewage. The purpose of these steps is to promote professional and efficient management of water and sewerage systems and to direct the revenues from these services to investments in water and sewerage infrastructures. In July 2001, the Knesset passed a law regulating the commercial relationship between the regional companies, the municipalities and consumers. As of 2008, nineteen regional companies are already in operation servicing approximately 3.5 million people.

Almost all electric power in Israel is provided by the Israel Electric Corporation Ltd. (“IEC”), a Government Company (as defined below) that generates virtually all its own power (see “— Role of the State in the Economy” below). In 1996, IEC’s exclusive concession from the Government expired, and the Electricity Industry Act was enacted. The purpose of the Act is to regulate activity in the electricity industry for the benefit of the public by achieving reliability, availability, quality, efficiency and cost minimization within a competitive market. The Act provides for a ten-year transition period during which IEC has a license to transmit, distribute, supply and market electricity. Under the Act, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. IEC currently holds licenses to produce electricity at each of its 67 generation units. The generation and transmission licenses have been extended several times and are valid until mid 2009 as well as the licenses for distribution and supply, when the licenses are expected to be revised and extended. A public utility commission has been established to supervise electric utility services, which includes regulating the prices of electricity. In recent years, the Government has begun to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a tender for generation. This plan was reflected in changes in the Electricity Industry Act in 2003 and in 2007, which formulated rules for the licensing of additional electrical distribution companies. The Government’s goal is to achieve a decentralized industry divided into the following segments: generation, where the Government expects to be competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold.

Energy

Israel’s main sources of energy are oil and coal. Israel is almost totally dependent on imported fuel for its energy requirements, since domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to the Oil Supply Arrangement, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply. In 2000, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil. Exploration efforts continue for new supplies of natural energy and in January 2009, another substantial amount of natural gas was located in the Mediterranean Sea. While the exact amount of natural gas discovered is not yet known, there is great optimism that it will further reduce Israel’s dependence on foreign oil.

Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline, and by expanding a coal facility in Ashkelon. All of the coal used in Israel is imported. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries, including China. The shift to coal has not had a significant environmental impact in Israel, because most of the coal used is low-sulfur coal.

In 1997, the Government decided to establish a natural gas infrastructure in Israel. In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government-owned company that was established to supervise, control and operate the natural gas transportation system. In March 2004, the first natural gas power station in Israel was inaugurated in Ashdod. Currently, this power station has the ability to produce approximately 10% of Israel’s total energy capacity.

In April 2004, INGL, IEC and the State signed an agreement for the financing, construction and operation of a natural gas transportation system that would be state-owned. Under the agreement, IEC will build the 100 kilometer underwater gas pipeline route, and INGL will construct the continental route. The underwater pipeline construction is expected to be completed in 2007. INGL has completed building the continental segment between Ashdod and Ashkelon. In 2005, the Government decided to build two more continental segments: one between Kiryat-Gat and Sdom, which is expected to open by 2009, and the other, between Haifa and Alon-Tavor, which will open during 2010.

Table No. 9

Imports and Production of Crude Oil, Coal and Natural Gas
(In Thousands of Tons Oil Equivalent)

	Year
	2003	2004	2005	2006	2007	2008
Imports
Crude oil	10,723	9,497	10,421	10,246	9,289	10,769
Coal	7,486	7,789	7,718	7,726	8,767	8,302
Production
Crude oil	3.1	1.9	1.6	1.5	1.4	2.1
Natural gas	7.1	1,088	1,497	2,061	2,640	3,323

Sources: Central Bureau of Statistics, Ministry of Infrastructure. The data used for natural gas are natural gas power stations, with no separation between local production and imports.

Tourism

Tourism plays an important role in the Israeli economy. Israel’s tourist centers include: Jerusalem, various significant religious sites, the Eilat area, the Dead Sea and its region and the Mediterranean coast. Income derived from foreign tourism (excluding expenditures of foreign workers in Israel) in 2007 and 2008 amounted to $2.2 billion (1.3% of GDP) and $2.7 billion (1.4% of GDP), respectively. These figures represent a moderate decline from $3.1 billion in 2000 (2.6% of GDP), which had been a record year.

The unrest that began in late September 2000 resulted in an immediate drop in the number of tourists entering Israel by air. Between 2000 and 2001, the total number of tourists entering by air decreased by 46.2%. In 2002, the number of tourists further decreased by 26.1%, followed by an additional reduction in tourism in the first quarter of 2003 due to the war in Iraq. Since the second half of 2003, tourism has recovered in light of the increasingly improving security situation, the favorable effects of the end of major combat activities in Iraq and the global economic recovery. In the first half of 2006 tourist arrivals continued to grow rapidly, following the fast increase of 2005 (23.5% over 2004), but the Second Lebanon War led to a sharp decline in tourism which affected the year’s total. The number of tourists arriving in 2006 was 1.6 million, a decrease of 5.1% relative to 2005. In 2007, tourist arrivals returned to the positive trend of pre-2006 war (11.6% over 2006). The year 2008 showed the largest number of tourists in the history of the State with 2.1 million visitors, an increase of 20.8% from the previous year and increase of 7.7% from 2000. Operation “Cast Lead” in 2008 had minimal influence on the yearly tourism rate, as it began only at the end of December.

Table No. 10

Tourist Arrivals by Air by Area of Origin and Receipts
(Arrivals in Thousands and Receipts in Millions of Dollars)

	2004	2005	2006	2007	2008
Total arrivals	1,339.1	1,653.0	1,565.2	1,790.4	2,114.3
Asia	66.0	74.9	77.3	97.2	110.2
Africa	32.4	34.7	41.5	49.9	52.0
Europe	761.8	969.5	869.4	1018.1	1254.0
Americas
United States	355.3	418.1	450.4	487.3	533.5
Other	97.2	126.8	98.4	117.4	140.0
Oceania	14.5	18.3	17.2	20.0	23.5
Other	11.8	10.7	7.8	0.6	1.1
Total travel services	$2,424	$2,797	$2,777	$3,059	$3,638
of which: Expenditures of foreign workers in Israel	$954	$891	$909	$894	$967

Source: Central Bureau of Statistics.

Research and Development

The Government encourages investment in industrial research and development through support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial research and development are to: foster the development of technology-related industries; create employment opportunities for Israel’s scientific and technological labor force; and improve Israel’s balance of payments by increasing exports of high-technology products and reducing reliance on imports of such products. In 2007, approximately 4.7% of GDP was invested in civilian research and development. Government support in civilian research and development, including general university funds financed by the Government, totaled NIS4 billion in the 2007 budget, NIS4.1 billion in the 2006 budget and NIS3.9 billion in the 2005 budget.

Israel participates in more than 34 different international and bi-national industrial research and development joint ventures, several with the United States (BIRD, USISTC, Maryland, Virginia), several with the European Union (Eureka, Eurostars, Galileo, EEN, ISERD), with Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay. The 2008 annual budget includes NIS258 million for the European Framework Program, compared to NIS256 million in 2007.

Wages and Prices

Since 2003, the rate of inflation was low, 0.8% on average during the years 2003 – 2007. In 2008, CPI rose by an average of 4.6%. During the first three quarters of 2008, the inflation rate rose due to increases in the prices of fuel, raw materials and unprocessed food abroad. After September 2008, the inflation rate declined to a negative inflation rate in Q4, due to the abrupt downturn in global commodity prices and the domestic economic slowdown and resulting in a year-end inflation rate of 3.8%.

Both the Ministry of Finance and the Bank of Israel have stated that reaching and maintaining price stability is one of their main priorities. Since the end of 1991, the Government has announced annual inflation targets as part of its effort to further reduce inflation (see “Public Finance — The Budget Process and Deficit Reduction” below). For 2009, the Bank of Israel has set the inflation target range at between 1% and 3%. The Consumer Price Index rose by 3.8 percent in 2008 (December 2008 index compared to December 2007), overshooting the upper bound of the target.

Since November 1993, the Bank of Israel has adjusted its key interest rate on lending to banks on a monthly basis. Beginning in June 2003, the Bank of Israel lowered the key interest rate at an accelerated rate, reaching 5.2% by the end of 2003. In 2004, the key interest rate was lowered to 3.9% and by February 2005, the interest rate reached 3.5%. Subsequently, the Bank of Israel increased the interest rate gradually up to 4.5% in December 2005, and to 5.0% in April 2006. A cautionary reaction to the deterioration in security led the Bank of Israel to increase the rate to 5.5% in August 2006. Since November 2006 the interest rate has been gradually decreased and was set at 3.5% in June 2007. In August 2007, the Bank of Israel began gradually to increase the interest rates, and in February 2008, the interest rate reached 4.25%. In May 2008, due to concerns of rising inflation, the interest rates were once again raised until September, when it returned to the 4.25% level. In September 2008, the slowdown in the global economy coupled with lowering inflation, caused the Bank of Israel to once again start lowering the interest rates. As of May 2009, the key interest rate is 0.5%.

Real interest rates, derived from the Bank of Israel’s key interest rate, have fallen from more than 6% in mid-2003 to 2.1% in December 2008. The public’s inflation expectations are calculated as the difference between nominal yields (on unindexed Government bonds) and real yields to maturity (on CPI-indexed Government bonds). During 2008, the public’s inflation expectations for one year ahead, as derived from the capital market, were around 2% (on average).

Table No. 11

Selected Price Indices
(Percentage Change, Annual Average)

Period	CPI	CPI (Excluding Housing, Fruits and Vegetables)	Wholesale Price of Manufacturing Output
2002	5.7	4.1	3.9
2003	0.7	2.4	4.3
2004	-0.4	0.5	5.4
2005	1.3	1.7	6.2
2006	2.1	2.2	5.7
2007	0.5	0.9	3.5
2008	4.6	4.6	9.6

Source: Central Bureau of Statistics.

The wage system in Israel is partially subject to comprehensive indexation under nationwide cost-of-living agreements. These agreements are negotiated by Israel’s nationwide labor union and representatives of the major employers’ organizations in the private sector. After the agreements are negotiated, the Minister of Labor validates the agreements for all workers in the public and part of the private sectors. The 2002 agreement provides employees a cost-of-living increase at an agreed-upon percentage tied to changes in the CPI. Furthermore, wages in certain industries are subject to labor agreements that guarantee additional periodic wage increases, as well as equality of treatment with respect to wage increases with workers in other specified industries. In the past decade, wage linkage between sectors weakened as a result of a decrease in the scope of unionization and an increase in the use of individual employment contracts. In 2003, the Ministry of Finance reached an agreement with the labor unions on cutbacks in public sector employment and a temporary wage reduction prior to the Knesset’s adoption of the comprehensive economic plan in May 2003. The temporary wage reduction under this agreement expired in July 2005. On April 17, 2008, the Ministry of Finance reached an agreement with labor unions regarding future wage conditions. The agreement provides for a 5% wage increase over the course of 2008 – 2010.

Real wage per employee post (nominal wage deflated by the CPI) in the business sector significantly decreased in 2002 by 6.6%. In the public services sector, real wages decreased by 4.9%, as a result of a decrease in demand for labor and a rise in prices. In 2003, the real wage per employee post declined by 3.0% (2.5% in the business sector and 4.1% in the public services sector). In the public services sector, the nominal wage per person employed declined in 2003 by 3.4%, mainly due to public sector wage reductions that were part of the comprehensive economic plan adopted in May 2003.

In 2004, the real wage per employee rose by 2.5%. The increase was 1.5% in the business sector and 4.6% in the public service sector. This increase was the result of a general economic recovery and a one-time change in timing of wage supplements in the public services sector. In 2005, real wages rose by 1.0% (1.5% in the business sector and 0.0% in the public services sector). In 2006, real wages rose by 1.3% (1.7% in the business sector and 0.3% in the public services sector). In 2007, there was a real wage increase of 1.6%, led by a 1.4% increase in private sector wages and a 2.2% increase in public sector wages. The real wage in 2008 decreased by 0.9% (1.0% decrease in the business sector and 0.6% in the public services sector) due to the unexpected high inflation during the first three quarters of 2008.

Employment and Labor

One of Israel’s most important resources is its experienced and highly educated work force. In 2007, approximately 42.7% of the Israeli population above the age of 15 had 13 or more years of schooling. With this highly-educated population, Israel has developed an export-oriented, technology-based industrialized economy. In 2008, 30% of the Israeli work force consisted of scientific, academic, professional, technical and related workers, while 23% consisted of administrative or managerial workers. These percentages compare favorably with the percentages of such workers found internationally. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union having been employed there as professionals, scientists, engineers or technical staff.

The wave of immigrants since 1990 led to significant growth in the Israeli labor force. In 2008, Israel’s civilian labor force consisted of 3.0 million people compared to 1.9 million in 1992.

The recession that began in late 2000 caused the unemployment rate to increase from 8.7% in 2000 to 10.3% in 2002. Despite the economic recovery that began in 2003, the unemployment rate continued to climb in 2003 to a rate of 10.8%. The unemployment rate decreased to 10.3% in 2004, 9.0% in 2005 8.4% in 2006 and 7.3% in 2007 In 2008, the unemployment rate continued to decline to an average of 6.1%. The number of Israeli employees, and, the rate of civilian labor force as a percentage of the population over the age of 15 (the “labor participation rate”) rose in 2008. In Israel, the labor participation rate is negatively affected by the relatively large number of soldiers. The average labor participation rate increased from 54.1% in 2002 to 56.5% in 2008. Compared with 2005 figures, in 2008, the number of employed Israelis increased by 279,000. The increase in the participation rate and the number of Israelis employed is attributed, among other factors, to the economic growth in Israel and the successful implementation of government policy of cutting transfer payments and reducing the number of foreign workers. In 2008, business sector employment increased by 70,300 (following an increase of 78,900 in 2007) and employment in public services increased by 24,400 (compared with an increase of 29,500 in 2007).

Table No. 12

Structure of Employment in Israel

	Year
	2004	2005	2006	2007	2008
Total workers(1) (in thousands)	2,400.8	2,493.7	2,573.6	2,682.0	2,776.7

Employed Persons, as Percent of Labor Force

By Sector
Business sector	69.9%	69.9%	70.2%	70.3%	70.4%
General government	30.1%	30.1%	29.8%	29.7%	29.6%
By Industry
Manufacturing	16.1	15.7	15.6	15.7	15.6
Agriculture	2.0	2.0	1.8	1.6	1.7
Water and electricity	0.8	0.9	0.7	0.6	0.7
Construction	5.4	5.1	5.2	5.6	5.4
Trade	13.5	13.5	13.1	13.4	13.6
Catering	4.3	4.6	4.7	4.6	4.7
Banking and financial services	3.3	3.3	3.4	3.5	3.6
Business services	13.3	13.4	13.8	14.0	14.0
Public administration	4.6	4.7	4.5	4.5	4.7
Education	12.6	12.6	12.7	12.8	12.6
Health, welfare and social work	10.6	10.7	10.2	10.0	9.9
Transport	6.4	6.5	6.7	6.4	6.3
Personal and other services	4.6	4.7	5.0	4.6	4.7
Services for households by domestic personnel	1.6	1.6	1.8	1.8	1.7
Extraterritorial organizations	1.6	0.1	0.1	0.1	0.1
Not known	0.7	0.7	0.8	0.8	0.8

(1)	Israeli workers only; as of 2003, according to the Standard Industrial Classification of All Economic Activities 1993 — Second Edition, 2003.

Sources: Central Bureau of Statistics, Bank of Israel and Ministry of Finance calculations.

The unemployment rate among immigrants in 2007 was 6.3%, even less than that of the native-born population (7.4%). Surveys undertaken by the Israeli Central Bureau of Statistics indicate that immigrant unemployment declines with length of stay in the country. Immigrant participation rate in the labor force stood at 60.4% in 2007 compared to 56.3% for the working age population as a whole.

Despite the initial difficulties experienced by many of the professional and other highly skilled immigrants in finding suitable employment, statistical data regarding employment in Israel suggest that immigrants have moved from their original jobs into jobs better suited to their education and other employment qualifications. One important factor in this transition has been the professional requirements of Israel’s high-tech companies, which have matched well with the educational and professional background of many of the immigrants.

Table No. 13

Principal Labor Market Indicators
(Annual Average)

	2004	2005	2006	2007	2008
Permanent average population (thousands)	6,809	6,930	7,054	7,180	7,310
Population aged 15+ (thousands)	4,876	4,963	5,053	5,142	5,233
Civilian labor force (thousands)(1)	2,680	2,740	2,810	2,894	2,957
Labor-force participation rate(2)	55.0%	55.2%	55.6%	56.3%	56.5%
Unemployment rate	10.3%	9.0%	8.4%	7.3%	6.1%

(1)	The sum of the number of civilian workers and the number of job seekers.
(2)	Civilian labor force as a percentage of the population over the age of 15.

Source: Central Bureau of Statistics.

The General Federation of Labor in Israel (the “Histadrut”) has historically played a significant role in the Israeli economy and social system. As part of a structural and organizational reform, the Histadrut concentrates today on its function as a trade union and a social organization. The Histadrut also has a major influence on labor and social legislation in the Knesset.

Over 30 trade unions are members of the Histadrut. Although the percentage of union workers has been declining (mainly due to the termination of the link between membership in the Histadrut and the General Health Insurance Organization, which is the largest provider of health services), a considerable part of the Israeli labor market is still unionized. The Histadrut signs collective bargaining agreements, which affect workers in both the public and private sectors. In addition to nationwide agreements (such as the cost-of-living agreement), the collective bargaining network includes collective agreements between occupation or industry unions and employers’ associations. Such agreements predominantly affect the public sector. Collective agreements cover issues related to wages, conditions of employment and social benefits.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses. Before the privatization process started, ownership of industry in Israel was divided between the Government, the Histadrut trade union and the private sector, with the Government and the Histadrut trade union owning prominent interests in several key industries. In recent years, the Government has made significant progress towards the privatization of state-owned enterprises. As part of this process, the Government has implemented structural reforms aimed to enhance competition in some essential monopolistic sectors such as the communication sector, oil refineries and the seaports. In addition, the Government has begun the process of introducing competition to additional sectors and industries, such as the electricity sector and capital markets.

As of April 2009, there are 97 state-owned enterprises, 39 of which are business-oriented enterprises and 4 of which are non-profit organizations. The remaining state-owned enterprises include funds established as vehicles for employee savings or educational institutes.

State-owned enterprises are divided, by law, into two main categories: Government Companies (including their subsidiaries) and Mixed Companies. In addition to state-owned enterprises, there are statutory corporations established through specific laws regulating their operations and governance structures.

Government Companies (a category that excludes state-owned banks acquired pursuant to the Bank Shares Arrangement, see “— Privatization” below) are those in which the Government owns more than 50% of the voting shares or the right to appoint more than half of the board members. Government Companies are subject to the provisions of the Israeli Government Companies Law and the regulations promulgated thereunder (collectively, the “GCL”). In addition, the Government Companies Authority issues regularly circulars in accordance with the GCL (see “— Privatization” below). A substantial part of the GCL is dedicated to corporate governance of Government Companies and the circumstances under and procedures by which the Government may sell shares in Government Companies or reorganize Government Companies.

Mixed Companies are companies in which the State owns 50% or less of the voting shares or the right to appoint less than half of the board members. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government.

Government Companies play a significant role in the Israeli economy. In 2007, they employed 2% of the Israeli work force and accounted for 5% of total exports. These companies include several public utilities, monopolies and defense companies.

To increase competition in the markets in which these companies participate and thus prepare them for privatization, the Government has initiated a number of regulatory arrangements focusing in sectors in which the Government wishes to increase competition between state and privately owned companies. The pace of privatization may be affected by the need for further regulatory and structural reforms and formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable period of time.

Privatization.  An essential element of the broader structural reforms initiated by the Government over the past several years to promote the growth of the private sector and to enhance competition is the Government’s move towards privatizing its holdings. Privatization efforts have included the full or partial sale of state-owned companies and banks and the transfer of activities that were previously performed by the Government or statutory corporations to private entities.

In total, between 1986 and April 2009, 96 companies changed their status from Government Companies to either Mixed Companies or completely private enterprises. The privatization proceeds totaled US$14.2 billion. The most significant individual privatization transactions in terms of revenue to date have been Israel Chemicals Ltd. in 1992, Zim Integrated Shipping Services in 2003, Bezeq, The Israel Telecommunication Corp., Limited in 1997 – 2005, El Al Israel Airlines Ltd. in 2003 – 2007 and Oil Refineries Ltd. in 2006 – 2007. In parallel, the Government has divested its share in the major Israeli banks, all of which came into state ownership following the 1983 banking crisis. The State remains a minority shareholder in two banks — Bank Leumi Ltd. (11.53%) and Israel Discount Bank Ltd. (25.0%).

Table No. 14

Selected State-Owned Companies
(At, or for the Period Ended, December 31, 2008)(1)
(In Millions of Dollars, Except Percentages)

	Percentage Direct and Indirect Ownership of Government	Total Assets	Long-Term Liabilities	Total Revenues $
Israel Electric Corporation Ltd.	99.8	19,540	12,113	6,104
Israel Aerospace Industries Ltd.	100.0	3,432	552	3,585
Rafael-Advanced Defense Systems Ltd.	100.0	1,441	300	1,389
Israel Ports Development & Assets Company Ltd.	100	1,425	111	193
Ashdod Port Company Ltd.	100	872	361	292
Haifa Port Company Ltd.	100	670	141	225
Eilat Port Company Ltd.	100	80	14	37
Israel Railways Ltd.	100	4,188	3,072	388
Mekorot Water Company Ltd.	92	2,991	1,212	1,032
Israel Postal Company Ltd.	100	738	85	455

(1)	Based on consolidated, NIS reported financial statements as of December 31, 2008, according to Israeli generally accepted accounting principles. Amounts converted from NIS to dollars at the exchange rate on December 31, 2008 ($1 = NIS3.802) and on December 31, 2007 (1$ = NIS3.846).

Sources: Ministry of Finance, Government Companies Authority.

Below are summary descriptions of the state-owned companies included in the above table. Also described below are specific steps planned or taken by the Government to prepare companies for privatization or reform their structure and operations.

Israel Electric Corporation Ltd.

Israel Electric Corporation Ltd. (IEC) is a legal monopoly responsible for the entire Israeli electricity industry. Since 1992, IEC has been subject to tariff supervision that includes efficiency incentives. In March 1996, IEC’s exclusive concession from the Government expired, the Electricity Sector Law 5756-1996 (the “Electricity Sector Law”) was enacted, and an authority for the supervision of public electric utility services was established.

In August 1999, the Government decided to implement structural changes in the electricity sector in order to open the electricity sector to competition as is common in other developed countries. For this purpose, the Minister of Finance and the Minster of National Infrastructures appointed an inter-ministerial committee headed by the Director General of the Ministry of Finance and the Director General of the Ministry of National Infrastructures. The committee was empowered to prepare a detailed proposal to accomplish the structural change.

In March 2003, the Government decided to reform the electricity sector in accordance with the recommendations of the committee and amended the Electricity Sector Law accordingly. On May 29, 2003, the Knesset approved changes in the Electricity Sector Law that are designed to achieve a decentralized competitive structure of the electricity sector.

In February 2007, an amendment to the Electricity Sector Law was passed, providing for a change in the structure of the IEC. Pursuant to the amended law, starting in 2008, IEC’s operations were to gradually split into several generation, distribution and transmission subsidiaries and into a number of other service companies. In addition, a Government Company was to be formed and be in charge of the system’s management and coordinatation between the various companies. Such Government Company was designated to balance supply and demand, supervise competition and plan future development. Regulatory requirements applicable to the power generation and to the retail segments will be lifted gradually with a view to achieving competitive market conditions.

In June 2008, an additional amendment (Amendment No. 8) to the Electricity Sector Law was passed. The key changes incorporated into the Law were: 1) authorizing the Electricity Authority, upon approval of the Minister of Infrastructures, to decide as to the extensions of the licenses granted to IEC for its operations; and 2) granting IEC additional production licenses for the stations approved in the framework of a development plan approved under the Electricity Sector law, and provided they do not exceed 1,750 megawatts.

In June 2008, the Government adopted a policy to establish two new Government Companies, owned by the State, to operate in the electricity sector:

1)	System Management Company Ltd. — the company will be responsible for the development plan of the electricity industry. In addition, during the transition to a competitive market, the company will manage the electricity trade.
2)	New Power Stations for the Production of Electricity in Israel Ltd. — the company will handle the establishment and operation of the new electricity stations.

Defense Oriented Companies

Israel Aerospace Industries Ltd. (“IAI”), Israel Military Industries Ltd. (“IMI”) and Rafael-Advanced Defense Systems Ltd. (“Rafael”) are three defense-oriented Government Companies. Currently, the State holds 100% of each of these companies. Rafael was formerly part of the Ministry of Defense and in January 2002 it was converted into a Government Company. In July 2007, IAI raised $250 million in the TASE through bonds.

Ports Companies

The Ports Authority, which had centralized operations, assets and control of all of Israel’s ports, was traditionally one of the strongest and most significant monopolies in Israel. On July 22, 2004, the Knesset passed a law to abolish the Ports Authority and to divide the Ports Authority’s activities and framework among three newly-formed Government Companies each of which would operate either the Haifa, Ashdod or Eilat port. An additional Government Company would hold and manage the ports’ assets and lease them to the three port operating companies. A Shipping Authority was also established under the Ministry of Transportation. In February 2005, the Port Authority was abolished and the four successor companies commenced operations. As part of the privatization process, the three ports companies are expected to be competitive, and portions of these companies are to be sold to the public.

The privatization process of Haifa Port Company and Ashdod Port Company will be conducted in three stages: during 2010, up to 15% of the companies’ shares will be offered to the public on the TASE. During 2011, up to 49% of the companies’ shares (including all the shares offered in both stages) will be offered on the TAES. In the third stage, beginning in 2020, the remaining Government holdings in the companies will be sold. With respect to the Eilat Port Company, although a formal privatization process has not yet been formed, there is an intention to privatize the Government holdings in the company.

The total volume of traded goods transferred through Israel’s ports during the years 2007 and 2008, was 40.2 million ton and 40.5 million ton, respectively.

Israel Railways Ltd.

Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. On July 1, 2003, Israel Railways began operating as a Government Company. In 2003 the company commenced a five year, $4.5 billion investment plan. In August 2007, this plan was updated and expanded to include $7.8 billion to be implemented in the years 2003 – 2013. In 2008, a new infrastructure and investment agreement was signed between the Government and the company. This agreement, together with the investment plan, are expected to have a long term positive impact on the Israeli transportation system and the Israeli economy generally. In 2004, the Government and Israel Railways signed an agreement that set forth the principles applicable to the State’s subsidy of the company’s ongoing activity. This agreement was followed by a detailed contract signed in 2005, which should be renewed in the coming year. As consideration for the subsidy, the company committed to implement the government policy in the railways transportation system.

Mekorot Water Company Ltd.

Mekorot Water Company Ltd. (“Mekorot”) is the Government water company. It supplies approximately 75% of the water Israel consumes. Approximately 27% of Mekorot’s income from supplying water is subsidized by the Government through payments intended to compensate Mekorot for the below-market tariffs charged mainly to agricultural and other consumers. In 1993, Mekorot and the Government agreed on an arrangement establishing efficiency incentives for the years 1993 through 1998 and securing Mekorot a normative return on equity, enabling it to raise capital in private capital markets rather than receiving subsidized loans from the Government, and reorganizing Mekorot and the Government water factories. In 2002, the Government and Mekorot agreed to continue to operate under a similar arrangement, which had been extended until 2009, with an option for an additional one-year extension.

Mekorot serves as the National Water Authority under the Water Law (and is responsible for operation of the water system, including production and establishment and renwal of water enterprises). Mekorot National Carrier Ltd., a Government Company established in July 2007, has the leasehold on the properties of the National Carrier (Israel’s water system) and would be responsible for the maintenance and development of real property and other assets. Mekorot Initiatives and Development Ltd., a subsidiary of Mekorot, manages and operates various water-related projects (including cooperation with private entrepreneurs on the establishment of a water desalination plant in Ashdod, new water and sewage infrastructures, wastewater purification and other activities in the competitive segment).

Israel Postal Company Ltd.

Israel Postal Company Ltd. and its’ subsidiary, the Postal Bank Ltd., were established in March 2006 so as to replace the Israel Postal Authority. The companies were established as part of a comprehensive reform in the Israeli postal sector, which included, amongst others, opening the postal sector to competition, licensing the operations of the company and setting fees for the services.

In September 2006, the Government decided to privatize the Postal Company, including the Postal Bank, in two stages: during the first stage, up to 49% of the companies’ shares will be offered on the TASE. During the second stage, the remaining shares will be sold to strategic investors.

Government Subsidies.  Prior to 1985, the Government heavily subsidized certain segments of the Israeli economy, including basic foodstuffs and agricultural products. Since 1985, the level of direct Government subsidies has been significantly reduced. The remaining direct Government subsidies consist primarily of subsidies for water, public transportation and agricultural investments and production. Government subsidies for public transportation totaled NIS2.4 billion during 2007. Government subsidies for water totaled approximately NIS277 million and government subsidies for agricultural investments and production totaled NIS411 million during 2008 compared to NIS256 million in 2007.

Economic Incentives.  The Government provides significant assistance to the manufacturing sector under laws designed to encourage investment in “approved enterprises,” mainly in peripheral regions of the country. A project that qualifies as an “approved enterprise” is eligible for assistance in the form of cash grants or tax benefits.

Beginning in January 1997, the Government significantly reduced the rate of grants. For the purpose of determining eligibility for grants, three industrial regions were identified: Region A, generally the most remote regions of the country; Region B, generally the peripheral regions of the country (closer to the central regions than A); and Region C, all other regions. The grant rate for Region A is 24% for investments up to NIS50 million and 20% for investments above this limit, compared to 10% for Region B for all levels of investments, and 0% for Region C for all levels of investments. The Negev area has a unique grants program, where the rate of grants can reach up to 32% for investments up to NIS140 million and up to 30% for investments above this limit. In 2005, the Government started implementing a three-year experimental program targeted to encourage employment in regions A and B. Under this program, industrial factories that increase the number of employees will be eligible for grants up to 15% of salary costs. As of March 2008 this program has not yet been implemented.

In the 2008 budget, the Government commitment for grants to the manufacturing sector totaled NIS260 million, compared to NIS150 million in each of 2006 and 2007 budgets.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 267 kibbutzim in Israel with approximately 123,200 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 442 moshavim with approximately 230,400 inhabitants. Kibbutzim and moshavim both experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring partial debt forgiveness by the moshavim’s bank creditors, partial repayment of moshavim debt using the proceeds of certain required asset sales by the moshavim, and restructuring of the remaining moshavim debt at below-market interest rates. The total outstanding amount of the moshavim debt, subject to the 1992 legislation as of December 31, 2008, is NIS16.3 billion. Implementation of the 1992 legislation remains ongoing, and as of December 31, 2008, the 1992 legislation had been implemented with respect to approximately 98.3% of the individual moshavim members and 99.6% of the moshavim union obligors on the moshavim debt.

Pursuant to agreements signed between the kibbutzim, their bank creditors and the Government between 1989 and 1999, in order to establish a rescue and recovery program for the kibbutzim, an aggregate of NIS15.89 billion (as calculated for December 31, 2007) was written off by the banks, of which NIS6.66 billion was paid to the banks by the Government. An additional NIS13.3 billion of the kibbutzim’s outstanding loans from the banks were restructured and funded entirely by below-market loans from the Government to the kibbutzim’s creditors. As of December 31, 2008, the remaining outstanding loans amounted to NIS2.4 billion.

The Environment

Since the establishment of the Ministry of the Environmental Protection (“MOEP”) in 1989, many laws and regulations relating to the protection of the environment have been promulgated. The MOEP seeks: (i) to incorporate environmental considerations into decision-making and planning processes; (ii) to promote sustainable development; (iii) to implement programs for pollution control, monitoring and research; (iv) to develop and update legislation and standards, and to ensure effective enforcement and supervision; (v) to improve environmental education and awareness; and (vi) to advance regional and global cooperation on the environment. The country’s environmental legislation encompasses laws for the protection of natural resources, for the abatement and prevention of environmental nuisances and for the safe treatment of certain contaminants and pollutants. Israel’s legislation also includes comprehensive laws, such as the Planning and Building Law and the Licensing of Businesses Law, that provide a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process and objections are frequently based on environmental issues.

Israel has ratified nearly all of the major international conventions on environmental matters and has ensured that its national legislation conforms with these conventions. Israel is a party to international conventions on such subjects as climate change, transboundary movements of hazardous waste, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species, and protection of the Mediterranean Sea from pollution. Israel ratified the Kyoto Protocol to the UN Framework Convention on Climate Change in February 2004 and soon thereafter created a Designated National Authority (“DNA”) for the Clean Development Mechanism (“CDM”). The CDM in Israel provides investors from countries under Annex I of the Kyoto Protocol with opportunities to implement projects in a wide variety of fields, most notably in the waste and energy sectors. By April 2009, 40 projects have been approved by the DNA, of which 13 have been registered with the UNFCCC, and the carbon credit market from CDM projects in Israel is currently estimated at €25 million per year, which will be used to advance environmental projects in Israel.

Several other environmental laws and regulations were promulgated in Israel in recent years, ranging from regulations on the collection of beverage containers (deposits) for recycling (2001) to several sets of regulations on the prevention of water pollution, including requirements for wastewater treatment plants to stabilize and treat the sludge generated for agricultural use or soil conditioning (2004). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making processes and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were promulgated to implement the Montreal Protocol, by restricting production, consumption, importation and exportation of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment, which recognizes the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. To encourage the reduction of air pollution from vehicular sources, purchase taxes on hybrid cars were reduced from 90% in 2004 to 30% in 2005, the sulfur content of fuels was significantly reduced, new diesel vehicles are required to comply with stringent Euro4 standards and cars are now required to go through stricter annual air pollution checks. The Clean Air Law aimed at reducing air pollution from vehicles and immobile emitting sources will come into effect in 2011.

The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation (including radiation from cellular base stations and electricity network installations) was enacted in January 2006. A Tire Disposal and Recycling Law was enacted by the Knesset in January 2007. As of July 2007, a landfill levy will be imposed on municipal waste which will reach 10 Euro per ton by 2011 and which seeks to internalize the external costs of landfilling. Revenues from the levy are to be dedicated to establishing infrastructure aimed at landfill reduction. Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws.

Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken several steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the country. Economic ministries, especially the Ministry of Finance and the Ministry of Industry, Trade and Labor, have taken the lead and initiatives such as green taxes and environmental fair disclosure have been promoted in recent years. Specifically, environmental risk management and disclosure are required by the Israeli Securities Exchange Commission.

The Government has taken several steps to decrease pollution produced by public utility providers. A November 2002 Government decision called for the introduction of renewable energy into the electricity sector. Within the framework of this decision, the public utility authority — Electricity (see “The Economy — Water and Electricity” above) has established tariffs for the production of energy from renewable sources, based on the estimated costs of pollution prevention per ton of emissions. In addition, in 2008, the public utility authority introduced feed in tariffs for small scale PV solar installations. The introduction of natural gas to the electricity sector (see “The Economy — Energy” above) is expected to have major consequences on pollution abatement from the electricity sector.

In November 2004, the Government approved an action plan to reduce pollution from the industrial zone of Ramat Hovav, which includes some of Israel’s major chemical industries. The plan includes actions to advance wastewater treatment, remediate the evaporation ponds and the national hazardous waste treatment site and prevent pollutant emissions into the atmosphere. Industrial plants in the Ramat Hovav industrial park have already begun establishing in-house effluent pretreatment facilities in accordance with the Government decision. In 2006, the Government approved the allocation of NIS230 million for the remediation of hazardous waste treatment at the site. Similar attention is now being aimed at reducing industrial pollution in the Haifa Bay area.

While the prospect of membership in the OECD is first and foremost an economic priority, it has major ramifications on environmental protection, as Israel is taking steps to comply with the organization’s decisions and recommendations. Such steps include the establishment of IPPC (Integrated Pollution Prevention and Control) and PRTR (Pollutant Release and Transfer Registry) mechanisms, including a public mandatory reporting system.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Israel’s balance of payments consists of two parts: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services) and the balance of income payments and transfer payments; and (ii) the capital and financial account, which reflects borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad and assets and liabilities of commercial banks.

In the second half of the 1990’s, the current account deficit steadily decreased, due mainly to an improvement in Israel’s terms of trade and a greater increase in exports than the increase in imports. In 2002, the current account deficit was 0.8% of GDP. Israel’s current account deficit of the balance of payments transitioned into a small surplus in 2003, which grew in 2004, 2005 and 2006. In 2003 and 2004, the current account surplus was $1.4 billion and $3.0 billion, respectively. In 2005, the current account surplus was $4.2 billion and in 2006 it grew to $7.2 billion. Current account had a surplus of $4.2 billion in 2007. In 2008, the current account surplus declined to $1.6 billion (0.8% of GDP) due to rising imports and the increasing deficit of investment income. In 2008, investment income to foreign entities from Israel was greater than investment income to Israel from abroad, although both declined from the previous year.

International trade (exports plus imports) of goods (excluding diamonds) and services amounted to 72.9% of GDP in 2008. Following a goods and services trade surplus of $0.4 billion in 2004, the goods and services trade balance in 2005 was a deficit of $0.4 billion. In 2006, it increased to a surplus of $0.5 billion. In 2007, the goods and services trade balance was deficit of $2.6 billion and the deficit increased in 2008 to $3.8 billion. This drop in the trade balance was the result of a significant increase in imports of goods and services, and a moderate increase in exports of goods and services. The increasing of imports was strongly influenced by the rising of commodity prices in first three quarters of 2008, specifically oil prices.

Economic and military assistance furnished by the United States, German reparations and personal and institutional remittances increased by 11.6% in 2008 to $9.5 billion, after a decrease of 0.6% in 2007, and following an increase of 21.8% in 2006.

Official reserve assets increased significantly during 2008 by 48.9% to $42.3 billion, compared to $28.5 billion in 2007. In 2008, the Bank of Israel purchased US Dollars in order to establish its foreign reserves and help to depreciate the Shekel against the US Dollar.

As of December 31, 2008, Israel’s net external debt was negative $46.3 billion (negative 23.2% of GDP), as compared to positive $17.4 billion (18.1% of GDP) at the end of 1995.

Table No. 15

Balance of Payments
(In Millions of Dollars)(1)

	2004	2005	2006	2007	2008
Current account
Receipts
Exports of goods and services	52,761	57,217	62,570	71,198	80,427
Income	2,998	5,602	8,421	10,852	8,214
Current transfers	7,349	7,040	8,575	8,526	9,517
Total current account receipts	63,108	69,859	79,565	90,576	98,157
Payments
Imports of goods and services	52,313	57,606	62,023	73,771	84,192
Income	6,572	7,020	9,205	11,349	11,427
Current transfers	1,063	1,038	1,117	1,272	943
Total current account payments	59,949	65,663	72,345	86,391	96,562
Balances
Trade in goods and services	448	-389	547	-2,572	-3,765
Net income	-3,575	-1,418	-784	-497	-3,214
Net current transfers	6,286	6,002	7,458	7,254	8,574
Current balance	3,159	4,196	7,221	4,185	1,595
Capital balance	667	727	787	823	1,110
Financial account
Investments abroad
Direct investment	4,544	2,946	14,944	6,782	7,719
Portfolio investment	2,381	7,977	8,017	3,926	1,687
Other investments	6,228	5,204	10,395	8,062	-10,032
Financial derivatives	26	-35	66	-20	164
Reserves assets	301	1,937	433	-1,681	14,161
Total investments abroad	13,480	18,029	33,856	17,070	13,699
Investments in Israel
Direct investment	1,757	4,271	14,762	9,961	10,545
Portfolio investment	6,871	3,616	9,126	1,434	255
Other investments	498	373	2,733	3,369	-2,437
Total investments in Israel	9,126	8,259	26,621	14,764	8,363
Net financial transactions
Direct investment	2,787	-1,324	182	-3,179	-2,826
Portfolio investment	-4,490	4,361	-1,109	2,492	1,433
Other investments	5,730	4,831	7,662	4,693	-7,595
Financial derivatives	26	-35	66	-20	164
Reserves assets	301	1,937	433	-1,681	14,161
Total net financial transactions	4,354	9,770	7,235	2,306	5,336
Statistical discrepancies(1)	528	4,847	-773	-2702	2,632

(1)	Many of the Balance of Payments figures are based on temporary estimations, and therefore are subject to significant adjustments over time.

Source: Central Bureau of Statistics.

Foreign Trade

Export growth has played a significant part in Israel’s overall economic growth and demonstrates the growing competitiveness of the Israeli economy. In 2000, industrial exports grew by 26.6% in dollar terms (27.9% excluding diamonds) due to fast economic growth in the United States and the European Union and a worldwide technology boom. However, in 2001, as a result of the slowdown in economic activity in the European Union and the United States and the global crisis in the high-tech sector, industrial exports decreased by 6.4% in dollar terms (6.8% excluding diamonds). In 2002, industrial exports decreased by 1.2% in dollar terms, and industrial exports excluding diamonds fell by 6.5% in dollar terms. The main reason for this contraction was the character of growth in the United States and other countries, which focused on traditional industries rather than on the high-tech industries that account for much of Israel’s exports. Industrial exports have since recovered and in 2005, industrial exports grew by 9.7% in dollar terms (7.7% excluding diamonds) and in 2006 they grew by 13.4% (excluding diamonds). Growth of industrial exports accelerated to 18.7% in 2007 (excluding diamonds) In 2008, the growth rate was 17.2% (excluding diamonds). The recovery in exports reflects the effect of the real depreciation of the NIS in 2002 through 2006, the global economic recovery, the expansion of global trade and high-tech activity, the decrease in real domestic wages in 2002 and 2003 and gains in corporate efficiency.

Exports of goods grew by 8.9% and 21.1% in dollar terms in 2003 and 2004, respectively. In 2005, exports grew by 8.2%, in 2006 by 13.6% and in 2007 by 17.3%. In 2008, exports of goods to European Union countries (as denominated in dollars, including diamonds returned by importers abroad and other returns to exporters in Israel) increased by 11%, exports of goods to the United States increased by 5.7%, and export to Asian countries increased by 24.4%. The relatively slow growth in exports to the United States, compared to other destinations, may be contributed to the real appreciation of the NIS against the USD since 2007. Export growth in 2008 was effected by the global economic crisis, with the sharp worldwide decline in demand for goods.

Exports of services grew by 7.3% in 2007, following a 6.7% increase in 2006. The tourism sector reached a record of 3.3 million entries in 2008, an increase of 32% compared with 2007. Exports of agricultural products decreased by 5.4% in 2008, after a growth of 30.7% in 2007 and relatively stable results in 2006, which followed an increase of 13.0% in 2005. The growth in USD terms is partly attributable to the increase in input and output prices in agriculture.

In 2008, imports of goods increased by 15% in dollar terms, following a 19.2% growth in 2007 and 9.0% growth in 2006. The rate of imports in 2008 reflects mostly an increase in imports of consumer goods (18.1%) and imports of investment goods (excluding aircrafts and ships) (20.6%).

Trade Liberalization.  The principal features of the Government’s trade liberalization program, which began in 1991, include the elimination of certain non-tariff barriers designed to protect local manufacturers (with the exception of fresh agriculture products) and the gradual decrease of custom tariffs. In 1994, Israel signed the GATT accords on agricultural products, and, since Israel has replaced most import restrictions with import duties. In 2006, average customs duties on the imports subject to the taxes were approximately 3.5%, down from an average of 25% or more in 1991. Accordingly, custom revenues in 2006 totaled only 0.9% of the total imports.

Notwithstanding the Government’s trade liberalization policy and the significant decrease in the customs burden, Israel has a number of trade restrictions, including quotas, licensing restrictions and outright prohibitions on certain goods. Israel also imposes a post-duty surcharge, called TAMA, that varies in amount by product and is included in the import duty estimation. The TAMA rate is determined according to the importer’s average profit margin for a specific category of goods, and reflects the difference between the wholesale price in Israel for a domestic product and the import price of the imported goods. Insurance and freight also tend to increase importer’s costs — in 2006, the Cost-Insurance-Freight (c.i.f.) — Free-on-Board (f.o.b.) differential was approximately 5% of civilian goods imports.

The Government’s authority in setting compulsory standards for products sold in Israel is limited to certain purposes, such as safety, public health, environmental protection and security considerations, and does not extend to protectionist purposes. Many standards have been changed in recent years to conform with international standards.

In 2008, Israel had a trade surplus of goods (excluding diamonds) of $4.5 billion with the United States, compared with a surplus of $3.5 billion in 2007. In 2008, Israel had a $5.1 billion trade deficit of goods with the European Union. The trade deficit with the European Union in 2006 was $4.2 billion.

Israel primarily exports manufactured goods, many of them related to high-tech industries. Exports of low tech industries in 2008 accounted for 6% of the industrial non-diamond goods exports. High and mid-high technologies exports accounted for 74% of industrial non-diamond exports.

Raw materials and unfinished goods (including diamonds and fuels) made up 71% of Israel’s imports in 2007. The remainder of imports consist of investment goods (15%) and consumer products (14%).

Since 1948, members of the Arab League have maintained a trade boycott of Israel (see “State of Israel — International Relations” above). In September 1994, the Gulf Cooperation Council, which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait, suspended their secondary and tertiary trade boycotts of Israel. These Gulf States, as well as four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel. Nevertheless, some Arab states continue to maintain their trade boycott of Israel. It is difficult to determine the impact on Israeli trade of the remaining elements of the boycott.

Table No. 16

Exports of Goods by Major Groups
(In Millions of Dollars, f.o.b.)

	2004	2005	2006	2007	2008
Total (net)(1)(2)	33,813	36,611	39,701	45,917	51,304
Agricultural
Total	908.3	1,027.1	1,031.2	1,326.0	1,255.8
Vegetables and field crops	417.8	417.5	470.4	640.4	583.5
Fruits	174.6	259.9	241.5	320.9	281.5
Other	315.9	349.7	319.3	364.7	388.8
Industrial (excl. polished diamonds)
Total	23,730.8	25,567.2	29,288.3	34,275.6	40,634.4
Mining, quarrying and non-metal minerals	856	863	798.2	1,151.4	2,346.6
Food and beverages	598	659	710.1	846.2	872.0
Textiles, clothing and leather	1,093	1,074	1,082	1,016	1,038.3
Wood, furniture, paper and printing.	331.6	353.7	338	382.1	367.7
Chemicals and refined petroleum.	5,792.1	6,935.5	8,323.1	9,964.8	14,110.6
Rubber and plastics	1,511.7	1,606.7	1,784.5	2,035.4	2,116.9
Basic metal products	1,379.8	1,622.2	1,989.3	2,377.6	2,821.0
Machinery and equipment	1,371.1	1,557.5	1,840.5	2,346.5	2,824.7
Electronic components and computers	2,596.2	2,415.7	2,621.6	2,502.3	2,544.3
Communication, control, medical and scientific equipment	5,728.2	6,024.6	7,101.7	7,997.2	8,048.9
Electrical equipment and motors	445.6	513.1	693.7	848.8	909.4
Transport equipment	1,358.6	1,294.2	1,300.6	1,999.4	1,849.0
Jewelry, goldsmith and silversmith	498.6	489.3	537.3	604.5	550.6
Miscellaneous	170.3	158.7	167.5	203.2	234.4
Diamonds
Total	9,362.1	10,351.5	9,231.5	10,490.1	9,617.4
Polished	6,440.2	6,859.3	6,554.7	7,116.9	6,299.2
Rough	2,921.9	3,492.2	2,676.8	3,373.2	3,318.2
Used ships and aircraft	0	111.4	222.2	0	15.6
Other goods	42.2	47.3	71.5	71.8	48.7
Returned goods	-154	-291.7	-246.4	-247	-238

(1)	Excludes trade with the West Bank and the Gaza Strip.
(2)	Net exports equals total gross exports less goods returned to Israeli exporters.

Source: Central Bureau of Statistics.

Table No. 17

Imports of Goods by Major Groups
(In Millions of Dollars, c.i.f.)

	Year
	2004	2005	2006	2007	2008
Total (net)(1)(2)	40,735.20	44,802.50	47,626.60	56,105.20	64,531.40
Consumer Goods
Total	4,977.20	5,329.50	5,900.50	6,851.90	8,239.80
Vehicles	931.9	985	1,045.00	910.7	987.90
Other	1,218.30	1,326.80	1,468.20	1,931.50	2,201.30
Non-durables	2,827.00	3,017.70	3,387.30	4,009.7	5,050.60
Production Inputs (excl. diamonds)
Total	20,742.20	23,735.20	26,100.80	30,454.60	37,239.30
For agriculture	518.30	404.10	449.00	616.60	744.80
Raw food products	1,055.40	1,058.30	1,107.10	1,309.90	1,704.20
Fabrics and yarn	684.40	682.20	632.40	683.00	708.60
Wood and related products	312.80	334.50	355.70	492.80	492.10
Chemical products	2,697.20	2,860.60	3,284.30	3,617.80	4,396.00
Rubber and plastics	1,372.80	1,509.40	1,806.90	2,148.80	2,284.50
Paper-making material	600.50	658.80	700.90	800.20	891.90
Iron and steel	1,181.00	1,302.10	1,446.90	1,952.30	2,176.90
Precious metals	173.50	220.40	210.70	233.00	181.70
Non-ferrous metals	609.50	724.50	954.30	1,090.60	1,049.40
Machines and electronics	5,840.60	6,159.90	6,594.60	7,258.10	7,975.20
Other industries	1,193.00	1,056.20	1,102.40	1,316.10	1,786.10
Fuels	4,503.20	6,764.20	7,455.60	8,935.40	12,847.70
Diamonds (net)	9,193.50	9,604.50	9,054.20	9,642.5	8,836.4
Investment Goods
Total	5,921.80	6,246.80	6,660.00	9,231.50	10,269.90
Machinery and equipment	4,875.80	4,948.90	5,242.1	6,473.2	7,126.7
Transport vehicles(3)	1,018.20	1,165.00	1,245.00	2,218.7	3,013.0
Ships and aircraft	27.8	132.9	172.9	539.6	130.2
Other goods	35.4	39	38.8	49.4	59.5
Returned goods	-134.9	-152.5	-127.7	-124.3	-113.5

(1)	Excludes trade with the West Bank and the Gaza Strip.
(2)	Net imports equals total gross imports less goods returned to the suppliers.
(3)	Excluding ships and aircraft.
—	Due to changes in classification, there are updates to figures reported in previous years.

Source: Central Bureau of Statistics.

Table No. 18

Exports of Goods by Region
(In Millions of Dollars, f.o.b., Except Percentages)(1)

Region	2004		2005		2006		2007		2008
Americas	15,936.10	41.3%	17,312.70	40.5%	19,930.40	42.6%	21,267.00	39.3%	23,191.00	38.1%
USA	14,175.1	36.7%	15,500.1	36.2%	17,957.20	38.4%	18,906.80	35.0%	19,976.80	32.8%
Rest of America	1,761	4.6%	1,812.6	4.2%	1,973.20	4.2%	2,360.20	4.4%	3,214.20	5.3%
Europe	13,047.1	33.8%	14,996.3	35.1%	15,549.40	33.2%	19,192.60	35.5%	21,888.30	36.0%
EU(2)	10,720.9	27.8%	12,490.1	29.2%	13,046.20	27.9%	15,992.80	29.6%	17,783.10	29.2%
EFTA	839.6	2.2%	970.3	2.3%	872.70	1.9%	1,104.70	2.0%	1,288.50	2.1%
Other European Countries	1,486.6	3.8%	1,535.9	3.6%	1,630.50	3.5%	2,095.10	3.9%	2,816.70	4.6%
Asia	7,120.5	18.4%	7,684.1	18.0%	8,607.00	18.4%	9,771.30	18.1%	12,158.90	20.0%
Africa	533.8	1.4%	769	1.8%	1,048.30	2.2%	1,202.00	2.2%	1,448.60	2.4%
Oceania	449.4	1.2%	455.3	1.1%	493.40	1.1%	567.30	1.0%	783.40	1.3%
Unclassified	1,531.5	4.0%	1553	3.6%	1,160.90	2.5%	2,091.80	3.9%	1,354.80	2.2%
Total	38,618.4	100.0%	42,770.4	100.0%	46,789.40	100.0%	54,092.00	100.0%	60,825.00	100.0%

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).
(2)	European Union data for 2000 – 2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Table No. 19

Imports of Goods by Region
(In Millions of Dollars, c.i.f., Except Percentages)(1)

Region	2004		2005		2006		2007		2008
Americas	6,949.20	16.96%	7,377.30	16.38%	7,295.90	15.25%	9,504.20	16.79%	9,745.90	14.95%
USA	6,099.10	14.89%	6,042.10	13.42%	5,919.50	12.37%	7,848.90	13.86%	8,034.60	12.33%
Rest of America	850.1	2.07%	1,335.20	2.96%	1,376.40	2.88%	1,655.30	2.92%	1,711.30	2.63%
Europe	21,788.40	53.18%	22,592.90	50.17%	23,526.20	49.18%	26,832.30	47.39%	29,662.60	45.51%
EU(2)	16,813.10	41.04%	17,588.20	39.05%	18,027.90	37.68%	20,687.00	36.53%	22,513.80	34.55%
EFTA	2,775.60	6.77%	2,545.50	5.65%	2,893.00	6.05%	2,960.60	5.23%	4,044.10	6.21%
Other European Countries	2,199.70	5.37%	2,459.20	5.46%	2,605.30	5.45%	3,184.70	5.62%	3,104.70	4.76%
Asia	7,132.20	17.41%	8,214.20	18.24%	9,404.70	19.66%	11,908.80	21.03%	13,709.70	21.04%
Africa	380.9	0.93%	303	0.67%	270.50	0.57%	336.30	0.59%	733.80	1.13%
Oceania	81.5	0.20%	125.7	0.28%	118.50	0.25%	150.50	0.27%	262.40	0.40%
Unclassified	4,636.50	11.32%	6,421.40	14.26%	7,224.80	15.10%	7,890.90	13.94%	11,056.70	16.97%
Total	40,968.70	100.00%	45,034.50	100.00%	47,840.60	100.00%	56,623.00	100.00%	65,171.10	100.00%

(1)	Gross imports (including unworked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	European Union data for 2000 – 2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Table No. 20

Merchandise Trade Indices
(Base: 2000=100)

	Year
	2004	2005	2006	2007	2008
Indices of Physical Volume
Exports	114.5	117.2	122.7	134.5	108.7
Imports	103.1	105.3	105.5	114.4	115.5
Indices of Prices
Exports(1)	107.4	116.2	120.9	128.1	148.8
Imports(1)	111.8	120	127.2	138	157.4
Terms of Trade(2)	96.1	96.8	95	92.8	94.5

(1)	Excluding ships and aircraft.
(2)	The price index of exports divided by the price index of imports, multiplied by 100.

Source: Central Bureau of Statistics.

Anti-Money Laundering Law

In 2000, Israel was identified by the Financial Action Task Force (“FATF”), the international task force on money laundering, which is affiliated with the OECD, as a state deemed non-cooperative in the campaign against money laundering. As a result, on August 2, 2000, the Knesset enacted the Prohibition on Money Laundering Law, which established the Israel Money Laundering Prohibition Authority (“IMPA”) to collect and process reports received and, upon suspicion of money laundering activity, disseminate the reports to the proper authorities. The law, which took effect in January 2002, makes money laundering a criminal offense punishable by imprisonment and large fines. The law also requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services and the postal bank) to identify their clients before performing a financial transaction (“know your customer”), to report certain financial transactions to the Money Laundering Prohibition Authority and to maintain records of such transactions. There are two types of required reports: reports of transactions of a certain amount and type and reports of suspicious activity. These reporting requirements took effect on February 17, 2002.

As indicated by FATF report as of September 2003, Israel made significant progress in further implementing a comprehensive and effective anti-money laundering (“AML”) and combating the financing of terrorism (“CFT”) regime, including customer identification procedures for existing customers of banks and portfolio managers. The Israeli Central Bank had completed at that time general inspections of all 27 banking groups, resulting in 11 sanction orders (10 for minor violations and one for a major violation).

In recognition of the steps taken by the State to combat money laundering activity, in June 2002 the FATF removed Israel from its list of states deemed non-cooperative in the campaign against money laundering. In July 2002, the U.S. Treasury Department lifted its 2000 order to banks and other financial institutions requiring business transactions originating in Israel or for which funding passed through Israel to be subjected to enhanced scrutiny. Israel was removed from the FATF watchlist in 2003.

Today, IMPA receives approximately 1,200,000 CTRs) Currency Transaction Reports) and 14,000 STRs (Suspicious and Unusual Activity Reports) per annum, which result in several files disseminated to the Israeli police and several referrals to foreign FIUs (Financial Intelligence Units). The Israeli police has initiated numerous money-laundering investigations which led to several money-laundering indictments.

In January 2006, the Committee of Ministers of the Council of Europe accepted Israel’s application, not being a member State of the Council of Europe, to join the terms of MONEYVAL as an “active observer”, participating in the MONEYVAL evaluation process. MONEYVAL is an FATF style regional body that includes all the European countries which are not members of FATF. The group conducts mutual evaluations of its members in full accordance with FATF AML/CFT methodology.

During November 2007, a team of MONEYVAL experts conducted an evaluation of the AML/CFT regime of Israel based on the Forty Recommendations (2003) and the Nine Special Recommendations on Terrorist Financing (2001) of FATF. Israel was additionally evaluated against the two Directives of the European Commission(2), in accordance with MONEYVAL’s terms of reference and procedural rules. The report was adopted by MONEYVAL’s 27th plenary session in July 2008 and includes the achievements and challenges of the Israeli AML/CFT regimen.

According to the report, the evaluators found an overall sustainable AML/CFT system, though some gaps were identified, several of which had already been identified by the Israeli authorities. The report noted the numerous investigations, prosecutions and convictions for both money laundering and financing of terrorism, stating that more work is needed to enhance the effectiveness of the confiscation regime in some areas. Furthermore, the report noted that IMPA performs its assignment in a well organized and professional manner resulting in a quality output. The report stated that Israeli law enforcement units are well organized and have the appropriate resources and abilities to conduct effective investigations. It has been further noted that the legal and organizational framework of the Israeli border control is comprehensive (though not all bearer negotiable instruments are covered by the reporting obligations), with the Israeli customs adequately targeting asset detection and supporting the AML/CFT law enforcement effort.

Competence for supervision of compliance with AML/CFT requirements does not lie with a single authority in Israel. The respective licensing and supervising authorities of Israeli financial institutions are responsible for AML/CFT compliance as part of prudential supervision. The report stated that All supervisory authorities have the necessary powers to require relevant information with respect to all AML/CFT compliance issues. As far as the licensing procedures in the financial market are concerned, these are broadly in line with the relevant European Union legislation and FATF Recommendations, as are the arrangements for supervision on AML for banking corporations, portfolio managers, insurers and stock exchange members. All national agencies active in the AML/CFT areas cooperate with each other, exchange information and conduct joint investigations. One example is the establishment of a joint intelligence body bringing together professionals from various fields such as IP, the Tax Authority and IMPA (the Intelligence Fusion Centre).

Foreign Exchange Controls and International Reserves

As of January 1, 2003, all activities and transactions in foreign currency between resident individuals, businesses and nonresidents are permitted.

As is common in Western economies, the expansion and enhancement of reporting procedures regarding external transactions accompanied the removal of foreign exchange controls in Israel. The freedom to engage in transactions with nonresidents is subject to the obligation of either the person carrying out the transaction or the financial intermediary through which it is carried out to report the transaction in detail to the Bank of Israel.

As part of the deregulation of financial markets, the reserve requirements on domestic foreign currency deposits were also reduced. The reserve requirements are currently 6% for current accounts (up to six days), 3% for time deposit accounts with a maturity of up to one year and 0% for time deposit accounts with a maturity exceeding one year. Since January 1998, local currency has served as the reserve requirement on domestic foreign currency deposits.

(2)	91/308/EEC and 2001/97/EC.

In recent years, net external liabilities (debt instruments) have declined dramatically, reaching a record level of negative $46.3 billion at the end of 2008.

Table No. 21

External Assets and Liabilities (Debt Instruments)
(In Millions of Dollars)

	2003	2004	2005	2006	2007	2008*
External Debt
Public sector	29,923	31,253	31,089	33,305	31,817	27,937
Private sector	17,298	23,432	23,458	28,846	31,840	31,570
Banking system	24,745	23,989	23,189	24,988	26,287	25,758
Total	71,966	78,674	77,736	87,139	89,945	85,265
External Assets
Public sector	28,499	29,256	28,979	29,883	29,313	43,220
Private sector	32,719	38,184	43,497	53,875	62,659	60,189
Banking system	17,764	21,678	26,006	35,357	36,196	28,158
Total	78,981	89,118	98,481	119,115	128,168	131,567
Net External Debt	-7,015	-10,445	-20,746	-31,976	-38,222	-46,302

Source: Bank of Israel.

*	As of 31/12/2008

Foreign currency reserves grew from $8.3 billion at the end of 1995 to $42.3 billion at the end of 2008.

Table No. 22

Foreign Currency Reserves at the Bank of Israel
(In Millions of Dollars)

For Period Ending on December 31,
2003	2004	2005	2006	2007	2008
25,788	26,631	27,858	29,055	28,460	42,337

Source: Bank of Israel.

On March 24, 2008, the Bank of Israel announced a plan to increase Israel’s foreign currency reserves by $10 billion over the next two years, by buying an average of $25 million per day. Following the announcement, the Bank of Israel updated its plan and on July 10, 2008, increased the average daily rate of foreign currency purchases to $100 million per day. On November 30, 2008, after reviewing this program and taking into consideration changing market conditions, the Bank advised to update its former assessment of the appropriate level of the reserves, to a range of $40 – $44 billion and continued to purchase foreign currency in the same manner.

Foreign Exchange Rates

Until July 1985, the Israeli shekel was periodically depreciated at a rate consistent with inflation. On September 2, 1985, the Knesset approved the NIS, valued at 1,000 times the then-existing shekel. Since August 1, 1986, only the NIS has circulated. Until May 1, 2007, the NIS has been referenced to a basket of major currencies, which includes the U.S. dollar, British pound sterling, Japanese yen and euro. This basket approximated the composition of Israel’s external trade, including both imports and exports. The composition of the currency basket and the number of units of each currency comprising the basket were last updated on May 1, 2006. As of this date, the currencies’ weights were 65.7% U.S. dollar, 22.9% euro, 5.7% pound sterling and 5.7% Japanese yen.

In December 1991, the Bank of Israel introduced the “diagonal band” or “crawling peg system” to reduce business sector uncertainty and speculative cycles that had caused sharp capital movements under prior exchange rate systems. Under this system, the slope of the band was adjusted on a daily basis on a gradual, constant and predetermined path. Initially, the slope of the band was derived from the difference between the Government’s inflation target for the following year and predictions of inflation abroad. The width of the band, its midpoint rate and its slope were determined jointly by the Bank of Israel and the Ministry of Finance.

When the diagonal band was first introduced, its slope was 9%, with a limit of 5% above or below the midpoint rate. Since then, the slope has been gradually reduced, and, on December 24, 2001, the lower limit of the band was set at zero at a constant rate of NIS4.1021 to the currency basket. As such, the exchange rate band could no longer be considered diagonal. At the end of 2004, the width of the band was 60.2%, based on the average of the two limits. On June 9, 2005, the exchange rate band was abolished. Consequently, the Bank of Israel discontinued the use of the currency basket as a tool for monitoring or analysis and as of May 1, 2007, the Bank of Israel ceased calculating and publishing the currency basket exchange rate.

The Bank of Israel has sole responsibility for the daily management of exchange rates. Prior to February 1996, it was the practice of the Bank of Israel to use market intervention to maintain the exchange rate near the midpoint of the band. Since February 1996, the policy has been to intervene only to prevent the rate from moving outside the band. Since June 1997, the Bank of Israel has not intervened in the foreign currency market, with the exception of six days near the end of 1997. On March 13 – 14, 2008, for the first time in 10 years, the Bank of Israel intervened in the foreign exchange market, in light of the unusual appreciation of the Shekel during these two days.

Foreign Investments

The global financial crisis influenced Israel’s financial account. The flow of foreign investments into Israel declined, in contrast with the long-term trends that followed liberalization and globalization. Particularly prominent were the sales of foreign securities (portfolio) by residents and of Israeli securities held by nonresidents in the first and third quarters of 2008, when the global financial crisis intensified. However, the flow of foreign direct investment (FDI) did not abate in 2008.

Despite the global financial crisis, there was a relatively moderate decline in foreign portfolio investment, from $3.5 billion in 2007 to $1.4 billion in 2008, and it remained positive. This reflected investors’ assessments regarding the effect of the global economic crisis on Israel. The assessment was that in Israel, unlike other advanced economies, the expansion of GDP expressed a process of sustainable growth: the bank credit market was conservative, activity in the real estate market was moderate, private saving was reasonable, and there was a surplus in the current account. The optimistic appraisals regarding Israel’s economic vulnerability were reflected in share price indices: while these declined considerably during the year, the decline was less than that in other advanced economies. The optimistic assessments led to the strengthening of the Shekel. However, in the third quarter of 2008, when the global financial crisis intensified, concern that Israel’s economy would be adversely affected by the global crisis grew, and this served temporarily to depress the share price index (relative to those of the advanced economies) and led to a temporary outflow of foreign portfolio investment in the last quarter of 2008. The temporary pessimism regarding the capital outflow and share price index vanished at the end of 2008.

In 2008, for the first time, Israel’s total foreign assets were greater than total foreign liabilities, resulting in Israel’s net foreign assets amounting to $7 billion (5 percent of GDP). Israel also had a negative net foreign debt (the difference between Israel’s assets and liabilities abroad in debt instruments only — bonds and loans). Israel’s net foreign liabilities contracted in recent years as a result of the current account surplus, the rapid expansion of GDP, and the revaluation of the assets and liabilities.

The Bank of Israel’s decision to increase its foreign reserves, against the backdrop of local currency appreciation and apprehensions regarding the negative effects of the global crisis on Israel’s economy, served to bolster financial stability. An international comparison of Central Banks’ foreign reserves shows that Israel’s reserves at the end of 2007 were not particularly high relative to those of countries similar to Israel with respect to their risk level. The increase in the Bank of Israel’s foreign reserves in 2008 led to the marked expansion of Israel’s short-term debt assets surplus, thereby improving the economy’s ability to cope with the liquidity difficulties which could arise during the global crisis.

The by-industry distribution of foreign direct investments in 2008 (and in previous years) is directed towards the high-tech industry, and in this it bears a resemblance to the composition of Israel’s exports. In 2008, about half the direct investments were in the high-tech industry, 20 percent were in the traditional industries, 20 percent in chemicals and metals, and 10 percent in the traditional services (not including one exceptionally large transaction in the high-tech industry in December 2008). By far the largest part of FDI in 2008, as in the previous two years, was in companies that are not traded on the stock exchange.

A significant share of the FDI in Israel is made in start-up companies, real estate and reinvestment of accumulated profits in Israeli companies. Foreign investments in start-ups expanded markedly in 2008, reaching $1.6 billion, with a notable increase in the second half of the year.

Table No. 23

Average Exchange Rates
(NIS Per Currency Unit)

	2003	2004	2005	2006	2007	2008
U.S. dollar	NIS4.548	NIS4.482	NIS4.488	NIS4.456	NIS4.108	NIS3.588
British pound sterling	7.428	8.205	8.162	8.200	8.219	6.618
Currency basket	4.948	5.057	5.056	5.018	4.775*	—
Euro	5.136	5.569	5.583	5.592	5.624	5.259
Japanese yen (per 100 yen)	3.926	4.145	4.079	3.833	3.489	3.489

Source: Bank of Israel.

*	Average during the period: January – April 2007

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supervises Israel’s banking system and issues bank notes and coins. The Governor of the Bank of Israel acts as an economic advisor to the Government. In addition, the Bank of Israel works jointly with the Government in formulating and implementing foreign exchange policy (see “Balance of Payments and Foreign Trade — Foreign Exchange Rates” above). In May 2005, Professor Stanley Fischer assumed office as Governor of the Bank of Israel.

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance Government deficits or to lend the Government money to finance its expenditures in any fiscal year, except to provide temporary advances to the Government to bridge seasonal cash flow requirements when expenditures exceed revenues during the fiscal year (provided that the outstanding amount of such temporary advances at any time does not exceed 1.6% of the Government’s current expenditures budget for the year in which the advances are made). Twice a year, such advances are permitted to equal up to 3.2% of the current budget for a period of up to thirty days.

The Government is required to deposit all Government revenues, including proceeds of foreign debt (except for certain earmarked funds deposited with commercial banks), in the Bank of Israel, which is responsible for managing the Government’s foreign exchange reserves. The Bank of Israel is prohibited by law from investing in equity securities or private bonds and is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves is held in securities issued by foreign sovereign issuers.

At the end of 1997, the Prime Minister appointed a committee of outside experts to suggest changes to the Bank of Israel Law, in light of the considerable institutional and economic changes that had taken place in Israel since the Bank was established in 1954 and in light of similar actions taken in many other countries in recent years. The committee submitted its report to the Government in December 1998. In March 2002, the Government submitted to the Knesset a proposal to amend the Bank of Israel Law. The Government’s report proposed modifying the Bank of Israel’s role, making it similar to the role of central banks in other developed economies and establishing the maintenance of price stability as the Bank of Israel’s main objective. Furthermore, in order to improve the policy-making process of the Bank of Israel, the Government proposed establishing a monetary committee within the Bank of Israel, composed of well-recognized and experienced professionals in the fields of finance, monetary policy and macroeconomic policy. In order to minimize any possibility of political interference, the members of the monetary committee would be nominated by an independent panel and chaired by a retired Supreme Court justice. In addition, in order to expand the transparency of its operations, the Bank of Israel would be required to report to the Government and the public on its monetary policy on a regular basis. The proposal is currently under discussion.

Monetary Policy

Since 1985, when the Economic Stabilization Plan was adopted, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, and fiscal restraint and trade liberalization by the Government. The primary objective of the Bank of Israel is to insure price stability over time. Another central goal is to promote the orderly functioning of the financial system and its stability. To the extent not interfering with these two objectives, the Bank of Israel strives to support other economic policy objectives of the Government, such as promoting high production rate and high labor participation rate.

The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks and a discount window facility. Auctions for interest-bearing deposits are currently the main tool for implementing monetary policy and are similar to reverse repurchase agreements. The interest rate received by the banks is determined in the auction. Maturities are one week and overnight. In the past, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. The auction of overnight funds and deposits of various maturities and the rate of interest determined therein is the key determinant of short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows from

Government activities and the balance of payments. Through the discount window, Israeli banks can obtain overnight loans to fill temporary funding needs.

In previous years, in order to offset capital inflows, the Bank of Israel operated NIS/USD swaps, absorbing NIS in return for USD for a given period of time. The Bank of Israel ended this practice during the third quarter of 2005.

The Bank of Israel may absorb liquidity by selling non-indexed zero-coupon bills of up to one year maturity (known as “Makam”). Unlike Bank of Israel’s other monetary instruments, these securities are traded in the secondary market and are accessible to all of the investing public. Since the mid-1990s the Bank of Israel has gradually expanded the use of Makam issues as a monetary instrument to absorb excess liquidity in the banking system. The Makam market has advanced in recent years in a manner that enabled the Bank of Israel, since March 2007, also to actively increase liquidity banking system by reducing the issuance of Makam.

At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At the time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Inflation targeting was implemented with some doubt in its first three years (1992 – 1994), but, when actual inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures in order to prevent inflation from reverting to its pre-1992 levels.

The Bank’s tight monetary policy since the fourth quarter of 1994 has been a key factor in attaining the current low inflation rates. This monetary policy has been part of a three-pronged approach to macroeconomic policy that is designed to facilitate stable economic growth over the long run by promoting monetary and financial stability and by providing a favorable business environment. The other two key features are fiscal restraint and structural reform, with the latter also geared to spurring economic growth from the supply side.

From the summer of 1997 through the end of 2001, the annual rate of inflation was below 3%, with the exception of the last quarter of 1998 when an international financial crisis led to a significant depreciation of the NIS and a significant one-time increase in price levels spaced over three months. A significant depreciation and an increase in price levels also took place in early 2002.

In August 2000, the Government set inflation targets for future years. For 2001, the target was 2.5% – 3.5%, for 2002, 2% – 3%, and since 2003, it is set at 1% – 3%, a level of measured inflation that is defined as “price stability.” These targets are consistent with the explicit or implicit inflation targets of nearly all other developed countries.

The end-of-year inflation since 2003 (when the inflation target was set at the 1 – 3% band) until 2005 was within the target bound. The 2006 rate was below the annual target, and the 2007 – 2008 rates exceeded the target.

The focus of macroeconomic policy on financial stability during past years paid off handsomely during the 1999 – 2001 global crisis and, even more so, during the present global crisis as most financial indicators suggest a degree of stability despite the very significant shocks that hit the economy during that period.

Monetary policy since 1997 has emphasized the inflation-targeting regime, with exchange rate policy effectively having evolved to a free float policy. Until June 1997, the parameters of the upwardly sloping exchange rate band were such that the Bank of Israel was required to frequently intervene in the foreign exchange market to prevent appreciation. Continued intervention was viewed as untenable, and the band was widened considerably with provisions enacted for further gradual widening. These measures have thus far effectively removed the exchange rate constraints on monetary policy, and the Bank of Israel has been able to adjust its key interest rate to meet the inflation target without having to intervene in the foreign exchange market. The perception of risk in the foreign exchange market is now centered on small, day-to-day fluctuations rather than the larger, less frequent ones typical of a more tightly managed exchange rate regime. The current perception is more amenable to creating a more stable financial system. It appears that the policy measures in 1997 sent a signal to the public about the policymakers’ resolve to reduce inflation to levels similar to those in other developed countries.

In June 2005 the NIS/currency-basket exchange-rate band was officially abolished by a joint resolution of the Prime Minister’s Office, the Ministry of Finance and the Bank of Israel. In effect, since mid-1997, with the exception of a few days at the beginning of 1998, the Bank of Israel has not exercised its authority to intervene directly in foreign-currency trading in order to defend the crawling band. Thus, in effect, the exchange rate has evolved freely since 1998. This was somewhat changed in 2008, where the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign-currency market. These purchases were preceded by an ad hoc intervention, during two days in March 2008, in light of the unusual appreciation of the Shekel during these two days.

In the first half of 2002, in light of an ongoing rapid exchange rate depreciation and a subsequent rise in inflation expectations, the Bank of Israel raised the monetary interest rate by 5.3 percentage points, from 3.8% at the end of December 2001 to 9.1% in July 2002. Most of that increase in the interest rate (cumulatively 4.5 percentage points) came in June and July. Following the Government’s decision to adjust the State budget, the upsurge in the exchange rate and prices ceased. During the second half of the year, prices rose by only 0.4% in annual terms. From August 2002 until the end of the year, the Bank of Israel left the interest rate at 9.1% in order to restore price stability. The Bank of Israel lowered the interest rate by 0.2 percentage points in the beginning of 2003, when relevant inflation indicators suggested some improvement. The interest rate was unchanged in February and March 2003, due to deterioration in the inflation indicators in January 2003 and the first half of February 2003. Background indicators began improving in mid-February 2003 contemporaneously with the formation of a new Government, the approval of an economic plan by the Government and the Knesset, the approval of the loan guarantee program by the United States and the temporary cessation of major combat activities in Iraq. These events reduced uncertainty regarding expected yields on local currency-assets, supported continuous capital inflow, lowered the exchange rate and interest rates determined by the markets, and reduced expected inflation.

Against this background, the Bank of Israel accelerated the reduction of interest rates. In April, May and June of 2003, the Bank of Israel cut interest rates by 0.2, 0.3 and 0.4 percentage points, respectively. The interest rate was reduced by 0.5 percentage points in each of July, August and September of 2003. In October, November and December of 2003 the interest rate cuts were 0.4, 0.5 and 0.4 percentage points, respectively. Over the course of 2003, the Bank of Israel reduced interest rates by 3.9 percentage points, from 9.1% in December 2002 to 5.2% in December 2003. In real terms (deducting one-year inflation expectations derived from the capital market), interest rates declined from 7.2% at the end of 2002 to approximately 4.6% at the end of 2003, thereby exceeding the rate of decline of expected inflation.

During the first four months of 2004, the Bank of Israel decided to maintain the interest rate reduction that began in 2003. This decision was motivated by the low level of inflation expectations for 2005 (as reflected by capital market data) in the first quarter of the year, a level that was below the center of the targeted range of inflation. From January through April 2004, the Bank of Israel cut the interest rate by a cumulative 1.1 percentage points. From May to November 2004, the interest rate was unchanged. From December 2004 to February 2005, the interest rate was cut gradually to 3.5%. The interest rate was left unchanged from February through September 2005 due to the absence of clear evidence of a build-up of inflationary pressure. Towards the fourth quarter of 2005, in light of increased indications of the likelihood of the inflation rising above the upper limit of the target range in the course of 2006, the interest rate was gradually increased, reaching 5.25% in June 2006. In August 2006, concerns over a possible rise in Israel’s sovereign risk premium as a result of the Second Lebanon War, led the Bank of Israel to raise the interest rate by another 25 basis points to 5.5%.

In the last quarter of 2006 economic activity recovered from the effects of the war, and returned to the level that had prevailed prior to the onset of hostilities. In addition, the strengthening of the NIS that had started in April 2006 continued and even intensified, concurrently with the falling of world fuel prices. These factors exerted a downward pull on prices, as a result of which the Bank of Israel initiated a series of cuts in interest rate. The rate was reduced by 25 basis points in November and by another 25 basis points in December, bringing the rate at the end of the year to 5%. In the first half of 2007, the NIS continued to appreciate against the USD, which acted to moderate prices. This occurred despite a rapid and sustained growth rate in the last four years. As a result, during this period, inflation reached the lower part of its 1% – 3% target range, and even dipped below it. In 2007, the Bank of Israel cut the interest rate by 50 basis points in January, and by 25 basis points in each of February, April, May and June, bringing the interest rate at the end of the first half of the year to 3.5%.

The second half of 2007 began with a sharp depreciation of the NIS, and despite a subsequent appreciation, other strong forces, such as the steep increase in energy and food prices throughout the world and the economy’s high growth rate, exerted upward pressure on prices. In this period the Bank of Israel raised the interest rate twice — by 25 basis points in each of August and September, reaching a rate of 4%, where it remained till the end of the year.

Monetary policy during 2008 was conducted against the global crisis that began in the summer of 2007 and worsened during 2008. Until September 2008, inflation was above the upper limit of the targeted level concurrent with expectations of a recession in financial and real activity. This background led to frequent changes in the direction of the interest rate, due to frequent changes in the assessment of the scale and timing of economic risks. The interest rate for January was increased by 0.25 percentage points to 4.25 percent; in each of the months March and April it was cut by 0.50 percentage points, and starting from June it was increased by four consecutive steps of 0.25 percentage points each, back to a rate of 4.25 percent. In addition to these steps, the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign-currency market.

From September 2008 onwards, in view of the escalating global crisis and growing signs of a major downturn in real activity, all the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to a historically low level of 2.5 percent at the end of the year.

The rate cuts continued at the beginning of 2009 as well, down to a new historically low rate of 0.5 percent in April. As the rate approached its zero bound there was a need to employ additional policy tools. Thus, the Bank of Israel extended its foreign-currency purchases program; and in addition announced in February 2009, that it would start operating in the secondary market of local treasury bonds, so as to directly influence long term interest rates.

Table No. 24

Selected Interest Rates(1)

	(Short-Term Local) Currency to the Public		Average Cost of Monetary Loans(2)	Self-Renewing Overnight Deposits (CDs)(3)	Yield to Maturity of 12-Month Treasury Bills
	Line of Credit	Term Credit
2004	8.6%	6.5%	4.4%	3.1%	4.8%
2005	8.1%	6.0%	3.7%	2.8%	4.3%
2006	10.3%	7.4%	5.3%	4.1%	5.5%
2007	9.9%	6.3%	4.1%	3.0%	4.3%
2008	9.8%	6.1%	3.8%	2.7%	3.9%

(1)	Percentage per annum.
(2)	The weighted average of the marginal cost of monetary loans of various maturities.
(3)	Excluding large negotiable SROs (self-renewing overnight, local currency, interest-bearing deposits).

Source: Bank of Israel.

Table No. 25

Monetary Indicators

	(Percentage Change Over Previous Like Period)
	2003	2004	2005	2006	2007	2008
Monetary aggregates(1)
M1 (in millions of NIS, annual average)(2)	NIS31,629	NIS37,322	NIS43,836	NIS49,835	NIS57,478	NIS65,587
M2 (in millions of NIS, annual average)(3)	284,900	303,713	331,015	353,093	392,847	419,861
M1	0.5%	18.0%	17.5%	13.7%	15.3%	14.1%
M2	7.8%	6.6%	9.0%	6.7%	11.3%	6.9%
Public sector injection/ GDP(4)(5)	0.7%	0.3%	-0.2%	-0.6%	-1.6%	-2.4%
Bank of Israel injection/GDP(5)(6)	0.3%	0.2%	1.7%	0.6%	2.4%	-2.4%
Nominal interest rate
SRO (CD)(7)	6.2%	3.1%	2.8%	4.1%	3.0%	2.7%
Unrestricted credit in local currency(1)	10.6%	7.5%	6.8%	8.1%	6.9%	6.6%
USD Interest rate (average)	1.1%	1.5%	3.4%	5.1%	4.2%	2.8%
NIS/USD (during period)	-6.4%	-1.2%	6.2%	-8.9%	5.8%	-0.9%
Real yield to maturity on five-year bonds	4.9%	3.8%	3.0%	3.7%	3.2%	2.9%
Nominal yield on equities (during period)(8)	55.7%	17.4%	33.2%	5.4%	23.3%	-46.4%
Nominal GDP (average)(5)	1.7%	5.1%	6.3%	7.5%	5.0%	6.1%

(1)	Includes mortgage banks.
(2)	Currency in circulation plus demand deposits.
(3)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.
(4)	Contributions to monetary expansion. The change observed with respect to past reports is due to the fact that since 1995, the redemption of Government bonds held by the Bank of Israel is no longer considered part of the public sector injection.
(5)	The national accounting data include backward revisions since 1995.
(6)	From 1995 includes SWAP transactions, with respect to the redemption of Government bonds held by the Bank of Israel. See footnote (4).
(7)	Self-renewing, overnight deposit.
(8)	Includes convertible securities and warrants. The data have been adjusted for dividend distribution and stock split.

Source: Bank of Israel.

Banking Institutions

Israel has a highly developed banking system. At the end of 2008, there were twenty-five banking corporations registered in Israel, including fifteen commercial banks, three mortgage banks, one financial institution, two joint-service companies and four foreign banks.

The five largest banking groups — Bank Hapoalim, Bank Leumi Le-Israel, Israel Discount Bank, Mizrahi Tefahot Bank and The First International Bank of Israel — constitute approximately 95% of the banking market in Israel. The total assets of the five major banking groups increased by 5.3% from the end of 2007 and amounted to NIS1,012.8 billion at the end of 2008. Assets of the banks denominated in local currency increased by 13.5%

in 2008, while their foreign currency assets comprising about one third of the banks assets decreased by 8.1%. The number of domestic bank branches increased to 1,071 in 2008 from 1,010 as of 31.12.2007.

The current financial turmoil has affected the economy and dampened the financial results of the five largest banking groups. The secondary markets in Israel do not trade credit derivative products or structured products and subprime mortgage related products are not negotiable. Subprime mortgage markets are not distinguishable, and lower creditworthy homeowners can receive grants and mortgage funding directly from the government via the mortgages banks.

In addition, the Israeli banking system was not a significant counterparty in the investment in structural products market in the US, and were not plagued by a confidence crisis from domestic or foreign investors. Israeli banks have relatively small exposures to the financial institutions overseas that were affected by the global crisis and depend primarily on retail funding rather than wholesale funding from financial institutions. The Israeli banks have a considerable net liquidity position in foreign currency, hence, the Ministry of Finance accepted their surpluses in the form of deposits in foreign currency.

The financial results of the five largest banking groups (coined “Israeli banks”), including relevant developments and trends, are as follows:

1)	Israeli banks increased their loan-loss provision expense considerably during 2008. This expense rose 186%, from NIS1.78 billion in 2007 to 5.08 billion in 2008. The ratio between this expense and total loans amounted to 0.72% in 2008, compared with a mere 0.28% in 2007. The increase is mainly attributed to the construction and real estate lending industry, manufacturing industries and to the financial sector (see discussion about investments in the capital markets herein below). Notwithstanding the above, mortgage lending was resilient and loans to all household lending (all consumer loans to individuals) increased only by 3.2%. The total amount of non-accrual loans amounted to NIS10.3 billion after an increase of 10.8% in 2008. The ratio between non-accrual loans and total loans remained steady during 2008 (approximately 1.46%).
2)	Israeli banks incurred losses due to the depressed asset prices prevailing in the capital markets, which caused a decline in the income generated from the bond portfolio. This constituted a major factor in the 21.7% decrease in the net interest income before loan-loss provision expense, that amounted to NIS17.9 Billion in 2008 (down from NIS22.9 billion in 2007). A significant component of this expense was the investment of a larger bank in the structured product market, particularly in mortgage-backed related securities which were not guaranteed by the US government or federal agencies. The result was a NIS3.9 billion loss during 2008 (NIS1.2 billion loss recorded in 2007), which was reflected in the lower net interest income item.
3)	The capital of the Israeli banks decreased by 1% for the first time since the recession years. The decrease was caused due to the substantial negative charge to the capital account of approximately NIS5 billion, attributed to provisions of a temporary nature due to adjustments made in the fair value of securities (primarily mortgage backed related securities that are guaranteed by US government and federal agencies). Dividend distribution was very sparse and only two large banks disbursed for the first half of 2008.

Conversely, the total risk-based capital ratio reached 11.2% at year-end 2008 (Tier I ratio 7.5%), up from 11.0% (Tier I ratio 7.6%) at year-end 2007. The composition of Tier I capital exhibits a higher quality grade as the Tangible Common Equity Ratio is estimated to reach over 6% in the last two years, due to the small amounts of preferred shares and innovative instruments that were issued by the Israeli banks.

4)	The Israeli banks showed an increase in domestic activity in 2008 (13.5% rise in local currency), as credit to the public increased by 10.4%, a trend that demonstrated that credit markets in Israel are not suffering from the repercussions of the credit crunch that emerged in some of the developed economies. This increase is partially due to the shifting of clients from the non-bank credit markets that waned, while the cost remained substantially high due to the credit risk that is inherent in the non-bank credit markets.

5)	As a result, primarily due to the increase in loan-loss provision expense and the decrease in net interest income, net income of the Israeli banks amounted to a diminutive NIS205 million in 2008, compared with NIS8.9 billion in 2007. In 2008, net profit from non-recurring items was NIS815 million, half of 2007’s non-recurring items, thus net operating profit was a negative NIS610 million in 2008.

In light of the global financial crisis, the Supervisor of Banks undertook the following measures in order to maintain confidence in the banking markets and to enhance responsiveness to counter the adverse impact of this crisis.

a)	The Israeli banking groups are expected to reach a total risk-based capital ratio of 12 percent by year-end 2009. This is targeted with the implementation of the Basel II regime in Israel (as described herein below). The Supervisor of Banks urges the continuous upgrading of the Israeli bank’s risk management systems within the Basel II framework.
b)	The Banking Supervisor established ad-hoc task force teams to scrutinize the bank’s risk exposures and to monitor their operations and liquidity positions. In addition, banks were required to meet several guidelines and to enhance transparency of financial reporting. The Banking Supervisor is taking a proactive approach in dealing with this crisis and conducts reviews via the supervisory functions in the Banking Supervision Department.

The Supervisor of Banks at the Bank of Israel announced that Israel will adopt the Basel II regime by the end of 2009. It is anticipated that at the preliminary phase of the Basel II regime, banks will be allowed to implement either the Standardized Approach to credit risk and to operational risk. Draft guidelines addressing the Standardized Approach to credit risk, operational risk, accounting and disclosure issues in compliance with the Basel II standards have been circulated to the banks. Banking Supervision promulgated temporary directives regarding the Basel II framework incorporating our national discretions (including the advanced methods for credit risk but not the advanced method for operational risk). The banks participated in a quantitative impact study (QIS) pertaining to the Standardized Approach to credit risk and responded to a preparatory questionnaire regarding their progress towards implementation of the Standardized Approach.

In 2005, the recommendations of the inter-ministerial committee chaired by Dr. Yossi Bachar, the former Director General of the Ministry of Finance, were enacted by the Knesset in the form of additional amendments to the banking laws. These amendments addressed capital market structural reforms, such as the divestiture of the banks holdings and management of provident and mutual funds. Banks were sanctioned to expand their scope of non-banking activities — to engage in the rendering of financial investment advisory services pertaining to pension investment products and to purchase insurance agencies that engage solely in providing life insurance and residential property policies. The Amendment also included provisions that authorize the Supervisor of Banks in the Bank of Israel to promulgate directives designed to ensure the banks safety, soundness and fair practices with regard to consumer protection. The Supervisor of Banks in the Bank of Israel and the Supervisor of Insurance and Capital Markets in the Ministry of Finance were both empowered to levy fines on banks, insurance companies and capital market companies (i.e., provident funds) in cases of noncompliance with the supervisors’ directives.

The Anti-Money Laundering Law was enacted in August 2000 and the sections pertaining to the obligations imposed on financial entities took effect on February 17, 2002 (see “Balance of Payments and Foreign Trade — Anti-Money Laundering Law” above). In January 2001, the Governor of the Bank of Israel issued a Prohibition on Money Laundering Order. This Order included requirements regarding identification, reporting and recordkeeping by banking corporations. The regulation regarding business customer identification and recordkeeping (a regulation that has been in effect since 1995) has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation now incorporates directives on customer acceptance policy, management and monitoring of high-risk accounts. The regulation also contains special directives on private banking and correspondent banking accounts.

The Banking Supervision Department of the Bank of Israel conducts on-site examinations on an ongoing basis to determine compliance of banks with anti-money laundering laws and directives. A Sanctions Committee, authorized to impose financial penalties for infractions, commenced operations in April 2003. In the beginning of 2005, the Prohibition on Terrorist Financing Law went into effect and Israel’s banking directive was modified to include combating terrorism financing. This modification stemmed from the international collaborative efforts in the areas of anti-money laundering and combating terrorism financing, which are reflected in the standards set by the Basel Committee (Consolidated KYC Risk Management, October 2004) and Israel’s legislation.

Additional steps in the fight against terror financing were taken in November 2006, when the Knesset approved an amendment to the Prohibition on Money Laundering Order and approved regulations on the Prohibition of Terror Financing. The Prohibition on Money Laundering Order was expanded and now requires financial institutions to check the identification of parties to a transaction against list of declared terrorists and terrorist organizations, as well as obligations to report the type and size of transactions above NIS5,000 whenever it involves a high-risk country or territory. The Amended Order also requires credit card companies to identify the parties to transactions, report to the Israel Money Laundering Prohibition Authority and maintain records of transactions.

The Bank of Israel is also taking steps to regulate the business ties between the Israeli banking system and banks operating in areas under the Palestinian Authority, including scrutiny of money transfers and prevention of transfers intended to finance terrorism, as included in a circular sent to the Israeli banks by the Supervisor of Banks in the Bank of Israel in August 2007. In October 2007, the EU Commission (MONEYVAL) examined whether Israel complies with the 49 recommendations of the FATF. In August 2008, it published a report which found that Israel is in compliance with the majority of these recommendations. Israel is amending legislation and regulations, and strengthening enforcement in order to implement all recommendations of the report by the time it will be discussed by the EU Commission in July 2009.

The privatization of the Israeli banking system has received special emphasis in recent years (see “The Economy — Role of the State in the Economy” above). The Government sold almost all of its shares in Bank Hapoalim Ltd., the largest bank in the Israeli banking system, during the 1990s. In 2005, the State completed the sale of all its remaining shares in the bank. Therefore, the State no longer has any holdings in Bank Hapoalim Ltd.

Israel Discount Bank Ltd. began its privatization process during 2004, and in February 2005, the Government sold its controlling share (26% of the issued share capital of the bank, coupled with an option to purchase a stock package totaling 25% of the issued share capital of the bank). According to the sale agreement, the option was exercisable within a three-year period. In May 2006, the Government sold an additional block of shares totaling 3.06% of Israel Discount Bank Ltd.’s capital with the option, which has since been exercised, to buy an additional 3.03% of the shares. As of June 2006, the State owns 25.0% of Israel Discount Bank Ltd. as the option to purchase the additional 25% of the shares expired.

As of January 2005, a block of options was exercised, reducing the Government’s holdings in Bank Leumi Ltd. to 34.8%. In March 2005, the Government sold shares totaling 6.5% of Bank Leumi Ltd.’s capital. In July 2005, the State sold 3.5% of the shares of the bank. In November 2005, the State sold a share package of 9.99% with an option to purchase an additional 10.01% of the shares in Bank Leumi Le-Israel Ltd. This option was not exercised due to the buyer’s failure to obtain Bank of Israel’s permit to control the bank. The share package was split between the investment funds so that each holds not more than 5%, in accordance with the Banking (Licensing) Law. As of December 2008, the State owns 11.46% of Bank Leumi Ltd.

Table No. 26

Assets, Liabilities and Equity Capital of the Five Major Banking Groups
(In Millions of NIS)(1)

	For Year Ending December 31,
	2004	2005	2006	2007	2008
Assets
In local currency(2)	478,557	511,926	534,529	569,811	677,247
In foreign currency	350,726	363,791	377,448	364,974	335,574
Total assets	829,283	875,717	911,977	961,785	1,012,821
Liabilities and Equity Capital
In local currency(3)	505,361	531,795	562,971	602,946	667,900
In foreign currency	323,922	343,922	349,006	358,839	344,921
Total liabilities and equity capital	829,283	875,717	911,977	961,785	1,012,821
Equity capital	44,364	47,812	53,490	58,574	57,707

(1)	The division into local and foreign currency for 2004, 2005 and 2006 was adjusted according to the published financial statement for those years.
(2)	Including non-financial items.
(3)	Including non-financial items, minority interests and equity.

Sources: Financial statements to the public.

Capital Markets

Israel’s capital markets and the laws regulating them are highly developed. The principal regulatory body responsible for administering the Israeli securities laws is the Israel Securities Authority (“ISA”). The ISA’s main function is to protect the interests of investors by overseeing the activities of the TASE, supervising public securities offerings, and mandating disclosure of material information by listed companies by means of publications such as prospectuses, financial reports and other periodic reports. Companies whose securities have been offered to the public in Israel by prospectus or whose securities are traded on the TASE are required to file quarterly and annual reports and certain current event reports with the ISA, the TASE and the Registrar of Companies. The ISA monitors ongoing reports, such as periodic reports that include financial statements, a directors’ report on the status of the corporation’s affairs, and an additional information report, quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material influence on the corporation or on the price of its securities. These reporting requirements are enforceable by the Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities. The ISA also regulates the mutual fund industry’s activities, supervises, licenses and disciplines portfolio managers and investment advisors and conducts investigations into violations of securities laws.

The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers, and 45-minute halting of trade in a company’s securities on the day that the company publishes price-sensitive information, so that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertibles, treasury bills, government, corporate and structured bonds, ETN’s, covered warrants and derivatives are traded via TACT, the TASE’s fully automated trading system. The TASE has 29 members (five of them foreign members, including one remote member) and, as of December 31, 2008, 642 companies had equity securities listed on the TASE. The year 2008 was one of the most difficult years in the history of international capital markets, including that of Israel. After five years of uninterrupted price increases, which peaked at 340% in October 2007, TASE’s TA-100 and TA-25 indices retreated more than 45%. The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) decreased in USD terms by 46% in 2008, compared with an increase of 35% in 2007 and an increase of 15% in the General Index in 2006. During 2008, the Tel Aviv 100 Index and the Tel Aviv 25 Index increased in USD terms by 50.6% and 45.6% respectively, compared with an increase of 37.6% and 45.6%, respectively, in 2007. As of December 31, 2008, the total market value of all listed equity securities was $133.6 billion, compared with $235.2 billion in 2007 and $161.4 billion in 2006. The average daily trading for equity securities increased to $547 million during 2008, compared with $505 million in 2007 and $326 million in 2006.

The Dual Listing Law that took effect in October 2000 enables companies listed in United States or London to dual-list on the TASE with no additional regulatory requirements. As of December 31, 2008, there were 61 companies cross-listed on TASE and foreign exchanges.

During the first half of 2008, foreign investors injected $1.2 billion into Tel Aviv’s equity market, following investments of $5 billion during the years 2004 – 2007. During the third quarter of 2008, this trend was reversed following the intensification of the financial crisis and foreign investors liquidated holdings equaling $2.7 billion, of which $1.1 billion was sold in October 2008.

Active involvement of foreign investors in the TASE began in 1994. In 2007, international holdings increased to 16% of the total market capitalization of the shares and convertible securities tradable on the TASE, compared to 15% in 2006 and 14% in 2005.

The financial crisis took a heavy toll on the corporate bond market, as reflected in the sharp decline in bond prices. In contrast, prices of government bonds increased by 11%.

The Government bond market in Israel is highly developed, and Government bonds account for the vast majority of publicly issued debt securities. In 2008, the Government raised $14.7 billion in the TASE, mostly through non-indexed bonds. The bond market in Israel has been a growing source of capital for Israeli corporations. In 2008, the amount of capital raised by the corporate sector through bond issues (including issues to institutions and issues of structured bonds) totaled $6.6 billion compared with $21.2 billion in 2007.

In 2006, a broad reform in the Government bonds market was implemented, with the appointment of 19 primary dealers in the Government bonds market (the “Primary Dealership Reform”). This reform has helped to increase the liquidity and transparency of the capital market, encouraged the entry of international investors into the market, upgraded the trading and clearing systems and promoted the development of diverse derivative fixed income instruments.

In recent years, the role of institutional investors in the Israeli capital markets has increased significantly. The principal types of institutional investors are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2007, assets held by pension funds totaled $58.2 billion, assets held by provident funds and severance pay funds totaled $48.8 billion, assets held by advanced study funds totaled $23.3 billion, assets held by life insurance savings plans totaled $38.1 billion and assets held by mutual funds totaled $31.1 billion.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The Government’s annual budget covers the expenditures and revenues of the central Government only and does not include the accounts of the National Insurance Institute (“NII”), the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.

The Budget Process, Limits on Expenditure and Deficit Reduction

The Government’s fiscal year ends on December 31. The Government’s annual budget process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates budget discussions with the various Government ministries. During August and September, the details of the budget are finalized within the Government. A budget bill, together with supporting data, must be submitted to the Knesset for its approval no later than sixty days before the end of the fiscal year. At the time the Government submits the annual budget to the Knesset, the Government is required by law to submit a three-year projected budget, which is non-binding and does not require Knesset approval. Following discussions on the proposed annual budget at the Finance Committee of the Knesset with the participation of the relevant Government Ministers and other officials, the Knesset votes on the approval of the annual budget law.

Due to the formation of the new government in March 2009, the budget has not yet been passed. In April, however, the idea of a one-time option of a 2 year budget and economic program was proposed to the Knesset, incorporating the years 2009 and 2010. The actual submission of the budget and economic program will take place in June with an expected approval in July of 2009.

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. This law required that the domestic budget deficit ceiling (excluding credit granted by the Government), as a percentage of GDP, decrease each year during the period between 1993 and 1997, as compared to the domestic budget deficit ceiling (excluding credit granted by the Government) for the preceding year. The amount of the year-to-year decrease was not specified, however, in 1996, the Government submitted a new Deficit Reduction Law, which was subsequently approved by the Knesset in January 1997. This new law contained specific ceilings for the total deficit for each year until 2001, rather than ceilings for the domestic deficit only, as under the previous law. In recent years, the Government submitted amendments to the Deficit Reduction Law, which were approved by the Knesset, with new specific deficit ceilings. Accordingly, the total budget deficit, as a percentage of GDP, was targeted not to exceed 4% in 2004, 3% in each of the years between 2005 through 2008 and 1% from 2009 onwards.

As a result of the global economic downturn and shrinking tax revenues, the government will submit a plan to mitigate the effects of the deficit over the next 5 years to the Knesset. This plan aims to cap the deficit to 6% in 2009, 5.5% in 2010, 3% in 2011, 2% in 2012, 1.5% in 2013 and 1% from 2014 onwards.

In amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on Government expenditures. Pursuant to these restrictions, the aggregate Government expenditures (excluding expenditures on hospitals) may not increase by more than 1% (indexed to the CPI) in each of 2005 and 2006, and should not increase by more than 1.7% (indexed to the CPI) from 2007 onwards. Adjusting expenditures upwards is subject to preserving the annual deficit ceiling.

Absent an approval of the Knesset, Government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset, be spent in the following year. The deficit ceiling established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to Government expenditures is required by law if the actual deficit missed the deficit ceiling due to either Government revenues or actual GDP that was different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency indebtedness and some proceeds from privatization.

In 1997, the Government decided to replace the domestic deficit target with a total deficit target. From 1997 through 2007, the total deficit, excluding net allocation of credit, as a percentage of GDP, was 3.2%, 3.1%, 3.2%, 0.7%, 4.2%, 3.6%, 5.4%, 3.6%, 1.9%, 1.0% and 0.0%, respectively. The deficit target was achieved in 2004 despite tax reductions implemented throughout the year. In each of 2005, 2006 and 2007 the deficit was lower than its target by approximately 1%, 2% and 1.6% of GDP, respectively, mainly due to higher than expected revenues and growth in GDP. Due to the economic crisis and decrease in tax revenues, the deficit in late 2008 was over the target range of 1.6%, at 2.1%.

In order to reduce the budget deficit for 2003 and following years, a comprehensive economic plan (the “Economic Plan”), was approved in mid-2003. The first stage of the Israeli Economic Plan of 2003 was initiated in order to stabilize the economy, reverse the economic slowdown in the short term and create conditions that would enable the economy to return to a sustainable growth trajectory. The 2004 budget, which promoted sustainable growth in the Israeli economy represented the second stage of the Economic Plan. The 2005 budget represented the third step of the Economic Plan and focused on the measures necessary to consolidate growth and improve the standard of living across socioeconomic classes.

Following the implementation of the Economic Plan of 2003 – 2005, the 2006 – 2007 budgets had four stated overarching objectives: establishing growth, strengthening economically disadvantaged groups, making public services more efficient and protecting consumers by weakening public and private monopolies.

The global economic crisis and decrease in tax revenues led the government to propose a new program named “Stop and Begin Momentum”. The program consists of a two-pronged approach to handling the economy during these times. The first part is to ‘stop’ the effects of the global crisis and the second part is to ‘begin momentum’ in the Israeli economy to once again set it on the path of growth. The program consists of five parts:

1)	Credit guarantees for banks. Credit for non-banks and exporters. An increase in the credit to medium size businesses.
2)	An increase in the participation rate while decreasing the unemployment rate. Reducing the rates of foreign workers and focusing on increasing the demand for local workers. Enhancing employment motivation in general as well as encouraging diversity (with focus on women employees).
3)	Structural reforms. In the land authority, electricity market, sea ports etc.
4)	Taxes. The tax rate for individuals will be gradually reduced until the year 2016, to a rate of 39%. Tax rates for corporations will be gradually reduced until the year 2016, to a rate of 18%. The State will take steps to sustain a more efficient tax collection process.
5)	Infrastructure and human capital. Israel will accelerate projects in the fields of infrastructure, research and development and support of the hi-tech industry.

The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes raised in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Table 27 presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to the NII. Table 29 presents the budget net of these expenditures.

Table No. 27

The Budget Deficit and Its Financing
(In Thousands of NIS at Current Prices)

	Actual 2004	Actual 2005	Actual 2006	Actual 2007	Actual 2008
Revenues and Grants
Tax revenues	NIS152,677,923	NIS163,123,228	NIS177,256,574	NIS192,089,665	NIS184,842,147
Non-tax revenues	36,434,585	38,832,995	39,240,029	38,754,188	42,465,614
Foreign grants	10,512,602	11,480,280	12,374,289	10,428,988	10,037,296
Total	199,625,110	213,436,503	228,870,892	241,272,841	237,345,057
Gross Expenditure and Lending
Current and capital expenditures	103,167,311	105,413,565	110,309,232	113,453,197	120,510,467
Transfer payments and subsidies	72,631,235	72,262,781	76,807,625	81,405,848	85,698,491
Interest payments and commissions(1)	31,938,430	33,193,167	35,074,583	34,281,084	33,137,385
Loans	3,052,686	3,016,674	2,567,243	2,113,538	1,947,233
Other expenditures	6,116,040	7,783,501	6,934,630	6,724,095	5,711,625
Total	216,905,702	221,669,688	231,693,313	237,977,762	247,005,201
Surplus (Deficit)	(17,280,592)	(8,233,185)	(2,822,241)	(3,295,079)	(9,660,144)
Financing
Foreign borrowings(2)	17,929,808	16,215,889	11,745,106	4,644,822	3,910,083
Foreign loan repayments	10,059,863	10,097,964	13,574,218	10,426,000	13,026,273
Foreign financing (net)	7,869,945	6,117,925	(1,829,112)	(5,781,178)	(9,116,190)
Domestic borrowings	39,953,680	35,999,214	34,444,730	42,913,698	70,324,491
Domestic loan repayments	27,967,383	38,136,038	38,825,983	47,686,461	49,808,399
Domestic financing (net)	11,986,297	(2,136,824)	(4,381,253)	(4,772,763)	20,516,092
Proceeds from Privatization	1,020,014	8,572,595	4,668,758	6,268,393	1,751,563
Cash Balance of the Government (at end of period)(3)(4)
Deposits in NIS	(7,407,000)	(48,000)	1,259,000	2,074,000	1,542,000
Deposits in foreign currency	13,215,000	6,680,000	6,066,000	6,552,000	6,860,000
Total	5,808,000	6,632,000	7,325,,000	8,626,000	8,402,000

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.

(2)	Including certain proceeds borrowed under the U.S. loan guarantee program during the 1990s.
(3)	Includes the accounts of NII.
(4)	Changes in cash balances of the Government result also from activities not included in the budget.
—	The budget offer for 2009 as was submitted to the Knesset by the 31st government, As of May 10th 2009, the deficit for 2009 is estimated at 6% of GDP (approximately NIS45 billion).

Sources: Ministry of Finance, Bank of Israel.

Taxation and Tax Revenues

In 2008, the Israeli total tax burden was 34.3% of GDP, compared to 36.8% in 2007.

As of 2009, Israel has a progressive personal income tax with a top rate of 46%, supplemented, up to a ceiling, by a 17% health and social security tax (including the employer’s contribution) and a 26% corporate tax rate. Indirect taxes consist primarily of a 15.5% V.A.T. In addition, a high purchase tax is levied on cars, alcohol, fuel and cigarettes. All imports from the European Union and the United States are duty-free, whereas customs are applied on selected imports from other countries.

In recent years, further changes to the tax system were adopted to integrate Israel into the global economy. As part of this policy, customs duties on imports continued to decline. Israel has signed free trade agreements which lowered customs duties on imports with the United States and the European Union and the EFTA countries, as well as with Canada, Turkey and Mexico.

On January 1, 1995, a double taxation treaty with the United States went into effect. This treaty governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country subject to the treaty jurisdiction. Among other things, the treaty provides for reduced rates of withholding tax on certain non-business income, such as dividends, interest, and royalties, that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

In January 2003, Israel implemented a comprehensive multi-year reform of the direct-tax system. By the end of the process in 2010, taxes on labor (income tax, health tax and social security tax) will be further reduced to a maximum of 44% and the corporate tax will be reduced to 25%.

Table No. 28

Government Taxes
(In Billions of NIS at Current Prices)(1)

	Actual 2004	Actual 2005	Actual 2006	Actual 2007	Actual 2008
Income tax	NIS66.9	NIS73.5	NIS86.9	NIS90.6	NIS81.0
Value added tax.	52.8	55.0	57.0	61.4	64.5
Other	31.8	33.1	34.2	38.9	38.6
Total	151.5	161.6	178.1	190.9	184.1

(1)	Not including social security contributions, local authorities taxes and VAT on defense imports.

Source: Ministry of Finance.

Table No. 29

Government of Israel Statement of Net Expenditures
(Excluding Capital Expenditures)
(In Millions of NIS at Current Prices)

	Actual 2004	Actual 2005	Actual 2006	Actual 2007	Actual 2008
Government Expenditures
Government administration	NIS20,158	NIS23,897	NIS25,642	NIS26,382	NIS30,254
Local authorities	3,692	4,060	4,043	4,144	3,865
Defense	45,762	48,344	51,737	53,580	48,322
Social services	74,846	75,651	79,049	83,757	86,406
Economic services	7,613	6,943	6,728	7,011	7,740
Interest payments	31,917	33,178	35,048	34,264	34,523
Credit subsidies	29	22	27	16	25
Reserves	—	—	—	—	5,343
Total expenditures (other than capital expenditures)	184,018	192,096	202,273	209,154	216,478
Development and Capital Account Expenditures
Development expenditures (including repayments of debt)	56,421	65,368	69,590	75,493	85,040
Repayments of debt	44,243	54,627	59,087	64,696	72,674

Source: Ministry of Finance.

—	The budget offer for 2009 as was submitted to the Knesset by the 31st government, As of May 10th 2009, the deficit for 2009 is estimated at 6% of GDP (approximately NIS45 billion).

Government Budget Proposal for 2009

The original State budget for 2009 is NIS313.3 billion and the deficit ceiling for 2009 is 1.0% of GDP. The gross Government expenditures (excluding payment of principal) are to be NIS249.9 billion. These expenditures (excluding payment of principal) are to be 34.9% of the originally projected 2008 GDP.

Budget Framework.  The main components of the 2008 budget are the Government budget adjustment as required according to the total Deficit Reduction Law and the Sum of the Government Expenditures Law, the continuation of the tax reform, high investment in infrastructure, education and defense, further strengthening of disadvantaged social groups, and the further reduction of Israel’s debt to GDP ratio.

Increased Infrastructure Investment.  In the 2008 budget, NIS16.5 billion has been allocated to investments in infrastructure. This includes allocations for developing the railway network throughout the country and promoting the construction of access roads to the Cross-Israel Highway. Over the next several years, this investment is expected to play a crucial role in accelerating economic activity and shortening distances between the central and peripheral areas of the country.

Reform in the Labor Market and Streamlining of Transfer Payments.  In 2007 the Israeli Government adopted an economic-social agenda for 2008 – 2010, setting forth two major goals: reduction of poverty by generating growth; and leveraging long term, balanced growth by enhancing education. An expansion of employment is marked as one of the key factors for achieving the goals of the Agenda. Stimulating employment among unemployed people of working age is of paramount importance to the Government. The 2008 budget intends to stimulate employment by reducing the number of foreign workers employed in Israel so as to transfer jobs to Israeli citizens and encouraging populations dependent on Government assistance to join the labor market. These are to be supported in part by a welfare to work program entitled “Orot Leta’asuka” which has operated in a pilot format since August 2005. The program’s budget for 2008 is NIS212 million. As part of the program, job centers were opened in four regions in the country to assist the unemployed and equip them with the tools required to integrate into the job market, thereby decreasing their dependence on unemployment benefit support from the state. The program’s effect on the labor market was monitored and assessed by a public committee, which has recommended the deployment of the program throughout the country.

Tax Reform.  The tax reform program was approved by the Knesset in June 2002 and took effect in January 2003. The reform includes labor tax reductions, capital income taxation, the abolishment of certain tax exemptions, global taxation and incentives for capital investments and particularly investments in the high-tech sector. The measures approved as part of the tax reform are expected to facilitate the creation of a more equitable tax system, stimulate employment and economic growth and enhance Israel’s further integration into the global economy. In July 2005, the Knesset approved some amendments to the program, to be implemented from 2005 to 2010, which include an accelerated implementation of the direct tax reform, an additional reduction of the tax on labor to a maximum rate of 44%, a reduction of the V.A.T. to 16.5%, a gradual reduction of the corporate income tax to 25%, and an increase and equalization of tax rates on the capital market. In June 2006, the Minister of Finance decided to further reduce the V.A.T. to 15.5% effective July 1, 2006.

In 2009, a new multiannual tax program for the period of 2009 – 2016 has been established. The new program continues the reductions of direct taxes on labor (to a maximum rate of 39% in 2016) and of corporate tax (to 18% in 2015). It also includes some important reforms regarding the filing requirements for VAT and income/corporate tax, environmental tax incentives (including excise reliefs for cleaner vehicles) and more simple and accurate models for taxation of alcoholic beverages. On the other side, the tax program cancels several tax exemptions and thus broadens the tax base, including full VAT rate on fresh fruit and vegetables and some tourist expenditures, taxing capital income from dwellings, reduction in exempted amount for gambling gains, reduction in permitted tax-free private import of cigarettes and increased excise duty on cigarettes and tobacco.

Financing the Costs of the Second Lebanon War.  Following a special NIS1 billion budget allocation in August 2006, the State’s budget expenditures for 2007 and 2008 were increased by an additional 1.6% (NIS3.5 billion) and 1.0% (NIS2.2 billion), respectively, in order to finance unexpected expenses related to the war. These expenses include reserve duty costs, the restocking of the army’s munitions inventory, maintenance of equipment used during the fighting, various logistical costs, and strengthening the local authorities in northern Israel.

Implementation of the Disengagement Plan.  The total cost of the plan (for a description of the Disengagement Plan, see “State of Israel — International Relations” above), including compensation payments to settlers and the construction of temporary and permanent residential areas, is estimated at NIS9 billion, of which a total of NIS7 billion was spent by the end of 2007. The expenditures for this plan in 2008 are NIS1.1 billion. The rest of the expenditures for this plan (NIS0.9 billion) is expected to be spent in 2009 – 2010. In order to finance those expenses, the State’s budget expenditures for the years 2006, 2007 and 2008 were increased by an additional 1.0% (NIS2.2 billion), 0.5% (NIS1.1 billion) and 0.5% (NIS1.1 billion), respectively.

Local Authorities

Local authorities in Israel include 72 municipalities, 125 local councils, 54 regional councils and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily taxes based on the use of property) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2008, the total outstanding debt of the local authorities was approximately NIS13.8 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains authority to approve changes in the level of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2008 was approximately NIS5.2 billion. The Government transfers to the local authorities in 2008 totaled approximately NIS12.3 billion.

Social Security System

National Insurance Law.  Under Israel’s National Insurance Law, the National Insurance Institute of Israel (NII), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2008, total expenditures by the NII were NIS48.4 billion as compared with NIS46 billion in 2007. The NII funds its expenditures using the proceeds of social security taxes paid by employers and employees, transfer payments from the Government pursuant to the National Insurance Law and interest income on deposits representing surpluses from previous years. The NII also receives separate funds for non-contributory NII benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2008, the Government’s transfer payments to the NII and the Government’s share of the NII provision for non-contributory payments totaled NIS16.2 billion and NIS9.2 billion, respectively. The aggregate amount of Government transfer payments to the NII in the 2009 budget is NIS28 billion, compared to an actual total Government transfer of NIS25.6 billion in 2008.

Health Care.  Israel has an advanced medical system, with four public health insurance organizations and a ratio of one doctor for approximately every 220 people. A health care tax, which varies based on gross salary and averages 4.2% of an individual’s gross salary, funds a portion of health care benefits, with the remainder funded by the Government. In 1997, the Government enacted legislation in order to enhance efficiency in the health care market. The legislation expands the flexibility, authority and responsibility of the health funds and gives them incentives to make their services more efficient. Additional changes relate to the reduction of systematic redundancies and the introduction of bookkeeping arrangements among agencies in the system. These changes are aimed at improving savings and efficiency. In 1998, due to long waiting periods for surgical operations, new health care corporations were established. These corporations operate the Government-owned hospitals beyond regular operating hours. Each hospital is given a share of the income from the fees that are paid by patients to the health care corporations in return for the use of the hospital’s facilities.

In 2002, after approval of new regulations by the Knesset, the Government started to regulate the financial relations between the health care corporations and the hospitals. The Government developed an arrangement that would allow patients to choose any physician that works in a Government-owned hospital. In 2004 the Knesset decided to authorize the sale of non-prescription over-the-counter drugs in places other than pharmacies. This reform was implemented in May 2005.

In 2007, the Government enacted legislation designed to decrease the share of private health expenditures in the total expenditures on health. This legislation restricts health insurance organizations from including expensive life-saving medications as part of their supplementary insurance plans. In addition, this legislative act provides that life-saving medications should be supplied exclusively by basic health insurance plans, provided by the health insurance organizations.

In 2008, the Government decided to form a new, fifth health fund, in order to improve competition in the health system.

In 2009, the Government intends to transfer responsibility for psychiatric and public health services to the health insurance organizations, to convert some of the Government-owned hospitals into non-profit self-managing organizations or corporations owned by one of the health insurance organizations and to decrease hospitals’ expenditures on medical malpractice insurance. In addition, the Government has improved the allocation of the government health care budget amongst health insurance organizations. These structural reforms are expected to make the Israeli health system more effective, to decrease the Ministry of Health’s involvement in providing services and to increase its regulatory authority.

The 2008 Government health care budget is approximately NIS30 billion. Health care expenditures (including expenditures by the public) were 7.9% of Israel’s GDP in 2007.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the accumulation of retirement savings and provision of retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make contributions to the pension fund. At retirement age, or at the time of another insurable event, the employee, or his survivors become entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive plan of recovery for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new participants, but existing participants would continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

As of May 2003, the estimated actuarial deficits of the older pension funds were NIS109 billion. In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds in order to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age. As of December 2008, Government obligations under this plan stood at NIS94.4 billion over the next 30 years. In 2008, the Government transferred NIS2.9 billion from the State budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Steps taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, including a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated Government bonds in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated Government bonds. In order to ensure professional and responsible management of the funds, a Government committee appointed new managers for the pension funds with actuarial deficits in June 2003. These new managers have replaced the existing managers, who had been appointed by the Histadrut. In January 2004, a Memorandum of Understanding between the Minister of Finance and the head of the Histadrut was signed, completing the pension reform process as a cooperative effort among the Government, the Histadrut and employers.

In December 2004, the Minister of Finance approved a procedure for the transfer of financial aid to the older pension funds that had been actuarially balanced, based on their assets. The financial aid was needed due to the aforementioned changes in the issuance of Government bonds.

As of December 31, 2008 the total long-term investments totaled NIS482 billion, of which NIS48 billion is invested in new pension funds, NIS160 billion is invested in old pension funds, NIS145 billion is invested in life insurance policies and NIS129 billion in provident funds.

An agreement signed between the Histadrut and the Economic Organizations Coordination Bureau provides that as of January 1, 2008, employers must provide a defined contribution pension plan for all employees.

During 2007 and 2008 two reforms dealing with long-term pension saving plans were implemented with a view to expanding consumer choice and competition, while ensuring that all employees enjoy a decent income during retirement. First, funds saved in provident funds after 2008 may only be withdrawn as an allowance during an employee’s retirement years and not as a one-time disbursement. The second reform allows unrestricted transfer of pension money among different saving vehicles and funds.

The actuarial liabilities of the Government with respect to pension benefits payable under this plan were approximately NIS432.691 billion as of December 31, 2008.

According to an agreement between the Government and the workers union, new government employees will not participate in the existing unfunded pension plan, instead, the government will make contributions on behalf of such employees to the new, fully funded plans, chosen by each employee. Current pensioners and employees who were included in the former plan, prior to the effective dates of the agreement (i.e., prior to 2003/2004), will remain included in the former plan and will continue to accumulate benefits according to that plan.

The basic terms of the plan are:

1)	The basic salary will be the final salary.
2)	Pension rate will be 2% per year of employment, subject to a maximum of 70%.
3)	Pension age is 67 (subject to certain conditions, earlier retirement is possible).
4)	The plan provides benefits to employees’ survivors and due to disability.

The new government employees will be entitled to severance pay of 2.333% of their final salary for each year of employment.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the local currency and foreign currency debt of the public sector. Net public debt as of December 31, 2007 was NIS459.3 billion (68.1% of GDP), of which NIS4.8 billion was net foreign currency debt. As of December 31, 2006, the net public debt was NIS473.2 billion. Following four years of increases, in the last two years, net public debt as a percentage of GDP declined, marking a return to the pre-2001 trend. The main factors that contributed to the decrease of the public sector debt in 2007 were the low government deficit (-0.01%), and the depreciation of the U.S. dollar as compared with the NIS.

Table No. 30

Net Public Debt(1)
(In Billions of NIS at End-of-Year Current Prices)

	Year
	2000	2001	2002	2003	2004	2005	2006	2007	2008
Local Currency(2)	346.3	368.5	416.4	444.7	464.9	468.6	459.4	452.3	495.7
Foreign Currency(3)(4)	17.3	17.5	17.2	16.8	19.8	13.5	9.6	7.0	-31.1
Total	363.5	385.9	433.6	461.5	484.6	482.1	469.1	459.2	464.6

(1)	The net public debt includes the debt of the local authorities, except the local authorities’ debt to the central government.
(2)	In 2008, the domestic net public debt increased in real terms (at end-of-year 2007 constant prices) by 5.6% to NIS477.567 billion.
(3)	External public debt equals the Government’s foreign currency liabilities less foreign exchange reserves.
(4)	Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and does include residents’ holdings of foreign currency-denominated Government bonds issued in the global market.

Source: Bank of Israel.

Table No. 31

Ratio of Net Public Debt to GDP
(Percent of Year End GDP at End-of-Year-Prices)

	Year
	2000	2001	2002	2003	2004	2005	2006	2007	2008
Local Currency	67.4%	74.2%	78.8%	84.4%	82.0%	76.7%	72.4%	66.2%	69.1%
Foreign Currency(1)	3.4%	3.5%	3.3%	3.2%	3.5%	2.2%	1.5%	1.0%	-4.3%
Total	70.7%	77.7%	82.0%	87.6%	85.5%	78.9%	73.9%	67.2%	64.8%

(1)	Foreign currency public debt equals the Government’s foreign-currency denominated liabilities less foreign reserves. (change in foreign reserves less repayment of principal)

Source: Bank of Israel.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as the Government debt plus the debt of local authorities less the liabilities of private sector debtors to the public sector. The net public debt includes debt of local authorities, but excludes their debt to the Government. In 2008, the domestic net public debt was NIS514.3 billion, as compared with a domestic net public debt of NIS452.3 billion in 2007.

The domestic public debt is comprised of transferable and non-transferable debt, which is raised through issues of bonds denominated in NIS. Nontransferable debt is issued to financial institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of nontransferable debt as a portion of the total domestic debt have decreased, mainly due to the reduction of designated bonds issuance to pension funds (see “Public Finance — Pension Funds” above).

In recent years, the Ministry of Finance took some major steps in order to increase the transferability and liquidity of its bonds. Between 1995 and 2008, the CPI-linked component in the overall domestic transferable debt decreased from 81.0% to 41.8%, and the USD-linked component decreased from 10.1% to 0.1%. Correspondingly, the Ministry of Finance reduced the number of issued bond series and increased their average size. As a result, the number of traded bond series fell sharply, from 265 in 1992 to only 39 at the end of 2008.

Table No. 32

Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)

	2004	2005	2006	2007	2008
Total Issuances
Tradable	NIS36.0	NIS32.2	NIS29.9	NIS31.1	NIS53.0
Non-tradable	3.8	3.8	4.4	4.6	4.2
Total	39.8	36.0	34.3	35.7	57.2
Average Maturity (in years)
Tradable	8.8	9.9	9.6	11.1	7.6
Non-tradable	13.0	13.1	14.0	13.1	13.4
All	9.1	10.6	10.2	11.4	8

External Public Debt

Except as otherwise specified, and only for the purpose of the statistical data contained herein, Israel’s gross external debt is defined, in compliance with the International Monetary Fund definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For this purpose, public sector includes the government, the Bank of Israel and the National Institutions (i.e., The Jewish Agency). The data does not include currency swap transactions.

The Government is the principal public sector borrower. In 2007, the public sector’s share of Israel’s gross external debt was 35%, a slight decrease from the 38% level of 2006. The share of the Government’s gross external debt of its total debt was 21.7% in 2008 compared to 26.4% in 2007, 26.4% in 2006 and 26.2% in 2005.

Total public sector external debt in 2008 was $28.7 billion, a decrease of $3.7 billion from the 2007 level. The main factor that contributed to the decrease in the public sector external debt was the fact that Israel did not launch any foreign currency issues during 2008 (other than State of Israel Bonds issuance discussed below). Total external assets of the public sector in 2007 were $29.3 billion, a slight decrease from $29.97 billion in 2006.

The net external debt of the public sector, defined as the public sector external debt less foreign assets of the public sector, decreased in 2007 to $2.5 billion from $3.4 billion in 2006. As a percentage of GDP, net public sector external debt as of December 31, 2007 was 1.4%. This level reflects a slight decrease compared to the 2.3%, 1.9% and 1.6% levels at the end of 2006, 2005 and 2004, respectively. The levels in recent years represent a sharp decrease from the peak of 55% in 1985. Furthermore, the average maturity of the net external debt has lengthened in recent years and the annual cost of servicing such debt has also declined in both absolute and relative terms.

As of December 31, 2008, approximately 81% of Israel’s public external debt is denominated in USD, approximately 13% is denominated in euros and approximately 6% is denominated in other currencies.

Israel’s access to external funding has broadened increasingly over the past decade. From the mid-1980s to 1992, the major source of external net borrowings by the Government was State of Israel Bonds organization (“Israel Bonds”), with the remainder coming from foreign governments, international institutions and foreign banks. Israel Bonds raises capital through the following four organizations: Development Corporation for Israel, Israel Bonds International, Development Company for Israel (UK) Ltd. and Canada-Israel Securities Limited. Bonds and notes issued through Israel Bonds are not freely transferable. Israel Bonds has proven to be a reliable and important source of financing for Israel, particularly under adverse circumstances, because many purchasers are individuals and institutions, including the worldwide Jewish community, that have an interest in Israel. Israel expects to continue to issue bonds through Israel Bonds in the future.

By 1991, the annual amount raised by the Government through the sale of State of Israel Bonds reached an average of $1.0 billion per year. On December 31, 2008, the outstanding balance of bonds and notes issued through Israel Bonds was $8.32 billion, representing approximately 29% of Israel’s total public sector external debt.

From 1993 through 1998, the main source of external borrowings by the Government was the U.S. loan guarantee program. The U.S. loan guarantee program provided for the guarantee of up to $10.0 billion in principal amount of loans to Israel during U.S. government fiscal years 1993 through 1998. Under the program, the United States guaranteed all payments of principal and interest on bonds issued by Israel.

During 1998, Israel completed its borrowings under the first U.S. loan guarantee program. Israel borrowed a total of $9.3 billion under this program through the issuance of guaranteed notes having various terms, interest rates and maturity.

In April 2003, the United States approved a new loan guarantee program that provided for the guarantee of up to $9 billion in principal amount of loans to Israel during U.S. government fiscal years 2003 through 2005, with the unused balance available for financing in 2006. In 2005, the program was amended to permit financing through the end of United States fiscal year 2008, and in 2006 it was extended until 2011 (with an option for an additional year). Under the program, the United States issues guarantees with respect to all payments of principal and interest on bonds issued by Israel. The aim of the program is to support Israel’s comprehensive economic program and to create conditions for higher and sustainable growth. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program. Under the loan guarantee program, between September 2003 and November 2004 Israel issued notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004. As of April 2009, $3.8 billion remains available under loan guarantee program.

During 2008, Israel borrowed a total of approximately $1.04 billion in foreign currency debt, all of which was through the Israel Bonds Program and redeemed a principal amount of $3.5 billion.

At the end of 2008, 64% of the external public debt was transferable, similar to the 62% ratio of transferable debt at the end of 2007.

Credit Rating

Standard & Poor’s upgraded its ratings in November 2007 for the Government of Israel’s long-term local currency from ‘A+’ (A plus) to ‘AA-’ (AA minus), and long-term foreign currency from ‘A-’ (A minus) to ‘A’ (A flat). The short-term local and foreign currency ratings are both ‘A-1’. Standard & Poor’s outlook for Israel is “Stable”.

Moody’s Investors Services upgraded its ratings for the Government of Israel’s long-term foreign and local currency bonds from ‘A2’ to ‘A1’ in April 2008. The State of Israel’s country ceiling for long-term foreign currency debt of ‘Aa1,’was affirmed as well as the P1 short term foreign currency rating. Moody’s outlook for Israel “Stable”.

Fitch Ratings’ Issuer Default ratings for the State of Israel was upgraded in February 2008. The current rating is ‘A+’ (‘A plus’) on the long-term local currency, ‘A’ (A flat) on the long-term foreign currency and ‘F1’ on the short-term foreign currency. Fitch’s outlook for the State of Israel is “Stable,” and the country’s ceiling for bonds is ‘A+.’

Table No. 33

Outstanding Public Sector External Debt
(In Millions of Dollars)

	Balance at Year End
	2004	2005	2006	2007	2008
Public sector external debt(1)
Foreign governments and international institutions	$2,452	$2,082	$1,926	2,089	1,869
Negotiable bonds guaranteed by the U.S. government	14,992	14,734	14,544	14,100	13,551
Negotiable bonds – unguaranteed	3,247	4,091	6,897	5,072	4,932
State of Israel bonds	10,150	10,136	9,993	9,764	8,384
Other	429	367	129	166	80
Total	31,269	31,409	33,490	31,191	28,796
Total public sector external assets	29,256	28,979	29,883	29,313	43,220
Net public sector external debt	2,013	2,431	3,607	1,878	-15,283

(1)	Includes accrued interest.

Sources: Ministry of Finance, Bank of Israel.

Israel’s major sources of foreign currency financing have been low-cost, long-term debt backed by guarantees of the United States and bonds and notes issued through Israel Bonds. Consequently, the majority of Israel’s outstanding public sector external debt was issued at favorable interest rates with a maturity of 10 years or more. However, since 2005 Israel has been issuing foreign currency debt with shorter terms than in the past and has increased the levels of financing in international financial markets without United States guarantees.

Table No. 34

Forward Amortization of Public Sector External Debt – Principal Payments
(In Millions of Dollars)(1)(2)

	Debt Outstanding as of December 31, 2008	2009	2010	2011	2012	2013	2014 Onwards
US government (USD)	748	87	86	87	85	93	309
Other foreign governments and international institutions	875	143	70	38	38	38	546
of which USD	105	3	0	0	0	0	103
of which Euro	770	141	70	38	38	38	444
Negotiable bonds guaranteed by the US government (USD)	13,562	667	530	485	393	307	11,145
Negotiable bonds – unguaranteed	4,112	300	284	0	0	425	3,103
of which USD	1,576	18	284	0	0	425	850
of which EUR	1,036	282	0	0	0	0	754
of which GBP	146	0	0	0	0	0	146
of which NIS	1,353	0	0	0	0	0	1,353
State of Israel bonds	7,934	1,091	1,958	846	794	967	2,277
of which USD	7,452	1,023	1,795	787	750	935	2,160
of which CAD	379	56	82	58	44	32	108
of which GBP	7	2	4	1	0	0	0
of which EUR	97	11	76	0	0	0	10
Foreign banks and others	101	3	3	4	79	4	8
of which USD	75	0	0	0	75	0	0
of which CHF	24	3	3	3	3	3	7
of which EUR	3	0	0	0	0	0	1
Total public sector	27,296	2,292	2,931	1,460	1,390	1,834	17,388

(1)	Repayments are for originally long term loans (for more than one year).
(2)	Data include accrued interest (which is excluded from the interest payment table).

Sources: Bank of Israel and Ministry of Finance calculations.

Table No. 35

Forward Amortization of Public Sector External Debt – Interest Payments
(In Millions of Dollars)(1)

	Total Forecasted Interest Payments	2009	2010	2011	2012	2013	2014 Onwards
US government (USD)	140	34	29	24	20	15	18
Other foreign governments and international institutions (Euro)	78	11	10	10	9	8	30
Negotiable bonds guaranteed by the US government (USD)	8,976	786	777	776	812	856	4,968
Negotiable bonds – unguaranteed:	1,250	145	116	104	104	94	687
of which USD	707	59	70	58	58	48	413
of which EUR	280	66	36	36	36	36	68
of which GBP	254	10	10	10	10	10	205
of which NIS	10	10
State of Israel bonds:	1,401	275	173	145	218	163	426
of which USD	1,287	265	158	121	194	145	405
of which CAD	108	8	13	25	24	18	22
of which EUR	5	3	3	0	0	0	0
Foreign banks and others:	68	1	1	1	66	0	0
of which USD	65	0	0	0	65	0	0
of which in other currencies	3	1	1	0	0	0	0
Total public sector	11,912	1,252	1,106	1,060	1,228	1,137	6,129

(1)	Repayments are for originally long-term (over a year) loans.

Sources: Bank of Israel and Ministry of Finance calculations.

Government Guarantees

In certain cases, the State may issue financial guarantees of third-party obligations if the Government determines that the issuance of such guarantees is in the best interest of the State. These guarantees are generally made on a secured basis and require the payment of a fee to the State. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate obligations issued under such guarantees may not exceed 10% of the total budget expenditures of the same year. Government guarantees fall into three general categories: (i) guarantees to support economic activities, including encouragement of capital investment; (ii) special guarantees to support Government-controlled entities, particularly those in the defense sector and the Israel Electric Corporation Ltd., or to support other enterprises or activities on a case-by-case basis; and (iii) guarantees given to support foreign trade made through the Israel Export Insurance Corporation Ltd. (ASHR’A), a Government-controlled company that provides export guarantees, guarantees against foreign political and commercial risks on a transaction-by-transaction basis and direct guarantees for certain large individual transactions, particularly those involving military equipment. These guarantees, fees and other receipts associated with them are included in the national accounts but, other than some of the guarantees listed in clauses (i) and (ii), are not part of the Government’s annual budget.

As of December 31, 2008, approximately $2.3 billion in Government guarantees were outstanding.

The following table sets forth the outstanding Government guarantees of third-party indebtedness by category.

Table No. 36

Government Guarantees by Category
(As of December 31, 2008)
(In Millions of NIS)

Guarantee Programs		State-Owned Enterprises		International Trade
Hotel Funds	34	Israel Electric Corporation Ltd.	6,308	Foreign Trade Insurance	2,075
Small Business Funds	0	Israel Aircraft Industries Ltd.	58
Capital Investment Law	5	Israel Military Industries Ltd.	82
Absorption and Construction	15	El-Al Israel Corporation	134
Total	54	Total	6,582	Total	2,075

Source: Ministry of Finance.

DEBT RECORD

Israel has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2008)

	USD	CAD	EURO	GBP	CHF	Total
State of Israel Bonds	7,882	379	96	7	0	8,364
Loans from Foreign Governments	1,017	0	909	0	24	1,950
Tradable bonds guaranteed by the US Government	13,551	0	0	0	0	13,551
Sovereign bonds – unguaranteed	3,144	0	1,640	148	0	4,932
Total						28,797

Source: Ministry of Finance

Loans from the Government of Germany

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2008 (In Millions)
2.000	Nov. – Dec. 1989	Dec. 2019	EUR	39
2.000	Jan. 1991	Dec. 2020	EUR	42.9
2.000	Dec. 1991	Dec. 2021	EUR	46.5
2.000	Dec. 1992	Dec. 2022	EUR	50.1
2.000	Dec. 1993	Dec. 2023	EUR	69
2.000	Dec. 1994	Dec. 2024	EUR	40.9
2.000	June 1995	June 2025	EUR	59
2.000	Dec. 1996	Dec. 2026	EUR	41.4
2.000	Jan. 1998	Dec. 2027	EUR	24.3
2.000	Sep. 2000	Dec. 2030	EUR	4.6
2.000	Dec. 2001	Dec. 2030	EUR	10.4
2.000	Dec. 2003	Dec. 2030	EUR	1.2
2.000	Dec. 2004	Dec. 2030	EUR	2.0
2.000	Aug. 2005	Dec. 2030	EUR	2.0
2.000	Dec. 2006	Dec. 2030	EUR	3.5
2.000	Dec. 2007	Dec. 2030	EUR	1.9

Source: Ministry of Finance.

Loans from Israeli and Non-Israeli Banks

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2008 (In Millions)
4.15	Sep. 1997	June 2015	CHF	18.5
1.15	Sep. 1997	June 2015	CHF	6.6
4.69	Oct. 1998	June 2015	EUR	1.3
1.69	Oct. 1998	June 2015	EUR	0.5

Source: Ministry of Finance.

International Capital Markets Issues

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2008 (In Millions)
7.25	Dec. 1998	Dec. 2028	USD	250.0
6.875	Oct. 1999	Oct. 2034	GBP	100.0
7.75	Mar. 2000	Mar. 2010	USD	500.0
5.875	Feb. 2002	Feb. 2009	EUR	400.0
6.45	Dec. 2002	Dec. 2012	USD	75.0
4.625	June 2003	June 2013	USD	750.0
5.125	Mar. 2004	Mar. 2014	USD	500.0
3.75	Oct. 2005	Oct. 2015	EUR	750.0
5.5	Nov. 2006	Nov. 2016	USD	1,000.0

Source: Ministry of Finance.

State of Israel Notes
(Issued through the Development Corporation for Israel)

Issues	Interest Rate (%)(a)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2008 (In Millions)
Libor Issues(b)	Libor + 0.4%	Jan 2002 – Dec 2004	Jan 2009 – Dec 2011	USD	104.65
Libor Issues(c)	Libor + 0.6%	Jan 2004 – Mar 2005	Jan 2009 – Mar 2010	USD	138.9
	Libor + 0.4%	Jan 2005 – June 2005	Jan 2012 – June 2021	USD	42.15
	Libor + 0.5%	Apr 2005 – Aug 2005	Apr 2010 – Aug 2010	USD	79.13
	Libor + 0.2%	Jul 2005 – Dec 2005	Jul 2012 – Dec 2012	USD	15.9

(a)	All notes pay interest semiannually on June 30 and December 31.
(b)	The Libor Rate is determined according to Bloomberg for a six-month period rounded upwards to the next 1/16%.
(c)	The Libor Rate is determined according to Bloomberg for three month periods rounded upwards to the next 1/16%

Source: Ministry of Finance.

State of Israel Bonds
(Issued through the Development Corporation for Israel)

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2008 (In Millions)
Development Issue
7th – CIB	4.0	Jan. 1994 – Jan. 1997	Jan. 2009 – Jan. 2012	USD	119.83
- Int’l savings	4.0	Jan. 1994 – Aug. 1996	Jan. 2009 – Aug. 2011	USD	49.97
- Amended CIB	4.0	Oct. 1996 – Feb. 2006	Oct. 2011 – Feb. 2021	USD	68.1
- Amended Registered Savings	4.0	Jun. 1996 – Feb. 2006	Jun. 2011 – Feb. 2021	USD	75.4
- Amended Int’l savings	4.0	Sep. 1996 – Feb. 2006	Sep. 2011 – Feb. 2021	USD	36.1
Individual Variable Rate Issue (IVRI)
5th	(b)	Jan. 1997 – Jun. 1997	Jan. 2009 – Jun. 2009	USD	11.5
6th	(b)	May 1997 – May 1999	May 2009 – May 2011	USD	68.4
Chai Issue
3rd	3.9 – 4.5	Jan. 2004 – June 2006	Jan. 2009 – June 2009	USD	2.4
Mazal Tov
1st	3.7 – 4.25	Feb. 2004 – July 2005	Feb. 2009 – July 2010	USD	14.4
1st Amended	3.7 – 4.4	Aug. 2005 – Jan. 2006	Aug. 2010 – Jan. 2011	USD	6.7
Canadian Issues(c)
2nd Floating Rate		Jan. 1997 – Apr. 2006	Jan. 2009 – Apr. 2018	Can. Dollar	18.16
2nd EDI	3.65 – 5.8	Jan. 2004 – May 2006	Jan 2009 – May 2011	Can. Dollar	118.7
2nd Chai	3.4 – 4.5	Jan 2004 – May 2006	Jan. 2009 – May 2011	Can. Dollar	11.1
Zero Coupon	6.15 – 7.45	Oct. 2000 – Nov. 2004	Oct. 2010 – Nov. 2014	Can. Dollar	99
2nd Zero Coupon	4.3 – 5.60	Nov. 2004 – May 2006	Nov. 2014 – May 2016	Can. Dollar	16.3
Savings 2 Year	4.05 – 4.7	July 2006 – Jan 2007	Jan 2009 – Jan 2009	Can. Dollar	0.4
Savings 5 Year	4.15 – 4.6	May 2006 – Jan 2007	May 2011 – Jan 2012	Can. Dollar	5.84
Savings 10 Year	4.3 – 5.4	May 2006 – Jan 2007	May 2016 – Jan 2017	Can. Dollar	2.45
Jubilee 2 Year	3.90 – 4.65	Jan 2007 – Jan 2007	Jan 2009 – Jan 2009	Can. Dollar	0.45
Jubilee 5 Year	4.00 – 4.70	May 2006 – Jan 2007	May 2011 – Jan 2012	Can. Dollar	25.08
2nd Savings 1 Year	3.98 – 4.85	Jan. 2008 – Jan. 2009	Jan. 2009 – Jan. 2009	Can. Dollar	0.35
2nd Savings 2 Year	3.66 – 4.38	Oct. 2007 – Jan. 2009	Oct. 2009 – Jan. 2010	Can. Dollar	11.5
2nd Savings 5 Year	3.95 – 4.76	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2013	Can. Dollar	9.7
2nd Savings 10 Year	4.27 – 5.27	Jan 2007 – July 2007	Jan 2017 – July 2017	Can. Dollar	1.3
2nd Jubilee 1 Year	4.00 – 4.83	Jan. 2008 – Jan. 2008	Jan 2009 – Jan. 2009	Can. Dollar	0.53
2nd Jubilee 2 Year	3.7 – 4.37	Oct. 2007 – Jan. 2009	Oct. 2009 – Jan. 2011	Can. Dollar	23.76
2nd Jubilee 3 Year	4.05 – 4.95	Jan. 2007 – Oct. 2007	Jan. 2010 – Oct 2011	Can. Dollar	5.08
2nd Jubilee 5 Year	3.91 – 4.99	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	Can. Dollar	24.1
Zero Coupon Issues
5th	5.65 – 7.9	Jan. 1999 – Jan. 2000	Jan. 2009 – Jan. 2010	USD	77.2
6th	6.65 – 8.0	Feb. 2000 – Apr. 2001	Feb. 2010 – Apr. 2011	USD	85
7th	6.65 – 7.15	Apr. 2001 – Jan. 2002	Apr. 2011 – Jan 2012	USD	92.1
8th	4.25 – 7.00	Feb. 2002 – Mar. 2006	Feb. 2012 – Mar. 2016	USD	849

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2008 (In Millions)
Floating Rate Issue (FRI)
4th	(e)	Jan 1999 – May 1999	Jan 2009 – May 2009	USD	65
4th additional	(e)	Mar. 1999 – Jan. 2000	Mar. 2009 – Jan. 2010	USD	47
Jubilee
3rd 5 Years	3.50 – 5.60	Jan. 2004 – Aug. 2005	Jan. 2009 – Aug. 2010	USD	686.01
3rd 5 Years Amended	4.15 – 4.95	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	123.44
10 Years	5.50 – 7.70	Jan. 1999 – Jun. 2001	Jan. 2009 – Jun. 2011	USD	181.5
2nd 10 Year	6.40 – 7.0	July 2001 – Mar. 2002	July 2011 – Mar. 2012	USD	143.6
3rd 10 Year	4.15 – 6.80	Mar. 2002 – Aug. 2005	Mar. 2012 – Aug. 2015	USD	1,033.6
3rd 10 Year Amended	4.55 – 5.35	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	17.55
4th 2 Year	4.70 – 5.50	Jan. 2007 – Jan 2007	Jan. 2009 – Jan 2009	USD	10.4
4th 5 Year	4.55 – 5.50	Mar. 2006 – Jan 2007	Mar. 2011 – Jan 2012	USD	116.1
4th 7 Year	5.15 – 5.75	Mar. 2006 – Oct. 2006	Mar. 2013 – Oct 2013	USD	9.3
4th 10 Year	4.70 – 5.90	Mar. 2006 – Jan 2007	Mar. 2016 – Jan 2017	USD	46.8
5th 2 Year	3.04 – 4.14	Aug. 2007 – Nov. 2008	Aug. 2009 – Nov. 2011	USD	348.16
5th 3 Year	4.11 – 5.26	Jan. 2007 – Jan. 2009	Jan. 2010 – Jan. 2012	USD	70.7
5th 5 Year	3.41 – 5.34	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	USD	179.9
5th 10 Year	4.79 – 5.5	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	11.6
Euro Bonds
Savings Bond 2 Year	3.45 – 3.9	Jan. 2007 – Jan 2007	Jan. 2009 – Jan 2009	EUR	0.18
Savings Bond 10 Year	4.25 – 4.7	Jun. 2006 – Jan 2007	Jun. 2016 – Jan 2017	EUR	0.035
Euro Floating Bond 7 Year	3.13 – 3.95	Jun. 2006 – Jan 2007	Jun. 2013 – Jan 2014	EUR	0.12
2nd Savings Bond 2 Year	3.94 – 4.69	Jan. 2007 – Jan. 2009	Jan. 2009 – Jan. 2011	EUR	21.04
2nd Savings Bond 10 Year	4.45 – 5.25	Jan. 2007 – July 2007	Jan. 2017 – July 2017	EUR	0.22
2nd Euro Floating Bond 2 Year	4.68 – 5.00	Oct. 2007 – Jan 2009	Oct. 2009 – Jan. 2011	EUR	44.1
2nd Euro Floating Bond 7 Year	3.96 – 4.39	Jan. 2007 – July 2007	Jan. 2014 – July 2014	EUR	0.06
Savings Bonds
2 Year Saving	4.7 – 5.55	Jan. 2007 – Jan 2007	Jan. 2009 – Jan 2009	USD	6.4
5 Year Saving (Mazal Tov)	4.56 – 5.22	Mar. 2006 – Jan 2007	Mar. 2011 – Jan 2012	USD	19.28
10 Year Saving	4.75 – 6.05	Mar. 2006 – Jan 2007	Mar. 2016 – Jan 2017	USD	37.69
2nd 2 Year Saving	3.00 – 4.15	Aug. 2007 – Nov. 2008	Aug. 2009 – Nov. 2010	USD	79.49
2nd 3 Year Saving	4.51 – 5.28	Jan. 2007 – Jan 2009	Jan. 2010 – Jan 2012	USD	42.65
2nd 5 Year Saving (Mazel Tov)	3.41 – 4.86	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	USD	51.14
2nd 10 Year Saving	4.91 – 5.62	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	13.62
2nd 10 Year Saving (Mazel Tov)	4.71 – 5.07	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	1.44

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2008 (In Millions)
Libor Floating Rate Issue
1st(f)	Libor + .75% – .9%	Oct. 1999 – Aug. 2000	Oct. 2009 – Aug. 2010	USD	115.3
2nd(f)	Libor + .75%	Jul. 2000 – Jan. 2001	Jul. 2010 – Jan. 2011	USD	86.4
3rd(f)	Libor + .75%	Dec. 2000 – Jun. 2001	Dec. 2010 – Jun. 2011	USD	91.8
4th(f)	Libor + .6% – .75%	Jul. 2001 – May 2005	Jul. 2011 – May 2015	USD	290.4
5th(f)	Libor + .3% – .6%	May 2005 – Mar. 2006	Jan. 2010 – Mar. 2011	USD	88.3
6th 4 Year(g)	Libor + .0% – .004%	Mar. 2006 – Jan 2007	Mar. 2010 – Jan 2011	USD	91.6
6th 10 Year(g)	Libor + .1% – .2%	Mar. 2006 – Jan 2007	Mar. 2016 – Jan 2017	USD	28.7
5 Year Floating Rate(g)	Libor + .2%	Mar. 2006 – Sep. 2006	Mar. 2011 – Sep. 2011	USD	46.6
7th 2 Year(g)	Libor - (-1%) – (0.45%)	Nov. 2007 – Aug. 2008	Nov. 2009 – Aug. 2010	USD	26.01
7th 2 Year – Financing(g)	Libor + (-0.4%) – (-0.35%)	Jan 2008 – Oct 2008	Jan 2010 – Oct 2010	USD	68
7th 3 Year(g)	Libor + (-1.8%) – 0.0	July 2007 – Nov. 2008	July 2010 – Nov. 2010	USD	57.6
7th 3 Year – Financing(g)	Libor	Jan. 2007 – Oct. 2007	Jan. 2010 – Oct. 2010	USD	70.3
7th 5 Year(g)	Libor + (-1.15%) – 0.1%	Jan. 2007 – Nov. 2008	Jan. 2012 – Nov. 2013	USD	70.73
7th 10 Year(g)	Libor + (-0.15%) – 0.1%	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	6.44
Issues that previously matured for which there are outstanding amounts					291.947
Institutional Reinvestment Bonds
5 Year Fixed Rate	3.61 – 3.8	Sep 2008 – Sep 2008	Sep 2013 – Sep 2013	USD	43.5
2 Year Floating Rate	1.6625	Dec 2008	Dec 2010	USD	10

(a)	Not including USD 23.93 million awaiting Bond issuance by Fiscal Agent.
(b)	Interest rate equals 5% plus one-half of the difference between prime and 5% if prime is greater than 5% and equals prime if prime is less than 5%.
(c)	Interest rate equals Canadian prime minus 75 basis points.
(d)	Interest rate equals average prime minus 150 basis points.
(e)	Interest rate equals average prime minus 175 basis points.
(f)	The Libor rate is determined according to Bloomberg, for three months rounded upward to the 1/16%.
(g)	The Libor rate is determined according to Bloomberg, for six months rounded upward to the 1/16%.

Source: Ministry of Finance.

Balances of the Government’s Foreign Currency Debt by Currency
(As of December 31, 2008)

Total (In Millions)
United States Dollars (USD)	25,604.3
Euro (EUR)	2,643.8
Canadian Dollar (CAD)	379
Swiss Francs (CHF)	23.5
British Pound Sterling (GBP)	154.9

Source: Ministry of Finance.

Government Guarantees of Foreign Currency Indebtedness

To	For	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2008
KFW Bank	IEC Corporation	5.23	2000	2009	EUR	1,258,785
EDC Bank	IEC Corporation	Libor + 0.5	1997	2013	USD	12,397,132
EDC Bank	IEC Corporation	Libor + 0.4	1997	2013	USD	2,207,777
Citi	IEC Corporation	Libor + 0.2	2005	2026	USD	222,796,000

Source: Ministry of Finance.

Tradable Local Currency Direct Debt of the Government of Israel

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2008 (In Millions of NIS)
Floating Rate Loans
9230137	Gilon Chadash	(1)	29/04/1999	31/03/2009	NIS4,784.8
9230236		(1)	02/12/1999	30/11/2009	2,650.0
9230335		(1)	23/05/2000	30/04/2010	8,530.4
9230434		(1)	08/03/2001	28/02/2011	10,700.0
9230533		(1)	03/01/2002	30/12/2011	11,300.0
1106970	Israel Government FRN	(2)	08/01/2008	31/08/2017	9,788.5
Fixed Rate Loans
9266735	Shahar	6.0	07/02/2005	31/01/2010	NIS11,634.2
9267139		7.0	12/03/2002	27/02/2009	12,324.7
9268038		7.0	17/05/2001	29/04/2011	13,158.8
9268137		10.0	25/06/2002	31/05/2012	9,047.9
9268236		7.5	26/04/2004	31/03/2014	10,895.3
9268335		6.5	06/02/2006	31/01/2016	9,650.6
1099456	Israel Government Fixed	6.25	06/11/2006	30/10/2026	6,289.0
1107788		5.0	13/11/2007	31/03/2013	15,779.6
1101575		5.5	26/02/2007	28/02/2017	17,146.5

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2008 (In Millions of NIS)
1110907		6.0	10/06/2008	28/02/2019	8,161.9
1112887		4.0	01/12/2008	30/3/2012	2,323.5
1112671	Israel Government T Bills	0	10/11/2008	17/08/2009	2,787.1
CPI linked Loans
9541939	Galil	CPI + 4.00	07/01/1994	31/01/2009	474.0
9542036		CPI + 4.00	03/06/1994	30/06/2009	900.0
9542135		CPI + 4.00	09/09/1994	30/09/2009	608.3
9542234		CPI + 4.00	08/11/1994	30/11/2009	582.0
9542333		CPI + 4.00	14/02/1995	28/02/2010	470.0
9542432		CPI + 4.00	06/06/1995	30/06/2010	530.0
9542531		CPI + 4.00	25/07/1995	31/07/2010	1,076.0
9542630		CPI + 4.00	05/10/1995	31/10/2010	1,274.6
9542739		CPI + 4.00	03/06/1997	30/06/2012	4,000.0
9547035		CPI + 5.00	24/11/1998	31/10/2013	3,750.0
9547134		CPI + 5.00	30/11/1999	31/10/2014	1,050.0
9547233		CPI + 5.00	25/05/2000	30/04/2015	11,357.7
9548033		CPI + 4.00	04/09/2001	31/08/2011	10,050.0
9548132		CPI + 5.00	03/09/2002	31/08/2012	11,763.8
9590134		CPI + 4.75	04/07/1989	31/07/2009	306.0
9590332		CPI + 4.00	21/08/2001	30/07/2021	15,100.2
9590431		CPI + 4.00	23/08/2004	31/07/2024	9,645.3
1097708	Israel Government	CPI + 4.00	26/06/2006	30/05/2036	8,868.3
1106525	CPI linked	CPI + 2.5	06/08/2007	30/06/2010	11,852.8
1108927		CPI + 3.5	07/01/2008	30/04/2018	10,303.9
Dollar-linked/Floating Rate Loans
9655135	Gilboa		24/01/2000	24/01/2010	NIS300.0

(1)	Annual interest rate equals weighted average of yields to maturity of Treasury Bills (Makam) with 3 to 12 months maturity.
(2)	Annual interest rate equals yields to maturity of Treasury Bills (Makam) with 12 months maturity.

Source: Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel

Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2008 (In Millions of NIS)
CPI-linked Loans
Hetz	CPI + 4% – 6.2%	1967 – 2008	2007 – 2031	34,602.9
Meron	CPI + 5.5%	1987 – 2003	2007 – 2023	81,804.4
Arad	CPI + 4.8%	1995 – 2008	2010 – 2021	16,146.4

Various Loans of the Government of Israel

Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2008 (In Millions of NIS)
Emission and Funds(1)	2% – 6%	1984 – 2004	(2)	NIS8,160.5
Compulsory Bonds	N/A	N/A	N/A	80

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.
(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the Depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”) have an established maturity date.

Source: Ministry of Finance.

Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2008)

Total (In Millions)
United States Dollars (USD)	2,517
Euro (EUR)	45
Canadian Dollar (CAD)	17.8
British Pound Sterling (GBP)	4.9
New Israeli Shekel (NIS)	47,860.9

Source: Ministry of Finance.